Exhibit 99.1

PACIFIC DRILLING V LIMITED,

as the Issuer,

PACIFIC DRILLING S.A.,

as the Parent Guarantor,

AND

EACH ISSUER SUBSIDIARY GUARANTOR FROM TIME TO TIME PARTY HERETO

7.250% SENIOR SECURED NOTES DUE 2017

INDENTURE

Dated as of November 28, 2012

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Trustee and Collateral Agent

i

APPENDIX AND ANNEX

v

This INDENTURE, dated as of November 28, 2012 is among PACIFIC DRILLING V LIMITED, a British Virgin Islands company limited by shares (the “Issuer”), PACIFIC DRILLING S.A., a Luxembourg corporation under the form of a société anonyme (the “Parent”), and each ISSUER SUBSIDIARY GUARANTOR from time to time party hereto, as Guarantors, and DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation, as Trustee and as Collateral Agent.

The Issuer, the Guarantors, the Trustee and the Collateral Agent agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of (a) the Issuer’s 7.250% Senior Secured Notes due 2017 issued on the Issue Date (the “Initial Notes”) and (b) any Additional Notes (as defined herein) that may be issued after the Issue Date (all such Notes in clauses (a) and (b) being referred to collectively as the “Notes”):

ARTICLE 1

DEFINITIONS AND INCORPORATION

BY REFERENCE

Section 1.01 Definitions.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person (regardless of the form of the applicable transaction by which such Person became a Subsidiary) or expressly assumed in connection with the acquisition of assets from any other such Person, whether or not such Indebtedness is Incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person or of such Indebtedness being Incurred in connection with the acquisition of assets; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Debt will be deemed to be Incurred on the date the acquired Person becomes a Restricted Subsidiary of such Person or the date of the acquisition of assets from such Person, as applicable.

“Additional Collateral Agreements” means, collectively, the Vessel Mortgage, the Earnings Assignment to be executed by the Issuer and the Insurance Assignment to be executed by the Issuer.

“Additional Drilling Unit” means a drilling rig or drillship or other Vessel that is used or useful in a Permitted Business.

“Additional Notes” means Notes issued under this Indenture after the Issue Date and in compliance with Sections 2.14 and 4.09, it being understood that any Notes issued in replacement of any Note issued on the Issue Date shall not be an Additional Note.

“Additional Notes Amount” means $50.0 million.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the Note; and

(2) the excess of: (a) the present value at such redemption date of (i) the redemption price of the Note at December 1, 2015 (such redemption price being set forth in the table appearing in Section 3.07(d) and being calculated exclusive of accrued and unpaid interest and Additional Amounts), plus (ii) all required interest payments due on the Note through December 1, 2015 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the principal amount of the Note.

“Appraised Value” in respect of any Vessel means the average of the most recent Broker Appraisals of two separate Approved Brokers for such Vessel; provided however, that no Broker Appraisal used in such calculation shall have been delivered more than 12 months prior to the relevant date of determination.

“Approved Broker” means each of Fearnleys, RS Platou, ODS Petrodata, Clarksons, Noble Denton, Pareto and each other Person that is an independent shipbroker of recognized standing in the shipping and offshore drilling industries.

“Agent” means the Collateral Agent and any Registrar or Paying Agent.

“Agent Members” has the meaning provided in the Appendix.

“Asset Sale” means:

(1) any sale, transfer, lease, conveyance or other disposition, whether in a single transaction or a series of related transactions, of property or assets of the Parent or any of the Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction; provided that the sale, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Parent and the Restricted Subsidiaries, taken as a whole, or of the Issuer and the Restricted Subsidiaries of the Issuer, taken as a whole, will not be an “Asset Sale,” but will be governed by the provisions of Section 4.15 and/or the provisions of Section 5.01 and not by the provisions of Section 4.10;

(2) the issuance or sale of Equity Interests of the Issuer or of any other Restricted Subsidiary, other than directors’ qualifying shares and/or other Equity Interests that are required to be held by any Persons other than the Parent, the Issuer or another Restricted Subsidiary under applicable law or regulation (including local content regulations or requirements), whether in a single transaction or a series of related transactions; and

(3) an Involuntary Transfer.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $25.0 million (and the sale of such assets generates Net Proceeds of less than $25.0 million);

(2) a transfer of Equity Interests or other assets between or among the Parent and the Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to the Parent or to another Restricted Subsidiary;

(4) the sale, transfer, lease or other disposition of products, services or accounts receivable or any charter, pool agreement, drilling contract or lease of a Vessel and any related assets in the ordinary course of business and any sale or conveyance or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) sales of assets to any customer purchased on behalf of or at the request of such customer in the ordinary course of business;

(6) the sale or other disposition of cash or Cash Equivalents, hedging contracts or other financial instruments;

(7) licenses and sublicenses by the Parent or any of the Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(8) a Restricted Payment that does not violate Section 4.07 or a Permitted Investment;

(9) the sale, transfer, lease, conveyance or other disposition of the Drilling Unit or any right in or to the Drilling Unit;

(10) the creation or perfection of any Lien permitted under this Indenture, and any disposition of assets not constituting Collateral resulting from foreclosure under any such Lien; and

(11) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims.

“Assignments” means, collectively, each Insurance Assignment , each Earnings Assignment and each Samsung Construction Contract Assignment.

“Attributable Indebtedness” in respect of a Sale and Lease-Back Transaction means, at the time any determination is to be made, the present value (discounted according to GAAP at the cost of indebtedness implied in the lease; provided that if such discount rate cannot be determined in accordance with GAAP, the present value shall be discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Lease-Back Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Bankruptcy Law” means Title 11 of the United States Code, as may be amended from time to time, or any similar federal, state or foreign law for the relief of debtors.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have corresponding meanings.

“Board of Directors” means:

(1) with respect to a corporation, the Board of Directors of the corporation or, except in the context of the definition of “Change of Control” and “Continuing Directors,” any committee thereof duly authorized to act on behalf of such Board of Directors;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof or the manager or any committee of managers; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Broker Appraisal” means a desktop appraisal of the fair market value of a Vessel, as determined by an Approved Broker.

“Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in New York, New York, Houston, Texas, Luxembourg or any place of payment under this Indenture are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP as in effect on the Issue Date, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) securities issued or directly and fully guaranteed or insured by the government of the United States or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than twelve months from the date of acquisition;

(2) certificates of deposit, demand deposits and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus in excess of $500.0 million (or the equivalent thereof in any other currency or currency unit);

(3) marketable general obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (2) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings or investments, and, in each case, maturing within one year after the date of acquisition;

(6) money market mutual funds substantially all of the assets of which are of the type described in the foregoing clauses (1) through (5) of this definition; and

(7) in the case of the Parent or any Subsidiary of the Parent organized or having its principal place of business outside the United States, investments denominated in the currency of the jurisdiction in which such Person is organized or has its principal place of business or conducts business which are similar to the items specified in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and the Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder;

(2) the Parent or the Issuer is liquidated or dissolved, or a plan relating to the liquidation or dissolution of the Parent or the Issuer is adopted;

(3) the consummation of any transaction or any series of transactions (including, without limitation, any merger, consolidation or other business combination), the result of which is that any Person (including any “person” (as defined above)), other than one or more Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Parent, measured by voting power rather than number of shares, in each case other than any transaction in which the holders of the Parent’s Voting Stock immediately prior to such transaction own, immediately after such transaction, a majority of the Voting Stock of the successor or acquiring Person or any parent thereof;

(4) the first day on which a majority of the members of the Board of Directors of the Parent are not Continuing Directors; or

(5) the Parent ceases to own, directly or indirectly, 100% of the outstanding Equity Interests of the Issuer.

“Clearstream” means Clearstream Banking, société anonyme, or any successor securities clearing agency.

“Collateral” means all rights, assets and properties, whether now owned or hereafter acquired, upon which a Lien is granted or purported to be granted under any Collateral Agreement. Collateral shall not include Excluded Property.

“Collateral Agent” means Deutsche Bank Trust Company Americas, a New York banking corporation, in its capacity as collateral agent, for the benefit of the Secured Parties under the Collateral Agreements, together with its successors in such capacity.

“Collateral Agreements” means, collectively, the Security Agreement, each Pledge Agreement, each Assignment, the Vessel Mortgage (and each other similar mortgage over the Drilling Unit), each control agreement and each other mortgage, deed of trust and other document or instrument, pursuant to which a Lien is granted or purported to be granted favor of the Trustee, the Collateral Agent and/or the Holders, as required by this Indenture, or which governs the rights or remedies with respect to any such Liens or the perfection thereof, in each case, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Collateral Grantor” means any Restricted Subsidiary (including the Issuer) that is party to a Collateral Agreement.

“Consolidated Cash Flow” means, with respect to any period, the Consolidated Net Income of the Parent for such period plus, without duplication:

(1) provision for taxes based on income or profits of the Parent and the Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Consolidated Interest Expense of the Parent and the Restricted Subsidiaries for such period to the extent that such Consolidated Interest Expense was deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Parent and the Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Coverage Ratio” means, for any period, the ratio of the Consolidated Cash Flow of the Parent for such period to the Consolidated Interest Expense of the Parent for such period; provided, however, that:

(1) if the Parent or any of the Restricted Subsidiaries has Incurred any Indebtedness since the beginning of such period that remains outstanding on the date a determination of the Consolidated Interest Coverage Ratio is to be made, or if the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is an Incurrence of Indebtedness, or both (in each case other than working capital borrowings under a revolving credit facility), Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2) if the Parent or any of the Restricted Subsidiaries has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period that is no longer outstanding on such date of determination, or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment has been terminated) on the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such repayment, repurchase, defeasance or discharge had occurred on the first day of such period;

(3) if, since the beginning of such period, the Parent or any Restricted Subsidiary shall have made any Asset Sale, Consolidated Cash Flow for such period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Sale for such period, or increased by an amount equal to the Consolidated Cash Flow (if negative) directly attributable thereto for such period, and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Parent or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Parent and the continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Parent and the continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) if, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into the Parent or any Restricted Subsidiary since the beginning of such period shall have made any Asset Sale, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) above or (7) or (8) below if made by the Parent or a Restricted Subsidiary during such period, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition had occurred on the first day of such period;

(5) if, since the beginning of such period, any Person was designated as an Unrestricted Subsidiary or redesignated as or otherwise became a Restricted Subsidiary, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated as if such event had occurred on the first day of such period;

(6) Consolidated Cash Flow and Consolidated Interest Expense of discontinued operations recorded on or after the date such operations are classified as discontinued in accordance with GAAP shall be excluded but, with respect to Consolidated Interest Expense, only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the Parent or any of the Restricted Subsidiaries following such classification;

(7) if, since the beginning of such period, the Parent or any Restricted Subsidiary shall have (i) by merger or otherwise, made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Parent or a Restricted Subsidiary), or (ii) acquired assets constituting all or substantially all of an operating unit of a business or an Additional Drilling Unit, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto, as determined in good faith by a Financial Officer of the Parent (including, without limitation, the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(8) if, since the beginning of such period, the Parent or any Restricted Subsidiary shall have entered into an agreement to build or acquire an Additional Drilling Unit that at the time of calculation is being constructed on behalf of the Parent or such Restricted Subsidiary, is scheduled for delivery no later than 1 year from the time of calculation and is, or is reasonably expected to be upon delivery (as determined by the Board of Directors of the Parent), subject to a Qualified Services Contract, then Consolidated Cash Flow and Consolidated Interest Expense for such period may, at the Parent’s election, be calculated after giving pro forma effect thereto as if the Additional Drilling Unit subject to such committed construction contract had been acquired by the Parent or such Restricted Subsidiary on the first day of such period.

Any pro forma calculations giving effect to the acquisition of an Additional Drilling Unit or to a committed construction contract with respect to an Additional Drilling Unit that is, or is reasonably expected to be, subject to a Qualified Services Contract shall be made as follows:

(a) the amount of Consolidated Cash Flow attributable to such Additional Drilling Unit shall be calculated in good faith by a Financial Officer of the Parent;

(b) in the case of earned revenues under a Qualified Services Contract, the Consolidated Cash Flow shall be based on revenues actually earned pursuant to the Qualified Services Contract relating to such Additional Drilling Unit or Additional Drilling Units, taking into account, where applicable, only actual expenses Incurred without duplication in any measurement period;

(c) the amount of Consolidated Cash Flow shall be the lesser of the Consolidated Cash Flow derived on a pro forma basis from revenues for (i) the first full year of the Qualified Services Contract and (ii) the average of the Consolidated Cash Flow of each year of such Qualified Services Contract for the term of the Qualified Services Contract, or in the case of an Additional Drilling Unit not subject to a Qualified Services Contract, the Consolidated Cash Flow shall be based upon average of the historical earnings of comparable Vessels in the Parent’s and its Restricted Subsidiaries’ fleet over the most recently completed four fiscal quarters, as determined in good faith by a responsible financial or accounting officer of the Parent;

(d) in determining the estimated expenses attributable to such Additional Drilling Unit, the calculation shall give effect to the interest expense attributable to the Incurrence, assumption or guarantee of any Indebtedness (including Indebtedness that is anticipated to be Incurred following the time of calculation in order to consummate the construction, acquisition and/or delivery of the Additional Drilling Unit) relating to the construction, delivery and/or acquisition of such Additional Drilling Unit; and

(e) with respect to any expenses attributable to an Additional Drilling Unit, if the actual expenses differ from the estimate, the actual amount shall be used in such calculation.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges Incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to interest rate Hedging Obligations, but excluding:

(a) amortization of debt issuance costs; and

(b) any nonrecurring charges relating to any premium or penalty paid, write-off of deferred finance costs or original issue discount or other charges in connection with redeeming or otherwise retiring any Indebtedness prior to its Stated Maturity, to the extent that any of such nonrecurring charges constitute interest expense);

(2) the consolidated interest expense of such Person and any Restricted Subsidiaries that was capitalized during such period; and

(3) all dividends, whether paid or accrued and whether or not in cash, in respect of any Preferred Stock of any Restricted Subsidiary or any Disqualified Stock of the Parent or any Restricted Subsidiary, other than (x) dividends payable solely in Equity Interests (other than Disqualified Stock) and (y) dividends payable to the Parent or any Restricted Subsidiary.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the specified Person during such period;

(2) solely for the purpose of determining the amount available for Restricted Payments under clause (III)(A) of Section 4.07(a), the Net Income (but not loss) of any Restricted Subsidiary of such Person (other than a Restricted Subsidiary that is the Issuer or a Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, in each case other than by reason of restrictions in the Project Facilities Agreement, as in effect on the Issue Date; provided that if Net Income is excluded by operation of this provision with respect to a period because of restrictions on dividends or distributions applicable during such period that cease to apply in a subsequent period, such restrictions shall be deemed not to have applied in the initial period in subsequent calculations under this definition;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) non-cash gains and losses due solely to fluctuations in currency values will be excluded;

(5) in the case of a successor to the referenced Person by consolidation or merger or as a transferee of the referenced Person’s assets, any earnings (or losses) of the successor corporation prior to such consolidation, merger or transfer of assets will be excluded;

(6) the effects resulting from the application of purchase accounting in relation to any acquisition that is consummated after the Issue Date will be excluded;

(7) any unrealized gain (or loss) in respect of Hedging Obligations will be excluded;

(8) non-cash charges or expenses with respect to the grant of stock options, restricted stock or other equity compensation awards will be excluded; and

(9) goodwill write-downs or other non-cash impairments of assets, or restructuring charges or severance costs associated with acquisitions or dispositions will be excluded.

“Consolidated Net Tangible Assets” as of any date of determination, means the consolidated total assets of the Parent and the Restricted Subsidiaries determined in accordance with GAAP, less the sum of:

(1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined); and

(2) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangible assets in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Parent who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Corporate Trust Office of the Trustee” means the office of the Trustee in the United States at which at any time its corporate trust business shall be administered, which office at the date hereof is located at 60 Wall Street, Trust and Agency Services, 27th Floor, New York, New York 10005, or such other address in the United States as the Trustee may designate from time to time by notice to the Holders and the Issuer, or the principal corporate trust office in the United States of any successor Trustee (or such other address as a successor Trustee may designate from time to time by notice to the Holders and the Issuer).

“Credit Facilities” means one or more debt facilities (including the Project Facilities Agreement), commercial paper facilities, loan agreements, indentures or agreements of the Parent or any Restricted Subsidiary with banks, other institutional lenders, commercial finance companies or other lenders or investors providing for revolving credit loans, term loans, bonds, debentures or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Parent as borrowers or guarantors thereunder).

“Custodian” means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Delivery Date” means the date that the completed Drilling Unit is delivered to the Issuer pursuant to the Samsung Construction Contract.

“Depository” has the meaning provided in the Appendix.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable (in each case other than in exchange for or conversion into Capital Stock that is not Disqualified Stock), pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Parent or the Issuer to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Parent or the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.07. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Parent and the Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

“Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time of determination thereof, the amount of U.S. dollars obtained by converting such other currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with such other currency as published in the “Currency Rates” section of the Financial Times entitled “Currencies, Bonds & Interest Rates” (or, if the Financial Times is no longer published, or if such information is no longer available in the Financial Times, such source as may be selected in good faith by the Issuer) on the date of such determination. Except as expressly provided otherwise, whenever it is necessary to determine whether the Parent or any of its Restricted Subsidiaries has complied with any covenant or other provision in this Indenture or if there has occurred an Event of Default and an amount is expressed in a currency other than U.S. Dollars, such amount will be treated as the Dollar Equivalent determined as of the date such amount is initially determined in such non-dollar currency.

“Drilling Contract” means any charterparty, pool agreement or drilling contract in respect of the Drilling Unit or other contract for use of the Drilling Unit.

“Drilling Unit” means the ocean-going dynamically positioned drilling vessel named or to be named “Pacific Khamsin” with hull number 2014.

“Earnings” means (i) all freight, hire and passage moneys payable to the Parent or any of its Subsidiaries as a consequence of the operation of the Drilling Unit, including without limitation payments of any Drilling Contract, (ii) any claim under any guarantee in respect of any Drilling Contract or otherwise related to freight, hire or passage moneys, in each case payable to the Parent or any of its Subsidiaries as a consequence of the operation of the Drilling Unit; (iii) compensation payable to the Parent or any of its Subsidiaries in the event of any requisition of the Drilling Unit; (iv) remuneration for salvage, towage and other services performed by the Drilling Unit and payable to the Parent or any of its Subsidiaries; (v) demurrage and retention money receivable by the Parent or any of its Subsidiaries in relation to the Drilling Unit; (vi) all moneys which are at any time payable under the insurances in respect of loss of Earnings; (vii) if and whenever the Drilling Unit is employed on terms whereby any moneys falling within (i) to (vi) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Drilling Unit; and (viii) other money whatsoever due or to become due to any of the Parent or any of its Subsidiaries in relation to the Drilling Unit.

“Earnings Account” means an interest bearing account into which all Earnings derived from each Drilling Contract (other than Earnings payable to a Local Content Subsidiary) and all Event of Loss Proceeds received in respect of an Event of Loss shall be deposited or forwarded that is subject to an account control agreement, except to the extent prohibited by applicable law.

“Earnings Assignments” means, collectively, the assignments of Earnings in favor of the Collateral Agent given by the Issuer (or, if applicable, an Issuer Subsidiary Guarantor) respecting all Earnings derived from the Drilling Unit and its operations, as the same may be amended, restated, supplemented or modified from time to time, in each case substantially in the form attached as Annex B hereto.

“Environmental Action” means any written complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter, or other written communication from any governmental authority, or any third party involving violations of Environmental Laws or releases of Hazardous Materials from (i) any Collateral, (ii) from adjoining properties or businesses, or (iii) from or onto any facilities which received Hazardous Materials.

“Environmental Law” means any applicable federal, state, provincial, foreign or local statute, law, rule, regulation, ordinance, code, permit, binding and enforceable guideline, binding and enforceable written policy, or rule of common law now or hereafter in effect and in each case as amended, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, in each case, to the extent binding on any of the Parent, the Issuer or any of their respective Subsidiaries or Affiliates with respect to the Collateral, relating to the environment, the effect of the environment on employee health, or Hazardous Materials, in each case as amended from time to time.

“Environmental Liabilities” means all liabilities, monetary obligations, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand, or Remedial Action required, by any governmental authority or any third party, and which relate to any Environmental Action.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security or loan that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private offering of Capital Stock (other than Disqualified Stock) of the Parent made for cash on a primary basis by the Parent after the Issue Date, other than (1) public offerings with respect to the Parent’s common stock registered on Form S-8 and (2) issuances to any Subsidiary of the Parent.

“Euroclear” means the Euroclear System or any successor securities clearing agency.

“Event of Loss” means any of the following events that occurs after the Delivery Date:

(1) the actual or constructive total loss of the Drilling Unit or the agreed or compromised total loss of the Drilling Unit;

(2) the destruction of the Drilling Unit;

(3) damage to the Drilling Unit to an extent, determined in good faith by the Parent within 90 days after the occurrence of such damage, as shall make repair thereof uneconomical or shall render the Drilling Unit permanently unfit for normal use (other than obsolescence); or

(4) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of the Drilling Unit that shall not be revoked within six months.

An Event of Loss shall be deemed to have occurred:

(a) in the event of the destruction or other actual total loss of the Drilling Unit, on the date of such loss, or if such date is unknown, on the date the Drilling Unit was last reported;

(b) in the event of a constructive, agreed or compromised total loss of the Drilling Unit, on the date of determination of such total loss;

(c) in the case of any event referred to in clause (3) above, upon the such date of determination; or

(d) in the case of any event referred to in clause (4) above, on the date that is six months after the occurrence of such event.

“Event of Loss Proceeds” means all compensation, damages and other payments (including insurance proceeds) received by the Parent, the Issuer or a Subsidiary of either of them, or the Collateral Agent from any Person, including any governmental authority, with respect to or in connection with an Event of Loss.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Excluded Property” means the following, whether now owned or at any time hereafter acquired by any Collateral Grantor or in which such Collateral Grantor now has or at any time in the future may acquire any right, title or interest and whether now existing or hereafter coming into existence: (i) all leasehold real property and all fee simple real property with a Fair Market Value less than $25.0 million; (ii) all Drilling Contracts; (iii) all insurance policies maintained by the Parent or any Restricted Subsidiary other than the Issuer or any Issuer Subsidiary Guarantor; (iv) equipment leased by any Collateral Grantor (including pursuant to a capital lease), if the applicable documentation relating to such Lien prohibits the granting of a Lien on such equipment; (v) any general intangibles, governmental approvals or other rights arising under any contracts, instruments, permits, licenses or other documents, if, in the case of each of clauses (iv) and (v), (but only to the extent that) the grant of a security interest therein would constitute a breach of a valid and enforceable restriction on the granting of a security interest therein or assignment thereof in favor of a third party (other than, in the case of clauses (iv) and (v), (A) to the extent that any such restriction or prohibition would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision or provisions) or any other applicable law (including bankruptcy law) or principles of equity or (B) to the extent that the other party has consented to the granting of a security interest therein or assignment thereof pursuant to the terms hereof or pursuant to a grant or assignment for security purposes generally); (vi) all cash and Cash Equivalents securing letters of credit, bank guarantees or similar instruments, to the extent such lien constitutes a Permitted Lien; and (vii) any and all proceeds of any of the Excluded Property to the extent constituting Excluded Property described in clauses (i) through (vi) above (other than proceeds of a Drilling Contract assigned pursuant to an Earnings Assignment and proceeds of insurance policies assigned pursuant to an Insurance Assignment).

“Existing Indebtedness” means Indebtedness of the Parent and its Subsidiaries (other than Indebtedness under the Notes and the Note Guarantees and the Project Facilities Agreement) in existence on the Issue Date.

“Fair Market Value” means the value that would be paid by an informed and willing buyer to an unaffiliated, informed and willing seller in a transaction not involving distress or necessity of either party, as determined in good faith by the an officer of the Parent, or, with respects to such values in excess of $25.0 million, the Board of Directors of the Parent (unless otherwise provided in this Indenture).

“Financial Officer” means, with respect to any Person, the chief executive officer, chief financial officer, chief accounting officer or treasurer of such Person.

“GAAP” means generally accepted accounting principles set forth in the Accounting Standards Codification of the Financial Accounting Standards Board (or successor codifications, opinions, pronouncements or statements thereto) in the United States, which are in effect from time to time.

“Global Note” has the meaning provided in the Appendix.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“guarantee” means a guarantee other than by endorsement of negotiable instrument for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement obligations in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means the Parent and each Subsidiary of the Issuer that provides a Note Guarantee in accordance with the provisions of this Indenture, in each case, together with their respective successors and assigns until the Note Guarantee of such Person has been released in accordance with the provisions of this Indenture.

“Hazardous Materials” means (i) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or “EP toxicity”, (ii) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (iii) any flammable substances or explosives or any radioactive materials, (iv) asbestos in any form or electrical or hydraulic equipment that contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of 50 parts per million, (v) any pathogen, toxin, or other biological agent or condition, including but not limited to any, fungus, mold, mycotoxin or microbial compound, whether dead or alive, and (vi) any other substance, the storage, manufacture, disposal, treatment, generation, use, transportation, remediation, release into or concentration in the environment of which is prohibited, controlled, regulated or licensed by any governmental authority under any Environmental Law.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in interest rates, or to otherwise reduce the cost of borrowing of such Person or any of such Restricted Subsidiaries, with respect to Indebtedness incurred;

(2) foreign exchange contracts and currency protection agreements designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in currency exchanges rates;

(3) any commodity futures contract, commodity swap, commodity option, commodity forward sale or other similar agreement or arrangement designed to protect against, or manage exposure to, fluctuations in the price of commodities used by that Person or any of its Restricted Subsidiaries at the time; and

(4) other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against, or manage exposure to, fluctuations in interest rates, commodity prices or currency exchange rates.

“Holder” or “Noteholder” means a Person in whose name a Note is registered.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables in the ordinary course of business), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments;

(3) representing reimbursement obligations in respect of letters of credit, bankers’ acceptances or other similar instruments, other than such reimbursement obligations that relate to trade payables or other obligations that are not themselves Indebtedness, in each case, that were entered into in the ordinary course of business of such Person to the extent such reimbursement obligations are satisfied within 10 Business Days following payment on the letter of credit, bankers’ acceptance or similar instrument;

(4) representing Capital Lease Obligations of such Person;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed;

(6) representing Hedging Obligations of such Person; or

(7) representing Attributable Indebtedness of such Person in respect of Sale and Leaseback Transactions,

if and to the extent any of the preceding items (other than letters of credit, Hedging Obligations and Attributable Indebtedness) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Initial Notes” has the meaning provided in the recitals hereto.

“Initial Purchasers” has the meaning provided in the Appendix.

“Insurance Assignments” means, collectively, the assignments of insurance proceeds in favor of the Collateral Agent given by the Issuer (or, if applicable, an Issuer Subsidiary Guarantor) respecting all hull and machinery and loss of hire insurance covering the Drilling Unit or its operations, as the same may be amended, restated, supplemented or modified from time to time, in each case substantially in the form attached as Annex C hereto.

“Investment Grade Rating” means both (i) a rating of “Baa3” or higher by Moody’s and (ii) a rating of “BBB-” or higher by S&P.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business, and excluding extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Parent or any of the Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Parent will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Parent’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of Section 4.07. The acquisition by the Parent or any of its Subsidiaries of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Parent or such Subsidiary in such third Person that is not a Subsidiary of such Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of Section 4.07. Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Involuntary Transfer” means, with respect to any property or asset of the Parent or any Restricted Subsidiary, (a) any damage to such property or asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss, (b) the confiscation, condemnation, requisition, appropriation or similar taking of such property or asset by any government or instrumentality or agency thereof, including by deed in lieu of condemnation, or (c) foreclosure or other enforcement of a Lien or the exercise by a holder of a Lien of any rights with respect to it.

“Issue Date” means the first date on which Notes are issued under this Indenture.

“Issuer” has the meaning provided in the introductory paragraph hereto.

“Issuer Equity-Owning Subsidiary” means a Restricted Subsidiary that, directly or indirectly, owns any Equity Interests in the Issuer.

“Issuer Subsidiary Guarantor” means a Guarantor that is a Subsidiary of the Issuer.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, other than a precautionary financing statement in respect of a lease not intended as a security agreement.

“Local Content Subsidiary” shall mean any Subsidiary of the Parent that is a party to a Drilling Contract or otherwise holds the right to receive Earnings attributable to the Drilling Unit or any Related Assets for the purpose of satisfying any local content law or regulation or similar law or regulation.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any Asset Sale or other asset dispositions (other than in the ordinary course of business) or (b) the disposition of any securities by such Person or any of the Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of the Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Parent or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, relocation expenses incurred as a result of the Asset Sale, and taxes paid or payable as a result of the Asset Sale after taking into account any available tax credits or deductions and any tax-sharing arrangements, (2) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the properties or assets that were the subject of such Asset Sale, or Indebtedness (other than Indebtedness that is subordinated in right of payment to the Notes or the Note Guarantees) which must by its terms, in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale, and (3) any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets, for indemnification obligations of the Parent or any Restricted Subsidiaries in connection with such Asset Sale or for other liabilities associated with such Asset Sale and retained by the Parent or any Restricted Subsidiaries until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Parent or the Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Parent nor any of the Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Parent or any of the Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the governing documentation provides that the lenders will not have any recourse to the stock or assets of the Parent or any of the Restricted Subsidiaries.

For purposes of determining compliance with Section 4.09, in the event that any Non-Recourse Debt of any of the Unrestricted Subsidiaries ceases to be Non-Recourse Debt of such Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary.

“Notes” has the meaning provided in the recitals hereto.

“Notes Custodian” has the meaning provided in the Appendix.

“Note Documents” means this Indenture, the Notes and each Collateral Agreement, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time.

“Note Guarantee” means the guarantee by a Guarantor of the Issuer’s Obligations under this Indenture and the Notes, granted pursuant to the provisions of this Indenture.

“Notes Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Issuer or any Guarantor arising under this Indenture, the Notes, the Note Guarantees and the Collateral Agreements (including all principal, premium, interest, penalties, fees, charges, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable or arising thereunder), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Issuer or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Obligations” means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

“Offering Memorandum” means the Offering Memorandum dated November 16, 2012, of the Issuer relating to the offering of the Initial Notes.

“Officer” means, with respect to any Person, the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, the Controller, the Secretary or any Vice President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of any Person by two Officers, one of whom must be a Financial Officer of such Person.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee, that meets the requirements of Section 12.03. The counsel may be an employee of, or counsel to, the Parent or any Subsidiary of the Parent.

“Parent” has the meaning provided in the introductory paragraph hereto.

“Permitted Business” means a business in which the Parent and the Restricted Subsidiaries were engaged on the Issue Date, as described in the Offering Memorandum, and any business reasonably related or complimentary thereto.

“Permitted Collateral Liens” means Liens described in clauses (5), (7), (8), (9), (10), (12), (13) and (15) of the definition of “Permitted Liens.”

“Permitted Holders” means Quantum Pacific International Limited, a corporation organized and existing under the laws of the British Virgin Islands, and its Affiliates.

“Permitted Investments” means:

(1) any Investment in the Parent or in any Restricted Subsidiary;

(2) any Investment in cash or Cash Equivalents;

(3) any Investment by the Parent or any Restricted Subsidiary in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Parent or a Restricted Subsidiary;

(4) any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with Section 4.10 or (b) a disposition of properties or assets that does not constitute an Asset Sale;

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Parent;

(6) any Investments received in compromise or resolution of obligations of trade creditors or customers that were incurred in the ordinary course of business of the Parent or any of the Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer and any Investments obtained in exchange for any such Investments;

(7) Investments represented by Hedging Obligations permitted by clause (6) of Section 4.09(b);

(8) any guarantee of Indebtedness or other obligations of the Parent or any Restricted Subsidiary permitted to be incurred under this Indenture;

(9) Investments that are in existence on the Issue Date, and any extension, modification or renewal thereof, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(10) Investments acquired after the Issue Date as a result of the acquisition by the Parent or any Restricted Subsidiary of another Person, including by way of a merger, amalgamation or consolidation, to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(11) loans or advances referred to in clause (5) of Section 4.11(b);

(12) Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Parent or any of its Restricted Subsidiaries; and

(13) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding, not to exceed the greater of (x) $100.0 million and (y) 2.5% of Consolidated Net Tangible Assets.

“Permitted Jurisdiction” means any of Luxembourg, the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the

Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, any Member State of the European Union and any other jurisdiction generally acceptable to institutional lenders in the shipping and offshore drilling industries, as determined in good faith by the Board of Directors of the Parent.

“Permitted Liens” means:

(1) Liens on assets of the Parent or any of the Specified Restricted Subsidiaries (other than the Issuer and any Issuer Subsidiary Guarantor) securing Indebtedness Incurred pursuant to clauses (1) or (2) of the definition of “Permitted Debt”;

(2) Liens in favor of the Issuer or any Guarantor or, if granted by any Person other than the Issuer or any Guarantor, Liens in favor of any other Restricted Subsidiary;

(3) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with the Parent or any Restricted Subsidiary; provided that such Liens were in existence prior to such merger, amalgamation or consolidation, were not incurred in contemplation thereof and do not extend to any assets other than those of the Person merged into or amalgamated or consolidated with the Parent or any Restricted Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Parent or any Restricted Subsidiary; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety, customs, importation or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens on cash or Cash Equivalents to secure letters of credit, bank guarantees and similar instruments issued in support of such obligations); provided that, in the case of any such Liens on assets of any Collateral Grantor, such Liens shall extend solely to cash and/or Cash Equivalents or such Collateral Grantor;

(6) Liens existing on the Issue Date (other than Liens referred to in clause (1) of this definition);

(7) Liens for taxes, assessments or governmental charges or claims (i) that are not yet delinquent or (ii) that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(8) Liens imposed by law, such as suppliers’, carriers’, warehousemen’s, landlords’ and mechanics’ Liens, in each case, incurred in the ordinary course of business, for amounts (i) not more than 30 days past due or (ii) which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(9) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the applicable Person;

(10) Liens on the Collateral securing the Notes (including Additional Notes issued in an aggregate amount not to exceed the Additional Notes Amount and in compliance with Section 4.09) or the Note Guarantees;

(11) Liens to secure Indebtedness permitted to be Incurred under this Indenture to refinance any Indebtedness secured by Liens permitted to exist pursuant to clauses (3), (4), (6) or this clause (11) of this definition (or Liens that otherwise replace Liens referred to in such clauses); provided, however, that;

(a) the new Lien is limited to all or part of the same property and assets covered by the initial Lien (plus improvements and accessions to such property, or proceeds or distributions thereof) or any related after-acquired property that, pursuant to any after-acquired property clauses in written agreements pursuant to which the original Lien arose, is required to be pledged to secure the original Indebtedness (plus improvements and accessions to such property, or proceeds or distributions thereof); and

(b) the Indebtedness or other obligation secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount, or, if greater, committed amount, of the original Indebtedness or obligation and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(12) Liens arising by reason of any judgment, attachment, decree or order of any court or other governmental authority not giving rise to an Event of Default that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(13) Liens securing cash management obligations owing to a bank and rights of setoff in favor of a bank, imposed by law or granted in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(14) Liens to secure Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

(15) Liens incurred in the ordinary course of business of the Parent or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, repair, refurbishment, the furnishing of supplies and bunkers to Vessels or masters’, officers’ or crews’ wages and maritime Liens, in the case of each of the foregoing, which were not Incurred or created to secure the payment of Indebtedness;

(16) Liens arising under a contract over goods, documents of title to goods and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into with customers of the Parent and the Restricted Subsidiaries in the ordinary course of business;

(17) Liens arising under any retention of title or conditional sale arrangement or arrangements having similar effect in respect of goods supplied in the ordinary course of business;

(18) Liens representing the interest in title of a lessor;

(19) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness (so long as such defeasance, discharge or redemption is permitted under Section 4.07) or Liens arising under this Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under this Indenture, provided that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness; and

(20) Liens securing other obligations of the Parent or any of the Specified Restricted Subsidiaries (other than the Issuer and any Issuer Subsidiary Guarantor) incurred in the ordinary course of business, which obligations do not exceed the greater of (x) $100.0 million and (y) 2.5% of Consolidated Net Tangible Assets at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Parent or any of the Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, in whole or in part, other Indebtedness of the Parent or any of the Restricted Subsidiaries (other than intercompany Indebtedness) (the “Refinanced Indebtedness”); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Refinanced Indebtedness (plus all accrued interest on the Refinanced Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date that is either no earlier than the final maturity date of the Refinanced Indebtedness, or more than 90 days after the maturity date of the Notes, and has a Weighted Average Life to Maturity that is (a) equal to or greater than the Weighted Average Life to Maturity of the Refinanced Indebtedness or (b) more than 90 days after the final maturity date of the Notes;

(3) if the Refinanced Indebtedness is (a) subordinated in right of payment to the Notes or a Note Guarantee, then such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or such Note Guarantee, as the case may be, or (b) pari passu in right of payment to the Notes or a Note Guarantee, then such Permitted Refinancing Indebtedness is subordinated or pari passu in right of payment to the Notes or such Note Guarantee, as the case may be, in the case of each of (a) and (b), on terms at least as favorable to the Holders as those contained in the documentation governing the Refinanced Indebtedness; and

(4) if the Issuer or a Guarantor is the issuer of, or otherwise an obligor in respect of the Refinanced Indebtedness, such Permitted Refinancing Indebtedness is not Incurred by any Restricted Subsidiary that is not the Issuer or a Guarantor.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledge Agreement” means each pledge agreement, share charge or similar instrument (including, without limitation, the Share Charge, dated as of the Issue Date, executed by Pacific Drillship (Gibraltar) Limited, as chargor, in favor of the Collateral Agent, as chargee, and acknowledged by the Issuer) made by any Person that owns any Equity Interests in the Issuer, pursuant to which such Person grants to the Collateral Agent a Lien in such Equity Interests, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

“Project Facilities Agreement” means that certain project facilities agreement originally dated September 9, 2010, and amended and restated on March 30, 2011, March 30, 2012 and April 19, 2012, among Pacific Drilling Limited, as guarantor, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd. and Pacific Santa Ana S.A.R.L. as borrowers, DNB Bank ASA, Credit Agricole Corporate & Investment Bank and Citibank, N.A. as agents and the lenders and other parties party thereto, as in effect on the Issue Date, including any related notes, guarantees, collateral documents, mortgages, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors and including with additional or different lenders) in whole or in part from time to time.

“Purchase Agreement” has the meaning provided in the Appendix.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

“Qualified Services Contract” means, with respect to any Additional Drilling Unit acquired by, or committed to be delivered to, the Parent or any of its Restricted Subsidiaries, a bona fide contract or series of contracts, together with any amendments, supplements or modifications thereto, that the Board of Directors of the Parent, acting in good faith, designates as a “Qualified Services Contract” pursuant to a resolution of the Board of Directors of the Parent, which contract or contracts:

(1) are between the Parent or one of its Restricted Subsidiaries, on the one hand, and a Person that is not an Affiliate of the Parent and (a) such Person (or a parent of such Person) has a rating of either BBB- or higher from S&P or Baa3 or higher from Moody’s, or if such ratings are not available, then a similar investment grade rating from another nationally recognized statistical rating agency, (b) such contract is supported by letters of credit, performance bonds or guarantees from a Person or its parent that has an investment grade rating as described in the preceding subclause (a) of this clause (1), or (c) such contract provides for a lockbox or similar arrangements or direct payment to the Parent or its Restricted Subsidiary, as the case may be, by a Person with (or a Person whose parent has) such an investment grade rating, for the full amount of the contracted payments due over the four-quarter reference period considered in calculating Consolidated Cash Flow;

(2) provide for services to be performed by the Parent or one or more of its Restricted Subsidiaries involving the use of such Additional Drilling Unit by the Parent or one or more of its Restricted Subsidiaries, in either case for a minimum aggregate period of at least 1 year;

(3) provide for a fixed or minimum dayrate or fixed rate for such Additional Drilling Unit covering all the period in clause (2) above; and

(4) for purposes of Section 4.09, provide that revenues from such Qualified Services Contract are to be received by the Parent or any of the Restricted Subsidiaries within 1 year of (a) delivery of the related Additional Drilling Unit and (b) the Incurrence of any Indebtedness pursuant to such clause.

“Ready for Sea Cost” means, with respect to a Vessel to be acquired by the Parent or any Restricted Subsidiary, the aggregate amount of all expenditures Incurred to acquire or construct and bring such Vessel to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease.

“Refund Guarantee” means (i) the Letter of Refundment Guarantee No. 09018709 issued by Zurich American Insurance Company in favor of the Issuer for the account of Samsung Heavy Industries Co., Ltd. and (ii) any other letter of guarantee or other similar instrument issued in favor of the Issuer for the purpose of assuming the refund to the Issuer of installment payments made under the Samsung Construction Contract, in each case as amended, restated, supplemented or otherwise modified from time to time.

“Regulation S” has the meaning provided in the Appendix.

“Related Assets” means (i) any insurance policies and contracts from time to time in force with respect to the Drilling Unit, (ii) the Capital Stock of any Restricted Subsidiary owning the Drilling Unit, (iii) any requisition compensation payable in respect of any compulsory acquisition of the Drilling Unit, (iv) any Earnings derived from the use or operation of the Drilling Unit (other than Earnings payable to a Local Content Subsidiary) and/or any account to which such Earnings are deposited, (v) any charters, operating leases, Vessel purchase options and related agreements with respect to the Drilling Unit entered, and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (vi) any cash collateral account established with respect to the Drilling Unit pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to the Drilling Unit and any security or guarantee in respect of the builder’s obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of the Drilling Unit and any asset reasonably related, ancillary or complementary thereto; provided that Related Assets will not include any Excluded Property.

“Relevant Business Day” means, when used in connection with the creation of a Lien on any asset, any Business Day that is not a day on which banking institutions in any jurisdiction the laws of which are relevant to the creation of such Lien are authorized or required by law to close.

“Remedial Action” means all actions taken to (i) clean up, remove, remediate, contain, treat, monitor, assess, evaluate, or in any way address Hazardous Materials in the indoor or outdoor environment, (ii) prevent or minimize a release or threatened release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) restore or reclaim natural resources or the environment, (iv) perform any pre-remedial studies, investigations, or post-remedial operation and maintenance activities, or (v) conduct any other actions with respect to Hazardous Materials authorized by Environmental Laws.

“Responsible Officer,” when used with respect to the Trustee, means any officer within the corporate trust department of the Trustee having direct responsibility for the administration of this Indenture.

“Restricted Global Note” has the meaning provided in the Appendix.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Notes Legend” means the legend set forth in Section 2.3(b)(i) of the Appendix.

“Restricted Subsidiary” means any Subsidiary of the Parent that is not then an Unrestricted Subsidiary; provided, however, that (i) upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be a Restricted

Subsidiary and (ii) notwithstanding anything to the contrary in this Indenture, the Issuer and each Issuer Subsidiary Guarantor (for as long as it is an Issuer Subsidiary Guarantor) shall at all times be Restricted Subsidiaries.

“Rule 144A” has the meaning provided in the Appendix.

“S&P” means Standard & Poor’s Rating Services, or any successor to the rating agency business thereof.

“Sale and Lease-Back Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Parent or a Restricted Subsidiary transfers such property to a Person and leases it from such Person.

“Samsung Construction Contract” means that certain Contract for Construction and Sale of a Drillship (Hull No. 2014), dated as of March 15, 2011, among the Issuer and Samsung Heavy Industries Co., Ltd., a corporation incorporated and existing under the laws of the Republic of Korea, as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms of this Indenture and the Collateral Agreements.

“Samsung Construction Contract Assignments” means, collectively, the assignments of rights under the Samsung Construction Contract in favor of the Collateral Agent given by the Issuer (or, if applicable, an Issuer Subsidiary Guarantor) respecting all rights under the Samsung Construction Contract, as the same may be amended, restated, supplemented or modified from time to time, in each case substantially in the form attached as Annex D hereto.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Obligations” means (i) all Notes Obligations; (ii) any and all sums advanced by the Collateral Agent or the Trustee, as applicable, in order to preserve the Collateral or preserve its security interest in the Collateral; and (iii) in the event of any proceeding for the collection or enforcement of any Notes Obligations, after an Event of Default shall have occurred and be continuing, the expenses of taking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by the Collateral Agent or the Trustee, as applicable, of its rights under the Collateral Agreements, together with attorneys’ fees and court costs. It is acknowledged and agreed that the “Secured Obligations” shall include obligations of the types described above, whether outstanding on the date of this Indenture or after the date of this Indenture.

“Secured Parties” means, collectively, the Trustee, the Collateral Agent and the Holders of the Notes.

“Security Agreement” means the Pledge and Security Agreement, dated as of the Issue Date, made the Issuer and the Issuer Subsidiary Guarantors from time to time party thereto in favor of the Collateral Agent, as amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the U.S. Securities Act, as such Regulation is in effect on the Issue Date, provided, however, that notwithstanding anything to the contrary in this Indenture, the Issuer shall be a Significant Subsidiary at all times, and each Issuer Subsidiary Guarantor that, at any time, owns the Drilling Unit shall be a Significant Subsidiary at such time.

“Specified Restricted Subsidiary” means any Restricted Subsidiary other than an Issuer Equity-Owning Subsidiary.

“Stated Maturity” means, with respect to any installment of interest or principal on any item or series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date or, if such item or series is Incurred after the Issue Date, the date such item or series is Incurred.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, limited liability company, association or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, limited liability company, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), whether in the form of general, special or limited partnership interests or otherwise, or (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 1, 2015; provided, however, that if the period from the redemption date to December 1, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means Deutsche Bank Trust Company Americas, a New York banking corporation, in its capacity as trustee under this Indenture, until a successor replaces it in accordance with the applicable provisions of this Indenture, and thereafter “Trustee” means each Person who is then a Trustee thereunder.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect in any applicable jurisdiction from time to time.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Parent (other than the Issuer) which at the time of determination is an Unrestricted Subsidiary (as designated by the Parent, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Parent may designate any Subsidiary of the Parent (other than the Issuer) as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Parent or any Restricted Subsidiary (other than solely any Subsidiary of the Subsidiary to be so designated); provided that the Subsidiary to be so designated and each Subsidiary of such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by Section 4.11, is not party to any agreement, contract, arrangement or understanding with the Parent or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Parent or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer;

(3) is a Person with respect to which neither the Parent nor any of the Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Parent or any of the Restricted Subsidiaries; and

(5) is neither the owner of any interests in the Drilling Unit nor (except for a Local Content Subsidiary) a party to a Drilling Contract.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“Vessel” means any drilling rig, drillship or other drilling vessel, whose primary purpose is the exploration and production drilling for crude oil or hydrocarbons, in each case together with all related spares, equipment and any additions or improvements thereto.

“Vessel Mortgage” means the first naval mortgage, substantially in the form attached as Annex E hereto, and any other instrument, such as deeds, over the Drilling Unit, duly registered in the Liberian ship registry in favor of the Trustee, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Vessel Value” means, with respect to each Vessel, the aggregate contract price for the acquisition or construction of such Vessel (or the acquisition of the Capital Stock of any Person owning such Vessel), as applicable, plus any Ready for Sea Cost with respect to such Vessel.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

Section 1.02 Other Definitions.

Term	Defined in Section
“Act”	9.07
“Additional Amounts”	4.22
“Affiliate Transaction”	4.11
“After-Acquired Collateral”	4.24
“Appendix”	2.01
“Asset Sale Offer”	4.10
“Asset Sale Offer Amount”	3.09
“Asset Sale Offer Period”	3.09
“Asset Sale Offer Settlement Date”	3.09
“Asset Sale Offer Termination Date”	3.09
“Change of Control Offer”	4.15
“Change of Control Payment”	4.15
“Change of Control Payment Date”	4.15
“Covenant Defeasance”	8.03
“Discharge”	8.08
“Event of Default”	6.01
“Excess Proceeds”	4.10
“Incur”	4.09
“Indemnified Taxes”	4.22
“Insurances”	4.25
“Insurers”	4.25
“Intercompany Transfers”	4.08
“Legal Defeasance”	8.02
“Luxembourg Guarantor”	10.07
“Paying Agent”	2.03
“Payment Default”	6.01

Term	Defined in Section
“Permitted Debt”	4.09
“Refund”	4.19
“Refund Offer”	4.19
“Refund Offer Period”	4.19
“Refund Offer Settlement Date”	4.19
“Refund Offer Termination Date”	4.19
“Register”	2.03
“Registrar”	2.03
“Restricted Payments”	4.07
“Reversion Date”	4.23
“Specified Tax Jurisdiction”	4.22
“Successor Guarantor”	5.01
“Successor Issuer”	5.01
“Successor Parent”	5.01
“Suspended Covenants”	4.23
“Suspension Date”	4.23
“Suspension Period”	4.23
“Taxes”	4.22

Section 1.03 Rules of Construction.

Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3) “or” is not exclusive;

(4) words in the singular include the plural, and in the plural include the singular;

(5) the meanings of the words “will” and “shall” are the same when used to express an obligation;

(6) references to sections of or rules under the Securities Act or the Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(7) “herein,” “hereof” and other words of similar import refer to this Indenture as a whole (as amended or supplemented from time to time) and not to any particular Article, Section or other subdivision of this Indenture

(8) “including” means “including, without limitation”; and

(9) references herein to Articles, Sections and Exhibits are to be construed as references to articles of sections of, and exhibits to, this Indenture, unless the context otherwise requires.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating.

Provisions relating to the Notes are set forth in the Rule 144A/Regulation S Appendix attached hereto (the “Appendix”), which is hereby incorporated in and expressly made part of this Indenture. The Notes and the Trustee’s certificate of authentication therefor shall be substantially in the form of Exhibit 1 to the Appendix, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have other notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The terms of the Notes set forth in the Appendix are part of the terms of this Indenture. The Notes shall be in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.

The terms and provisions contained in the Appendix and the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Issuer, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any such provision conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

Section 2.02 Execution and Authentication.

At least one Officer of the Issuer shall sign the Notes on behalf of the Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

On the Issue Date, the Trustee shall authenticate and deliver Notes in an aggregate principal amount of $500,000,000 and, at any time and from time to time thereafter, the Trustee shall authenticate and deliver Notes for original issue in an aggregate principal amount specified in a written order of the Issuer. Such order shall specify the aggregate principal amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated and to whom the Notes shall be registered and delivered and, in the case of an issuance of Additional Notes pursuant to Section 2.14 after the Issue Date, shall certify that such issuance is in compliance with Section 4.09.

The Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate the Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

Section 2.03 Registrar and Paying Agent.

The Issuer shall at all times maintain an office or agency in the United States where Notes may be presented for registration of transfer or for exchange (the “Registrar”) and an office or agency in New York, New York where Notes may be presented for payment (the “Paying Agent”). The Registrar shall keep a register of the Notes and of their transfer and exchange (the “Register”). The Issuer may have one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar, and the term “Paying Agent” includes any additional paying agent.

The Issuer shall enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture, which shall implement the provisions of this Indenture that relate to such agent. The Issuer shall notify the Trustee in writing of the name and address of any such agent. If the Issuer fails to maintain a Registrar or Paying Agent, the Trustee shall act as such. Other than for purposes of effecting a redemption or an offer to purchase described in Sections 3.07, 3.08, 3.09, 4.10, 4.15 and 4.19 or in connection with Legal Defeasance, Covenant Defeasance or Discharge, the Parent or any of its Subsidiaries may act as Paying Agent or Registrar.

The Issuer initially appoints the Trustee as Registrar and Paying Agent in connection with the Notes at the Corporate Trust Office of the Trustee.

Section 2.04 Paying Agent to Hold Money in Trust.

Prior to 11:00 a.m. New York City time, on each date on which any principal, premium, if any, or interest on any Note is due and payable, the Issuer shall deposit with the Paying Agent a sum sufficient to pay such principal, premium, if any, and interest when so becoming due. The Issuer shall require each Paying Agent (other than the Trustee) to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of, or premium, if any, interest, if any, or Additional Amounts, if any, on, the Notes and shall notify the Trustee of any default by the Issuer in making any such payment. If the Parent or any of its Subsidiaries acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund for the benefit of the Holders. The Issuer at any time may require a Paying Agent (other than the Trustee) to pay all money held by it to the Trustee, and the Trustee may at any time during the continuance of any Event of Default under Section 6.01(a) or (b), upon written request to a Paying Agent, require such Paying Agent to forthwith pay to the Trustee all sums so held in trust by such Paying Agent and, in each case, to account for any funds disbursed by such Paying Agent. Upon complying with this Section, the Paying Agent (if other than the Parent or any of its Subsidiaries) shall have no further liability for the money delivered to the Trustee. Upon any bankruptcy, reorganization or similar proceeding with respect to the Issuer, the Trustee shall serve as Paying Agent for the Notes.

Section 2.05 Noteholder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Noteholders. If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee in writing, at least five Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Noteholders.

Section 2.06 Transfer and Exchange.

The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer and in compliance with the Appendix. When a Note is presented to the Registrar or a co-registrar with a request to register a transfer, the Registrar shall register the transfer as requested if the requirements of this Indenture. When Notes are presented to the Registrar with a request to exchange them for an equal principal amount of Notes of other denominations, the Registrar shall make the exchange as requested if the same requirements are met. The Issuer may require payment of a sum sufficient to cover any taxes, assessments or other governmental charges in connection with any transfer or exchange pursuant to this Section (other than any such transfer taxes, assessments or similar governmental charge payable upon exchange or transfer pursuant to Section 3.06, 4.10, 4.15 or 9.05).

Section 2.07 Replacement Notes.

If a mutilated Note is surrendered to the Registrar or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuer shall issue and the Trustee shall, upon its receipt of an authentication order from the Issuer, authenticate a replacement Note if the requirements of Section 8-405 of the Uniform Commercial Code are met and the Holder satisfies any other reasonable requirements of the Trustee. If required by the Registrar or the Issuer, such Holder shall furnish an indemnity bond sufficient in the judgment of the Registrar, the Trustee and the Issuer to protect the Issuer, the Trustee, the Paying Agent and the Registrar from any loss which any of them may suffer if a Note is replaced. The Issuer and the Trustee may charge the Holder for their expenses in replacing a Note.

Every replacement Note is an additional obligation of the Issuer.

Section 2.08 Outstanding Notes.

The Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding. Except as set forth in Section 2.09, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note.

If the Paying Agent (other than the Parent or a Subsidiary thereof) holds in trust, in accordance with this Indenture, by 11:00 a.m. New York City time, on a redemption date or other maturity date money sufficient to pay all principal, interest, premium, if any, and Additional Amounts, if any, payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, then on and after that date such Notes (or portions thereof) shall cease to be outstanding and interest on them shall cease to accrue.

Section 2.09 Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer or any Guarantor, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that the Trustee actually knows are so owned will be so disregarded.

Section 2.10 Temporary Notes.

Until definitive Notes are ready for delivery, the Issuer may prepare and the Trustee shall, upon its receipt of an authentication order from the Issuer, authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Issuer considers appropriate for temporary Notes. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate definitive Notes and deliver them in exchange for temporary Notes. Holders of temporary Notes shall be entitled to all of the benefits under this Indenture.

Section 2.11 Cancellation.

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange, replacement or payment. The Trustee and no one else shall cancel and destroy (subject to the record retention requirements of the Exchange Act) all Notes surrendered for registration of transfer, exchange, replacement, payment or cancellation. Upon written request, the Trustee will deliver a certificate of such cancellation to the Issuer unless the Issuer directs the Trustee to deliver canceled Notes to the Issuer instead. The Issuer may not issue new Notes to replace Notes it has redeemed, paid or delivered to the Trustee for cancellation.

Section 2.12 Defaulted Interest.

If the Issuer defaults in a payment of interest on the Notes, the Issuer shall pay defaulted interest at the rate specified in the second paragraph of Section 4.01 (plus interest on such defaulted interest to the extent lawful) in any lawful manner. The Issuer may pay the defaulted interest to the Persons who are Noteholders on a subsequent special record date. The Issuer shall fix or cause to be fixed any such special record date and payment date (which special record date shall not be less than 10 days prior to the related payment date) to the reasonable satisfaction of the Trustee and shall promptly mail to each Noteholder a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

Section 2.13 CUSIP and ISIN Numbers.

The Issuer in issuing the Notes may use “CUSIP” numbers and corresponding “ISINs” (if then generally in use) and, if so, the Trustee shall use “CUSIP” numbers and corresponding “ISINs” in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer shall promptly notify the Trustee of any changes in “CUSIP” or “ISIN” numbers.

Section 2.14 Issuance of Additional Notes.

The Issuer shall be entitled, subject to its compliance with Section 4.09, to issue Additional Notes under this Indenture in an aggregate amount not exceeding the Additional Notes Amount, which Additional Notes shall have identical terms and conditions as the Initial Notes issued on the Issue Date, other than with respect to the date of issuance, issue price and the date from which interest will accrue. The Initial Notes issued on the Issue Date, and any Additional Notes, will be equally and ratably secured by the Liens granted to the Collateral Agent on the Collateral and shall be treated as a single class for all purposes under this Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

With respect to any Additional Notes, the Issuer shall set forth in an Officers’ Certificate, which shall be delivered to the Trustee, the following information:

(1) the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture and the provision of Section 4.09 that the Issuer is relying on to issue such Additional Notes; and

(2) the issue price, the issue date (and the corresponding date from which interest shall accrue thereon and the first interest payment date therefor) and the CUSIP number and any corresponding ISIN of such Additional Notes.

ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01 Notices to Trustee.

If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 or is required to redeem Notes pursuant to Section 3.08, it shall furnish to the Trustee, at least five Business Days (unless a shorter period shall be agreeable to the Trustee) before the date of giving notice of the redemption pursuant to Section 3.03, an Officers’ Certificate setting forth (i) either the clause of Section 3.07 pursuant to which the redemption shall occur or that such redemption shall occur pursuant to Section 3.08, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed, (iv) the redemption price or the method by which it will be determined, and (v) whether the Issuer requests that the Trustee give notice of such redemption.

Section 3.02 Selection of Notes to Be Redeemed.

If less than all of the Notes are to be redeemed at any time, the Trustee will select the Notes to be redeemed on a pro rata basis, by lot to the extent practicable or, in the case of Global Notes, by such other method in accordance with the applicable procedures of the Depositary, unless otherwise required by law or applicable stock exchange or Depositary requirements, from the outstanding Notes not previously called for redemption. In the event of partial redemption other than on a pro rata basis, the particular Notes to be redeemed shall be selected, not less than five Business Days (unless a shorter period shall be agreeable to the Trustee) prior to the giving of notice of the redemption pursuant to Section 3.03, by the Trustee from the outstanding Notes not previously called for redemption.

The Trustee shall promptly notify the Issuer in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount thereof to be redeemed. No Notes of $200,000 or less can be redeemed in part. Notes and portions of Notes selected shall be in amounts of $200,000 or whole multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder shall be redeemed. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 3.03 Notice of Redemption.

Except as otherwise provided in Section 3.08 in relation to a mandatory redemption, at least 30 days but not more than 60 days before a redemption date (except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a Legal Defeasance, Covenant Defeasance or Discharge), the Issuer shall mail or cause to be mailed, by first class mail, or otherwise given in accordance with the procedures of the Depository, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address (with a copy to the Trustee). Except with respect to redemption pursuant to Section 3.08, notices of redemption may be subject to one or more conditions specified in the notice of redemption.

The notice shall identify the Notes to be redeemed and shall state:

(a) the redemption date;

(b) the redemption price or, if the redemption price is not then determinable, the manner in which it is to be determined;

(c) if any Note is to be redeemed in part only, the portion of the principal amount of such Note that is to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in a principal amount equal to the unredeemed portion of the original Note will be issued in the name of the applicable Holder upon cancellation of the original Note;

(d) the name and address of the Paying Agent;

(e) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(f) that, unless the Issuer defaults in making such redemption payment, interest on Notes called for redemption shall cease to accrue on and after the redemption date and the only remaining right of the Holders of such Notes is to receive payment of the redemption price upon surrender to the Paying Agent of the Notes redeemed;

(g) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(h) the CUSIP (or ISIN) number, if any, and that no representation is made as to the correctness or accuracy of the CUSIP (or ISIN) number, if any, listed in such notice or printed on the Notes; and

(i) a description of any conditions to the Issuer’s obligations to complete the redemption.

If any of the Notes to be redeemed is in the form of a Global Note, then the Issuer shall modify such notice to the extent necessary to accord with the procedures of the Depository applicable to redemption.

At the Issuer’s request, the Trustee shall give the notice of optional redemption in the Issuer’s name and at its expense; provided, however, that the Issuer shall have delivered to the Trustee, as provided in Section 3.01, an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the second preceding paragraph.

Section 3.04 Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03, Notes (or portions thereof) called for redemption become irrevocably due and payable on the applicable redemption date at the applicable redemption price, subject to the satisfaction of any conditions to the redemption specified in the notice of redemption. If mailed in the manner provided for in Section 3.03, the notice of redemption shall be conclusively presumed to have been given whether or not a Holder receives such notice. Failure to give timely notice or any defect in the notice shall not affect the validity of the redemption.

Section 3.05 Deposit of Redemption Price.

Prior to 11:00 a.m., New York City time, on any redemption date, the Issuer shall deposit with the Paying Agent (or, if the Parent or a Subsidiary thereof is acting as Paying Agent, segregate and hold in trust as provided in Section 2.04) money sufficient in same day funds to pay the redemption price of and accrued interest on all Notes to be redeemed on that date. The Paying Agent shall promptly return to the Issuer any money deposited with the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption price of and accrued interest on all Notes to be redeemed.

If the Issuer complies with the provisions of the preceding paragraph, on and after the redemption date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption whether or not such Notes are presented for payment, and the only remaining right of the Holders of such Notes shall be to receive payment of the redemption price upon surrender to the Paying Agent of the Notes redeemed. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption date until such principal is paid, and to the extent lawful, on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01.

Section 3.06 Notes Redeemed in Part.

Upon surrender of a Note that is redeemed in part, the Issuer shall issue in the name of the applicable Holder and the Trustee shall, upon its receipt of an authentication order from the Issuer, authenticate for such Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

Section 3.07 Optional Redemption.

(a) At any time prior to December 1, 2015, the Issuer may, at its option, redeem up to 35% of the aggregate principal amount of Notes (including any Additional Notes) issued under this Indenture, at one time or from time to time, at a redemption price equal to 107.250% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, thereon to the applicable redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), in an amount not greater than the net cash proceeds received by the Parent of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Notes (including any Additional Notes) issued under this Indenture (excluding any Notes held by the Parent and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 120 days after the date of the closing of such Equity Offering.

(b) At any time prior to December 1, 2015, the Issuer may, at its option, redeem the Notes, in whole or in part, at one time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and Additional Amounts, if any, to, the applicable redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

(c) At any time prior to December 1, 2015, not more than once in any 12-month period, the Issuer may redeem up to $50.0 million (representing 10% of the original principal amount of the Notes) in principal amount of the Notes at a redemption price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to the redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

(d) On or after December 1, 2015, the Issuer may, at its option, redeem the Notes, in whole or in part, at one time or from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes redeemed, to the applicable redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on December 1 of the years indicated below:

YEAR	PERCENTAGE
2015	103.625%
2016 and thereafter	100.000%

(e) The Issuer may redeem the Notes, at its option, at any time in whole but not in part, at a redemption price equal to 100% of the outstanding principal amount of Notes, plus accrued and unpaid interest (if any) to the applicable redemption date, plus all Additional Amounts, if any, then due and which will become due as a result of the redemption or otherwise (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event that the Issuer determines in good faith that the Issuer or any Guarantor has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes or the Note Guarantees, Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to the Issuer or the relevant Guarantor, as applicable (including making payment through a Paying Agent located in another jurisdiction), as a result of:

(1) a change in or an amendment to the laws or treaties (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced or becomes effective on or after the Issue Date; or

(2) any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Issue Date;

provided, however, that in the case of Additional Amounts required to be paid as a result of the Issuer or relevant Guarantor conducting business other than in the place of its incorporation or organization, such amendment or change must be announced or become effective on or after the date in which it begins to conduct business giving rise to the relevant withholding or deduction.

Notwithstanding the foregoing, no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Issuer or the relevant Guarantor, as applicable, would be obligated to pay Additional Amounts if a payment in respect of the Notes or the Note Guarantees were then due, and at the time such notice is given, the obligation to pay Additional Amounts must remain in effect. Before the Issuer mails or delivers notice of redemption of the Notes as described above, the Issuer will deliver to the Trustee and Paying Agent (a) an Officers’ Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer to so redeem have occurred and (b) an opinion of independent legal counsel of recognized standing satisfactory to the Trustee and Paying Agent that the Issuer or any Guarantor has or will become obligated to pay Additional Amounts as a result of the circumstances referred to in clause (1) or (2) of the preceding paragraph.

The Trustee and Paying Agent will accept and will be entitled to conclusively rely upon the Officers’ Certificate and opinion of counsel as sufficient evidence of the satisfaction of the conditions precedent described above, in which case they will be conclusive and binding on the holders.

For the avoidance of doubt, the implementation of European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26 and 27 November 2000 on the taxation of savings income or any law implementing or complying with or introduced in order to conform to, such directive will not be a change or amendment for such purposes.

(f) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Section 3.01 through Section 3.05.

Section 3.08 Mandatory Redemption.

(a) The Issuer shall deposit or cause to be deposited all Event of Loss Proceeds in the Earnings Account within three Business Days of the receipt thereof, with such Event of Loss Proceeds being held as Collateral therein and subject to a Lien under the Collateral Agreements pending application thereof as set forth in clause (b) below. The Issuer may withdraw such Event of Loss Proceeds from the Earnings Account to redeem the Notes in compliance with clause (b) below.

(b) Upon the occurrence or happening of any Event of Loss and the receipt of Event of Loss Proceeds in respect thereof, the Issuer shall redeem Notes equal in aggregate principal amount to the Event of Loss Proceeds received in respect of such Event of Loss (rounded to the nearest $1,000), upon notice as provided in this Section 3.08, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes redeemed to the applicable redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. The Issuer shall deliver the notice of such mandatory redemption to the Holders within 30 days after the receipt of any Event of Loss Proceeds, and such notice shall state, in addition to the matters specified in clauses (a) through (h) of Section 3.03, that the Notes are being redeemed with Event of Loss Proceeds.

(c) Any redemption pursuant to this Section 3.08 shall be made pursuant to the provisions of Sections 3.01 through 3.06, except to the extent otherwise specified therein.

Section 3.09 Offer to Purchase by Application of Excess Proceeds.

(a) In the event that, pursuant to Section 4.10, the Issuer shall be required to commence an Asset Sale Offer, it shall follow the additional procedures specified below.

(b) Each Asset Sale Offer shall remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the “Asset Sale Offer Period”). No later than five Business Days after the termination of the Asset Sale Offer Period (the “Asset Sale Offer Settlement Date”), the Issuer shall apply all Excess Proceeds (the “Asset Sale Offer Amount”) to the purchase of the Notes and unsubordinated Indebtedness of the Parent or the applicable Restricted Subsidiary as specified in Section 4.10 or, if less than the Asset Sale Offer Amount has been validly tendered (and not validly withdrawn), all Notes and unsubordinated Indebtedness of the Parent or such Restricted Subsidiary, as applicable, validly tendered (and not validly withdrawn) in response to the Asset Sale Offer.

(c) Upon the commencement of an Asset Sale Offer, the Issuer shall send, by first class mail, a notice to each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The Asset Sale Offer shall be made to all Holders. The notice, which shall govern the terms of the Asset Sale Offer, shall state:

(i) that the Asset Sale Offer is being made pursuant to this Section 3.09 and Section 4.10 and the length of time the Asset Sale Offer shall remain open, including the time and date the Asset Sale Offer will terminate (the “Asset Sale Offer Termination Date”);

(ii) the Offer Amount, the purchase price and the Asset Sale Offer Settlement Date;

(iii) that any Note not tendered or accepted for payment shall continue to accrue interest;

(iv) that, unless the Issuer defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest on and after the Asset Sale Offer Settlement Date;

(v) that Holders electing to have a Note purchased pursuant to any Asset Sale Offer shall be required to surrender the Note, properly endorsed for transfer, together with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed and such customary documents as the Issuer may reasonably request, to the Issuer or a Paying Agent at the address specified in the notice, before the Asset Sale Offer Termination Date;

(vi) that Holders shall be entitled to withdraw their election if the Issuer or the Paying Agent, as the case may be, receives, prior to the Asset Sale Offer Termination Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Note purchased;

(vii) that, if the aggregate principal amount of Notes surrendered by Holders and, in the case of Excess Proceeds received in respect of assets not constituting Collateral, unsubordinated Indebtedness of the Parent or the applicable Restricted Subsidiary surrendered by holders thereof, collectively, exceeds the Asset Sale Offer Amount, the Trustee shall select the Notes to be purchased from the amount allocated therefor on a pro rata basis, by lot to the extent practicable or, in the case of Global Notes, by such other method in accordance with the applicable procedures of the Depositary (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $200,000 and integral multiples of $1,000 in excess thereof will be outstanding after such purchase) and, if applicable, the Issuer will select such unsubordinated Indebtedness for purchase or redemption based on amounts tendered or required to be prepaid; and

(viii) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $200,000 in principal amount or an integral multiple of $1,000 in excess thereof.

Promptly after the Asset Sale Offer Termination Date, the Issuer shall, to the extent lawful, accept for payment Notes or portions thereof tendered pursuant to the Asset Sale Offer in the aggregate principal amount required by Section 4.10. Prior to 11:00 a.m., New York City time, on the Asset Sale Offer Settlement Date, the Issuer, the Depositary or the Paying Agent, as the case may be, shall mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Issuer for purchase, and the Issuer shall promptly issue a new Note, and the Trustee shall, upon its receipt of an authentication order from the Issuer, authenticate and mail or deliver (or cause to be transferred by book-entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Issuer to the Holder thereof. The Issuer shall publicly announce the results of the Asset Sale Offer on or before the Asset Sale Offer Settlement Date.

Section 3.10 No Mandatory Sinking Fund.

Except as set forth under Sections 3.08, 4.10, 4.15 and 4.19, the Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes or to repurchase the Notes at the option of the Holders.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes.

The Issuer shall pay or cause to be paid the principal of, interest, premium, if any, on, the Notes on the dates and in the manner provided in the Notes. Principal, interest and premium, if any, shall be considered paid on the date due if the Paying Agent, if other than the Parent or a Subsidiary thereof, holds as of 11:00 a.m., New York City time, on the due date money deposited by the Issuer or a Guarantor in immediately available funds and designated for and sufficient to pay all principal, interest and premium, if any, then due. Subject to Section 4.22, all payments made by the Issuer under or with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any Taxes, unless the withholding or deduction of such Taxes is then required by law.

The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at a rate equal to the then-applicable interest rate on the Notes; and it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace period), at the same rate as on overdue principal to the extent lawful.

Section 4.02 Maintenance of Office or Agency.

The Issuer shall maintain an office or agency (which may be an office of the Trustee, an affiliate of the Trustee, the Registrar or the Paying Agent) in New York, New York where Notes may be presented or surrendered for payment and shall maintain an office or agency in the United States (which may be an office of the Trustee, an affiliate of the Trustee, the Registrar or the Paying Agent) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency in New York, New York for such purposes. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03.

Section 4.03 Reports.

(a) Whether or not the Parent is then subject to Section 13(a) or 15(d) of the Exchange Act, the Parent shall furnish to the Trustee and the Holders, so long as any Notes are outstanding:

(1) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, reports on Form 6-K (or any successor form) containing, whether or not required, the Parent’s unaudited quarterly consolidated financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(2) within the time period required under the rules of the SEC for the filing of Form 20-F (or any successor form) for each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein (including the Parent’s audited consolidated financial statements, a report thereon by the Parent’s certified independent accountants and an MD&A) for such fiscal year; and

(3) at or prior to such times as would be required to be filed or furnished to the SEC if the Parent was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act (whether or not the Parent is then subject to such requirements), all such other reports and information that the Parent would have been required to file or furnish pursuant thereto.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports.

(b) If the Issuer is ever required to file periodic reports with the SEC under Section 13 or Section 15(d) of the Exchange Act, the Issuer shall timely file with the SEC all required periodic reports so long as any Notes remain outstanding.

(c) Furthermore, the Parent or the Issuer shall post in the Investor Relations section of the Parent’s website (in an area that identifies the Issuer) the unaudited quarterly and annual financial statements (including a balance sheet, income statement and statement of cash flows) of the Issuer and any Issuer Subsidiary Guarantors, which financial statements shall be posted within five Business Days of the filing of the Parent’s Form 6-K or Form 20-F (or successor form), as applicable, with the SEC containing the Parent’s consolidated financial statements for such quarter or fiscal year.

(d) In addition, the Parent shall electronically file or furnish, as the case may be, a copy of all such information and reports referred to in clauses (1) through (3) in paragraph (a) above with the SEC for public availability within the time periods specified therein at any time the Parent is then subject to Section 13(a) or 15(d) of the Exchange Act and make such information available to the Holders, and if the Notes are represented by one or more Global Notes, the beneficial owners, of the Notes and prospective investors upon request.

(e) The Parent shall be deemed to have furnished such reports referred to in paragraph (a) above to the Trustee and the Holders if the Parent has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. If, notwithstanding the foregoing, the SEC will not accept the Parent’s filings for any reason, the Parent will post the reports referred to in paragraph (a) above on its website within the time periods that would apply to non-accelerated filers if the Parent were required to file those reports with the SEC.

(f) The Parent agrees that, for so long as any Notes remain outstanding, it will hold and participate in quarterly conference calls with the Holders and securities analysts relating to the financial condition and results of operations of the Parent and the Restricted Subsidiaries.

(g) In addition, for so long as any Notes remain outstanding and are subject to restrictions on transfer by non-Affiliates under U.S. federal securities laws, the Parent will furnish to the Holders and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Parent’s and the Issuer’s compliance with the covenants hereunder (as to which the Trustee is entitled to conclusively rely exclusively on an Officers’ Certificate).

Section 4.04 Compliance Certificate.

(a) The Parent shall deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Issue Date, an Officers’ Certificate stating (i) that a review of the activities of the Parent and the Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Parent and the Issuer have kept, observed, performed and fulfilled their obligations under this Indenture and the other Note Documents, and further stating, as to each such Officer signing such certificate, that, to the best of his or her knowledge, the Parent and the Issuer have kept, observed, performed and fulfilled each and every covenant contained in this Indenture and the other Note Documents applicable to them and are not in default in the performance or observance of any of the terms, provisions and conditions thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Parent and/or the Issuer, as applicable, is taking or proposes to take with respect thereto) and (ii) either (x) that all action has been taken with respect to the recording, filing, re-recording and refiling of this Indenture and all amendments, supplemental indentures, financing statements, continuation statements and other documents, as are necessary to maintain the perfected Liens created under the Collateral Agreements under applicable law and reciting the details of such action or referring to prior Officers’ Certificates in which such details are given or (y) that no such action is necessary to maintain such Liens.

(b) The Parent shall, so long as any of the Notes are outstanding, deliver to the Trustee, within 10 Business Days of any of its Officers or any of the Issuer’s Officers becoming aware of any Default or Event of Default, a written statement specifying such Default or Event of Default and what action the Parent and/or the Issuer, as applicable, is taking or proposes to take with respect thereto.

Section 4.05 Taxes.

The Parent shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 4.06 Stay, Extension and Usury Laws.

Each of the Issuer and the Guarantors covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each of the Issuer and the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Limitation on Restricted Payments.

(a) The Parent will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Equity Interests of the Parent or any Restricted Subsidiary (including, without limitation, any payment in connection with any merger, consolidation or amalgamation involving the Parent or any of the Restricted Subsidiaries) or to the direct or indirect holders of the Parent’s or any of the Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Parent and other than dividends or distributions payable to the Parent, the Issuer or any other Restricted Subsidiary);

(2) purchase, repurchase, redeem, retire or otherwise acquire for value (including, without limitation, in connection with any merger, consolidation or amalgamation involving the Parent) any Equity Interests of the Parent held by any Person (other than any such Equity Interests held by the Parent or any Restricted Subsidiary) or any Equity Interests of any Restricted Subsidiary held by an affiliate of the Parent (other than Equity Interests held by the Parent or any Restricted Subsidiary) (in each case other than in exchange for Equity Interests of the Parent that do not constitute Disqualified Stock);

(3) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Issuer or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Parent and any of the Restricted Subsidiaries), except the purchase, redemption, defeasance, repurchase or other acquisition of such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year after the date of purchase, repurchase, redemption, defeasance or acquisition, and the payment of principal of such Indebtedness at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(I) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(II) the Parent could Incur, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in Section 4.09(a); and

(III) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Parent and the Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2) through (10) of Section 4.07(b)), is less than the sum, without duplication, of:

(A) 50% of the Parent’s Consolidated Net Income on a consolidated basis for the period (taken as one accounting period) beginning on the first day of the fiscal quarter during which the Issue Date occurs and ending on the last day of the Parent’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B) 100% of the aggregate net cash proceeds or the Fair Market Value of assets other than cash, in each case received by the Parent or any Restricted Subsidiary from any Person other than the Parent or any of its Subsidiaries since the Issue Date as a contribution to its common equity capital or from the issue or sale of the Parent’s Equity Interests (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Parent, in each case that have been converted into or exchanged for Equity Interests (other than Disqualified Stock) of the Parent (other than Equity Interests, Disqualified Stock or debt securities sold to a Subsidiary of the Parent); plus

(C) to the extent that any Restricted Investment that was made after the Issue Date is sold or disposed of for cash or Cash Equivalents or otherwise cancelled, liquidated or repaid for cash or Cash Equivalents, the lesser of (i) the return of capital received in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(D) to the extent that any Unrestricted Subsidiary designated as such after the Issue Date is redesignated as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Restricted Investment made by the Parent or any of the Restricted Subsidiaries in such Subsidiary as of the date of such redesignation and (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date.

(b) The provisions of Section 4.07(a) will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of this Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Parent) of, Equity Interests of the Parent (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Parent; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (III)(B) of Section 4.07(a) above;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Issuer or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent Incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary that is not a wholly owned Subsidiary of the Parent to the holders of its Equity Interests on a pro rata basis or basis more favorable to the Parent or its Restricted Subsidiaries;

(5) so long as no Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Parent or any Restricted Subsidiary of the Parent held by any current or former officer, director or employee of the Parent or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, employee stock ownership plan or similar trust, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any calendar year (with any portion of such $5.0 million amount that is unused in any calendar year to be carried forward to successive calendar years and added to such amount);

(6) the purchase, redemption or other acquisition or retirement for value of Equity Interests deemed to occur upon the exercise or conversion of stock options, warrants, rights to acquire Equity Interests or other convertible securities, to the extent such Equity Interests represent a portion of the exercise or conversion price thereof or the purchase, redemption or other acquisition or retirement for value of Equity Interests of the Parent or any Restricted Subsidiary of the Parent held by any current or former officers, directors or employees of the Parent or any of its Restricted Subsidiaries in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) in order to satisfy any tax withholding obligation with respect to such exercise or vesting;

(7) any purchase, redemption, defeasance or other acquisition or retirement of any Indebtedness subordinated to the Notes or the Note Guarantees from proceeds of an Asset Sale or in the event of a Change of Control, in each case only if prior to or simultaneously with such purchase, redemption, defeasance or other acquisition or retirement, the Parent or a Restricted Subsidiary has made the Asset Sale Offer or Change of Control Offer, as applicable, as provided in this Indenture and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Asset Sale Offer or Change of Control Offer in accordance with the requirements of this Indenture;

(8) so long as no Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Parent or any Preferred Stock of any Restricted Subsidiary of the Parent issued on or after the Issue Date in accordance with Section 4.09;

(9) cash payments in lieu of the issuance of fractional shares, or payments to dissenting stockholders (a) pursuant to applicable law or (b) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Indenture; and

(10) so long as no Event of Default has occurred and is continuing, any other Restricted Payment so long as the amount of such Restricted Payment, together with the aggregate amount of all other Restricted Payments made under this clause (10) since the Issue Date, does not exceed the greater of (x) $100.0 million and (y) 2.5% of Consolidated Net Tangible Assets as of the date such Restricted Payment is made.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Parent or any Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in Section 4.07(a) or the preceding clauses (1) through (10) of this Section 4.07(b) or as a Permitted Investment, the Parent will be permitted to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this Section 4.07.

Section 4.08 Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries.

(a) The Parent will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or permit to become effective any consensual encumbrance or restriction on the ability of any of the Restricted Subsidiaries to:

(1) pay dividends or make any other distributions on its Capital Stock to the Parent or any of the Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Parent or any of the Restricted Subsidiaries; provided that the priority that any series of preferred stock of a Restricted Subsidiary has in receiving dividends or liquidating distributions before dividends or liquidating distributions are paid in respect of common stock of such Restricted Subsidiary shall not constitute a restriction on the ability to make dividends or distributions on Capital Stock for purposes of this Section 4.08;

(2) make loans or advances to the Parent or any of the Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Parent or any of the Restricted Subsidiaries

(all such actions set forth in these clauses (1) through (3) above being collectively referred to as “Intercompany Transfers”).

(b) The restrictions in Section 4.08(a) will not apply to encumbrances or restrictions on the ability of any of the Specified Restricted Subsidiaries to make Intercompany Transfers existing under or by reason of:

(1) agreements governing Indebtedness as in effect on the Issue Date, including under the Project Facilities Agreement as in effect on the Issue Date;

(2) restrictions contained in, or in respect of, Hedging Obligations permitted to be Incurred by this Indenture;

(3) this Indenture, the Collateral Agreements, the Notes and the Note Guarantees;

(4) applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Parent or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was Incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be Incurred;

(6) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business, mortgage financings and Capital Lease Obligations that impose restrictions on the property purchased or mortgaged or leased of the nature described in clause (3) of Section 4.08(a);

(8) any agreement for the sale or other disposition of the Capital Stock or all or substantially all of the assets of any Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(9) Liens permitted to be Incurred under the provisions of Section 4.12 that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, partnership agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers or suppliers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(12) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1), (3), (5) or (7) of this Section 4.08(b); provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Parent, not materially more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(13) encumbrances or restrictions of the nature described in clause (3) of Section 4.08(a) with respect to property under a charter, lease or other agreement that has been entered into in the ordinary course for the employment, charter or other hire of such property; and

(14) instruments governing Indebtedness that is permitted to be Incurred subsequent to the Issue Date pursuant to the covenant set forth under “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that, at the time such Indebtedness is Incurred, either (a) such encumbrance or restriction is customary for financings of the same type, and such restrictions would not reasonably be expected to materially impair the Issuer’s ability to make scheduled payments of interest and principal on the Notes when due or Parent’s ability to make payment under its Note Guarantee, as determined in good faith by the Board of Directors of Parent or a Financial Officer of the Parent or (b) restrictions therein are not materially more restrictive, taken as a whole, than those contained in (i) this Indenture, the Notes and the Note Guarantees or (ii) the Project Facilities Agreement as in effect on the Issue Date, as determined in good faith by the Board of Directors or a Financial Officer of the Parent.

Section 4.09 Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock.

(a) The Parent will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “Incur,” “Incurrence,” “Incurred” and “Incurring” shall have meanings correlative to the foregoing) any Indebtedness (including Acquired Debt) or issue any Disqualified Stock, and the Parent will not permit any of the Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Parent or any Specified Restricted Subsidiary may Incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Specified Restricted Subsidiary may issue Preferred Stock, if the Consolidated Interest Coverage Ratio for the Parent’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness, Disqualified Stock or Preferred Stock had been Incurred or issued, as the case may be, at the beginning of such four-quarter period.

(b) The provisions of Section 4.09(a) will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the Incurrence by the Parent or any Specified Restricted Subsidiary (other than the Issuer and any Issuer Subsidiary Guarantor) of Indebtedness under one or more Credit Facilities in a maximum aggregate principal amount incurred under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Parent thereunder) not to exceed $150.0 million at any one time outstanding;

(2) the Incurrence by the Parent or any Specified Restricted Subsidiary (other than the Issuer and any Issuer Subsidiary Guarantor) of Indebtedness under one or more Credit Facilities in a maximum aggregate principal amount incurred under this clause (2) at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Parent or such Specified Restricted Subsidiary thereunder), not to exceed an amount equal to the sum of (i) for each Vessel for which the Parent or a Specified Restricted Subsidiary (other than the Issuer and any Issuer Subsidiary Guarantor) has entered into a contract for the construction or acquisition of such Vessel but which has not yet been delivered or acquired, the greater of (x) $500.0 million and (y) 75% of the Vessel Value for such Vessel at the time any such Indebtedness is Incurred plus (ii) for each other Vessel owned by the Parent or a Specified Restricted Subsidiary (other than the Issuer and any Issuer Subsidiary Guarantor), the greater of (x) $375.0 million and (y) 65% of the Appraised Value for such Vessel at the time any such Indebtedness is Incurred;

(3) the Incurrence by (i) the Issuer and any Guarantor of Indebtedness represented by the Notes (other than Additional Notes) and the related Note Guarantees to be issued on the Issue Date and (ii) the Parent or any Restricted Subsidiary of Existing Indebtedness;

(4) the Incurrence by the Parent or any Specified Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, in whole or in part, any Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be Incurred under the first paragraph of this covenant or clause (3) of this paragraph or this clause (4); provided that the Issuer and any Issuer Subsidiary Guarantor may only incur Permitted Refinancing Indebtedness in order to renew, refund, refinance, replace, defease or discharge, in whole or in part, Indebtedness with respect to which the Issuer or any Issuer Subsidiary Guarantor is an obligor;

(5) the Incurrence by Parent or any Restricted Subsidiary of intercompany Indebtedness between or among Parent and any of the Restricted Subsidiaries; provided, however, that:

(A) if the Issuer or any Guarantor is the obligor on such Indebtedness and the payee is not the Issuer or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Issuer, or the applicable Note Guarantees, in the case of a Guarantor;

(B) if any Issuer Equity-Owning Subsidiary is the obligor on such Indebtedness and the payee is not the Issuer or a Guarantor, such Indebtedness must expressly provide that, for so long as any Notes are outstanding, no principal payments may be made thereon at any time an Event of Default has occurred and is continuing; and

(C) upon any (i) subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Parent or a Restricted Subsidiary, or (ii) sale or other transfer of any such Indebtedness to a Person that is not Parent or a Restricted Subsidiary, the exception provided by this clause (5) shall no longer be applicable to such Indebtedness and such Indebtedness will be deemed to have been Incurred at the time of any such issuance, sale or transfer;

(6) the Incurrence by the Parent or any Specified Restricted Subsidiary of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(7) the guarantee by the Parent or any Specified Restricted Subsidiary of Indebtedness of the Parent or a Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes or a Note Guarantee, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(8) the Incurrence by the Parent or any Specified Restricted Subsidiary of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, and performance, customs, importation and surety bonds or other Indebtedness of a like nature, in each case in the ordinary course of business;

(9) the Incurrence by the Parent or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(10) the Incurrence by the Parent or any Specified Restricted Subsidiary of Indebtedness arising from agreements providing for indemnification, earn-outs, adjustment of purchase price or similar obligations, or guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Parent or any Specified Restricted Subsidiary pursuant to such agreements, in each case, Incurred in connection with the acquisition or disposition of any business, assets or the Capital Stock of a Subsidiary, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or the Capital Stock of a Subsidiary for the purpose of financing such acquisition; provided, however, that, in the case of a disposition, the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value)) actually received by the Parent and the Specified Restricted Subsidiaries in connection with such disposition; and

(11) the Incurrence by the Parent or any Specified Restricted Subsidiary (other than the Issuer and any Issuer Subsidiary Guarantor) of Indebtedness not otherwise permitted pursuant to clauses (1) through (10) above that, together with any other Indebtedness Incurred pursuant to this clause (11) then outstanding, has an aggregate principal amount or accreted value, as applicable, not to exceed the greater of (x) $100.0 million and (y) 2.5% of Consolidated Net Tangible Assets at such time.

For purposes of determining compliance with this Section 4.09, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (11) above, or is entitled to be Incurred pursuant to Section 4.09(a), the Parent or the applicable Restricted Subsidiary will be permitted to classify such item of Indebtedness (or any portion thereof) on the date of its Incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this Section 4.09. The accrual of interest or Preferred Stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Preferred Stock or Disqualified Stock in the form of additional shares of the same class of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness or an issuance of Preferred Stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Consolidated Interest Expense of the Parent as accrued. Further, the reclassification of any lease or other liability of the Parent or any Restricted Subsidiary as Indebtedness due to a change of accounting principles after the Issue Date will not be deemed an incurrence of Indebtedness for purposes of this Section 4.09.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A) the Fair Market Value of such assets at the date of determination;

(B) the amount of the Indebtedness of the other Person; and

(4) in the case of Hedging Obligations, the termination value of the agreement or arrangement giving rise to such Hedging Obligations that would be payable by the specified Person at such date.

For purposes of determining compliance with any dollar-denominated restriction on the Incurrence of Indebtedness, the Dollar Equivalent of the principal amount of Indebtedness denominated in another currency will be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of Indebtedness Incurred under a revolving credit facility; provided that (1) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than dollars, and such refinancing would cause the applicable dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced and (2) the Dollar Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date will be calculated based on the relevant currency exchange rate in effect on the Issue Date.

Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Parent or the applicable Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

Section 4.10 Limitation on Asset Sales.

(a) The Parent will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, consummate any Asset Sale unless:

(1) the Parent or the Restricted Subsidiary, as the case may be, receives consideration at the time of consummation of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in such Asset Sale by the Parent or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, to the extent that any disposition in such Asset Sale was of Collateral, the non-cash consideration received is pledged as Collateral under the Collateral Agreements within 20 Relevant Business Days, in accordance with the requirements set forth in this Indenture;

provided, that the foregoing requirements shall not apply with respect to any Involuntary Transfer.

(b) For purposes of Section 4.10(a), each of the following will be deemed to be cash:

(1) any Indebtedness or other liabilities, as shown on the Parent’s most recent consolidated balance sheet, of the Parent or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed, repaid or retired by the transferee of any such assets so long as the Parent or such Restricted Subsidiary is released from further liability;

(2) any securities, notes or other obligations received by the Parent or any such Restricted Subsidiary from such transferee that are, within 180 days after receipt thereof, converted by the Parent or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(3) any stock or assets of the kind referred to in clauses (2) or (4) of Section 4.10(c).

(c) Within 365 days after the receipt of any Net Proceeds from an Asset Sale (including, without limitation, an Involuntary Transfer), the Parent or the applicable Restricted Subsidiary, as the case may be, may apply such Net Proceeds at its option to any combination of the following:

(1) to permanently purchase, repay or prepay secured Indebtedness of the Parent, the Issuer or any Issuer Subsidiary Guarantor or, in the case of an Asset Sale other than of Collateral, any Indebtedness (other than Indebtedness that is subordinated in right of payment to the Notes or the Note Guarantees, whether or not secured (including, without limitation, redemptions or other purchases of Notes)) of the Parent or any Restricted Subsidiary (and, in the case of revolving obligations, to correspondingly reduce commitments with respect thereto);

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, any Person primarily engaged in a Permitted Business, if, in the case of any such acquisition of Capital Stock, such Person is or becomes a Restricted Subsidiary after giving effect to such acquisition;

(3) to make a capital expenditure for the Parent or any of its Restricted Subsidiaries; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business (including, without limitation, Vessels, related assets and any related Ready for Sea Costs) for the Parent or any of the Restricted Subsidiaries or make any deposit, installment or progress payment in respect of such assets or payment of any related Ready for Sea Costs, provided that (x) a binding commitment made within the 365-day period described above by the Parent or the applicable Restricted Subsidiary to apply Net Proceeds from an Asset Sale (other than of Collateral) in accordance with clauses (2), (3) and/or (4) above shall satisfy the requirements of such clauses with respect to such Net Proceeds, so long as (i) with respect to any binding commitment to purchase, acquire or construct an Additional Drilling Unit with such Net Proceeds, such Net Proceeds are actually so applied within the later of 365 days from the receipt thereof from such Asset Sale and 365 days from the date any such binding commitment is made, and (ii) with respect to any other binding commitment to apply Net Proceeds pursuant to such clauses, such Net Proceeds are actually so applied within the later of 365 days from the receipt thereof from such Asset Sale and 180 days from the date any such binding commitment is made, and (y) if all or any portion of the assets sold or transferred in such Asset Sale constituted Collateral, in the case of any application of Net Proceeds pursuant to clauses (2) or (4) above, the Issuer shall, or shall cause the applicable Restricted Subsidiary to, pledge any assets (including, without limitation, any acquired Capital Stock) acquired with such Net Proceeds to secure the Notes on a first-priority secured basis (subject to Permitted Collateral Liens) pursuant to the Collateral Agreements in accordance with this Indenture.

(d) Pending the final application of any Net Proceeds, the Parent or the applicable Restricted Subsidiary may apply the Net Proceeds to temporarily reduce outstanding revolving credit Indebtedness of the Parent or any of the Restricted Subsidiaries, respectively, or invest the Net Proceeds in cash and Cash Equivalents.

(e) Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 4.10(c) will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, Issuer will, within 10 Business Days thereof, make an offer (an

“Asset Sale Offer”) to all Holders in accordance with Section 3.09 and the Parent will, or will cause the applicable Restricted Subsidiary to, make an Asset Sale Offer to all holders of unsubordinated Indebtedness of the Parent or such Restricted Subsidiary containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem such Indebtedness with the proceeds of sales of assets to purchase or redeem the maximum principal amount of Notes and such unsubordinated Indebtedness that may be purchased or redeemed out of the Excess Proceeds; provided, that to the extent such Excess Proceeds were received in respect of the sale or transfer of assets that constituted Collateral, as Asset Sale Offer will be made solely to all Holders. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Parent and the Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture and the Collateral Agreements. If the aggregate principal amount of Notes and, in the case of Excess Proceeds received in respect of assets not constituting Collateral, such unsubordinated Indebtedness tendered in such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes for purchase on a pro rata basis, by lot to the extent practicable or by such other method in accordance with the applicable procedures of the Depositary (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $200,000 and integral multiples of $1,000 in excess thereof will be outstanding after such purchase) and, if applicable, the Issuer will select such unsubordinated Indebtedness for purchase or redemption based on amounts tendered or required to be prepaid. For the purposes of calculating the principal amount of any such Indebtedness not denominated in U.S. dollars, such Indebtedness shall be calculated by converting any such principal amounts into their Dollar Equivalent determined as of the Business Day immediately prior to the date on which the Asset Sale Offer is announced. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(f) The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those requirements, laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of this Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.10 by virtue of such compliance.

Section 4.11 Limitation on Transactions with Affiliates.

(a) The Parent will not, and will not permit any of the Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Parent and any Restricted Subsidiary (each, an “Affiliate Transaction”) involving, with respect to any such transaction or series of related transactions, payments or consideration in excess of $1.0 million, unless:

(1) the Affiliate Transaction is on terms that are either (a) no less favorable to the Parent or the relevant Restricted Subsidiary than those that could have been obtained in a comparable arm’s-length transaction by the Parent or such Restricted Subsidiary with a Person that is not an Affiliate of the Parent and any Restricted Subsidiary or (b) if in the good faith judgment of the Parent’s Board of Directors, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Parent or the relevant Restricted Subsidiary from a financial point of view; and

(2) the Parent delivers to the Trustee:

(A) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, a resolution of the Board of Directors of the Parent set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this Section 4.11 and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Parent; and

(B) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, an opinion issued to the Board of Directors of the Parent by an accounting, appraisal or investment banking firm of international standing or generally recognized in the shipping or offshore drilling industries as qualified to perform the tasks for which such firm has been engaged as to the fairness to the Parent or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view or that the terms of such Affiliate Transaction are no less favorable to the Parent or the relevant Restricted Subsidiary than those that could have been obtained in a comparable arm’s-length transaction by the Parent or such Restricted Subsidiary with a Person that is not an Affiliate of the Parent and any Restricted Subsidiary.

For the avoidance of doubt, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration of $25.0 million or less, the determination that such Affiliate Transaction or series of Affiliate Transactions complies with this covenant may be made by a Financial Officer of the Parent.

(b) The following items will not be deemed to be Affiliate Transactions, as applicable, and, therefore, will not be subject to the provisions of Section 4.11(a):

(1) any employment agreement, employee benefit plan, compensation plan or arrangement, officer or director indemnification agreement or any similar arrangement entered into by the Parent or any of its Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) payment of reasonable directors’ fees to directors of the Parent or any Restricted Subsidiary;

(3) transactions solely between or among the Parent and/or any of its Restricted Subsidiaries;

(4) the issuance or sale of Equity Interests (other than Disqualified Stock) of the Parent to, or receipt of capital contributions from, Affiliates of the Parent;

(5) loans or advances to employees of the Parent or any Restricted Subsidiary in the ordinary course of business not to exceed $7.5 million in the aggregate at any one time outstanding;

(6) transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Parent solely because the Parent owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(7) Permitted Investments and Restricted Payments that do not violate the provisions of Section 4.07;

(8) transactions between the Parent or any of its Restricted Subsidiaries and any Person that would not otherwise constitute an Affiliate Transaction except for the fact that one director of such other Person is also a director of the Parent or such Restricted Subsidiary, as applicable; provided that such director abstains from voting as a director of the Parent or such Restricted Subsidiary, as applicable, on any matter involving such other Person; and

(9) any agreement as in effect on the Issue Date or any amendments, renewals or extensions of any such agreement (so long as such amendments, renewals or extensions are not less favorable to the Holders).

Section 4.12 Limitation on Liens.

The Parent will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist (i) any Lien of any kind on any Collateral, except pursuant to a Collateral Agreement and except for Permitted Collateral Liens, or (ii) any Lien of any kind securing Indebtedness on any of its property or assets that are not Collateral, except for Permitted Liens.

Section 4.13 Additional Note Guarantees.

If, after the Issue Date, the Issuer acquires or creates any Subsidiary that holds the Drilling Unit or any Related Assets or is party to a Drilling Contract or any existing Subsidiary of the Issuer that is not already a Guarantor holds the Drilling Unit or any Related Assets or becomes party to a Drilling Contract, then the Issuer will cause such Subsidiary to, within 20 Relevant Business Days of such event, (1) execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will become a Guarantor, (2) execute amendments to the Collateral Agreements pursuant to which it will grant a Lien on any Collateral held by it in favor of the Collateral Agent, for the benefit of itself, the Trustee and the Holders, and become a Collateral Grantor thereunder, and cause such Liens to be perfected as required thereby, and (3) deliver to the Trustee one or more Officers’ Certificates and Opinions of Counsel in connection therewith as specified in this Indenture.

Section 4.14 Existence.

Subject to Article 5, each of the Parent and the Issuer shall do or cause to be done all things necessary to preserve and keep in full force and effect its existence.

Section 4.15 Offer to Repurchase Upon Change of Control.

(a) If a Change of Control occurs, the Issuer will make an offer (a “Change of Control Offer”) to each Holder to repurchase all or any part (equal to a minimum amount of $200,000 and integral multiples of $1,000 in excess thereof) of that Holder’s Notes at a purchase price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes repurchased to the date of purchase (the “Change of Control Payment Date”), subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. No later than 30 days following any Change of Control, the Issuer will mail a notice to the Trustee and Paying Agent and each Holder describing the transaction or transactions that constitute the Change of Control and stating:

(1) that the Change of Control Offer is being made pursuant to this Section 4.15 and that all Notes properly tendered and not withdrawn pursuant to the Change of Control Offer will be accepted for payment;

(2) the Change of Control Payment and the Change of Control Payment Date, which will be no earlier than 30 days and no later than 60 days from the date such notice is mailed;

(3) that any Note not properly tendered will continue to accrue interest;

(4) that, unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, properly endorsed for transfer, together with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes completed and such customary documents as the Issuer may reasonably request, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their election if the Paying Agent receives, prior to the close of business on third Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing its election to have the Notes purchased; and

(7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $200,000 in principal amount or an integral multiple of $1,000 in excess thereof.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those requirements, laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.15, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.15 by virtue of such compliance.

(b) On or before the Change of Control Payment Date, the Issuer shall, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions Notes properly tendered and not withdrawn; and

(3) deliver or cause to be delivered to the Trustee and Paying Agent the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(c) The Paying Agent shall mail to each Holder of Notes properly tendered and not withdrawn the Change of Control Payment for such Notes (or, if all the Notes are then in global form, make such payment through the facilities of the Depository) and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Note will be in a principal amount of $200,000 or an integral multiple of $1,000 in excess thereof. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(d) Notwithstanding anything to the contrary in this Section 4.15, the Issuer will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer, or (2) notice of redemption of all Notes has been given pursuant to Section 3.07, unless there is a default in payment of the applicable redemption price.

(e) Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

Section 4.16 Payments for Consent.

The Parent will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any cash consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture, any Note Guarantee or the Notes unless such consideration is offered to be paid and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Section 4.17 Designation of Restricted and Unrestricted Subsidiaries.

(a) The Board of Directors of the Parent may designate any Restricted Subsidiary (other than the Issuer, any Issuer Equity-Owning Subsidiary and any Subsidiary that holds an interest in the Drilling Unit or any Related Assets or is party to any Drilling Contract (other than a Local Content Subsidiary)) to be an Unrestricted Subsidiary if:

(1) the Parent would be permitted to make (i) a Permitted Investment or (ii) an Investment pursuant to Section 4.07, in either case, in an amount equal to the Fair Market Value of all outstanding Investments owned by the Parent and the Restricted Subsidiaries in such Subsidiary at the time of such designation;

(2) such Restricted Subsidiary meets the definition of an “Unrestricted Subsidiary”;

(3) the designation would not constitute or cause (with or without the passage of time) a Default or Event of Default and no Default and Event of Default would be in existence following such designation; and

(4) the Parent delivers to the Trustee a certified copy of a resolution of the Board of Directors of Parent giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.07.

If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Parent and the Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 4.07 or under one or more clauses of the definition of Permitted Investments, as determined by the Parent.

If, at any time, any Unrestricted Subsidiary designated as such would fail to meet the preceding requirements as an Unrestricted Subsidiary, then such Subsidiary will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be Incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be Incurred as of such date under Section 4.09, the Parent or the applicable Restricted Subsidiary will be in default of such covenant.

(b) The Board of Directors of the Parent may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary if:

(1) the Parent and the Restricted Subsidiaries could Incur the Indebtedness which is deemed to be Incurred upon such designation under Section 4.09, equal to the total Indebtedness of such Subsidiary calculated on a pro forma basis as if such designation had occurred on the first day of the four-quarter reference period;

(2) the designation would not constitute or cause a Default or Event of Default; and

(3) the Parent delivers to the Trustee a certified copy of a resolution of the Board of Directors of the Parent giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions, including the Incurrence of Indebtedness under Section 4.09.

Section 4.18 Business Activities.

The Parent will not, and will not permit any of the Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Parent and the Restricted Subsidiaries taken as a whole.

Section 4.19 Offer to Repurchase Upon Refund of Installment Payments

(a) In the event that the Issuer receives a refund of any installment payments made by the Issuer or on its behalf under the Samsung Construction Contract or receives any amounts pursuant to any Refund Guarantee (a “Refund”), the Issuer will, within 20 Business Days thereof, make an offer (a “Refund Offer”) to all Holders to purchase the maximum principal amount of Notes that may be purchased out of the Refund at a purchase price in cash equal to 100% of the principal amount, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes repurchased to the date of purchase (the “Refund Offer Settlement Date”), subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

(b) Any Refund Offer shall remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the “Refund Offer Period”). No later than five Business Days after the termination of the Refund Offer Period, the Issuer shall apply the Refund to the purchase of the Notes or, if less than the Refund Offer Amount has been validly tendered (and not validly withdrawn), all Notes validly tendered (and not validly withdrawn) in response to the Refund Offer.

(c) Upon the commencement of a Refund Offer, the Issuer shall send, by first class mail, a notice to each of the Holders, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Refund Offer. The Refund Offer shall be made to all Holders. The notice, which shall govern the terms of the Refund Offer, shall state:

(i) that a Refund has been received, that a Refund Offer is being made pursuant to this Section 4.19 and the length of time the Refund Offer will remain open, including the time and date the Refund Offer will terminate (the “Refund Offer Termination Date”);

(ii) the amount of the Refund, the purchase price and the Refund Offer Settlement Date;

(iii) that any Note not properly tendered or accepted for payments will continue to accrue interest;

(iv) that, unless the Issuer defaults in the making such payment, any Note accepted for payment pursuant to the Refund Offer shall cease to accrue interest on and after the Refund Offer Settlement Date;

(v) that Holders electing to have any Notes purchased pursuant to a Refund Offer will be required to surrender the Note, properly endorsed for transfer, together with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes completed and such customary documents as the Issuer may reasonably request, to the Paying Agent at the address specified in the notice, before the Refund Offer Termination Date;

(vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, prior to the Refund Offer Termination Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase, and a statement that such Holder is withdrawing its election to have such Note purchased;

(vii) that, if the aggregate principal amount of Notes surrendered by Holders exceeds the amount of the Refund, the Trustee shall select the Notes to be purchased on a pro rata basis, by lot to the extent practicable or, in the case of Global Notes, by such other method in accordance with the applicable procedures of the Depositary (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $200,000 and integral multiples of $1,000 in excess thereof will be outstanding after such purchase); and

(viii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered.

(d) If any amount of a Refund remains after consummation of a Refund Offer, the Parent and the Restricted Subsidiaries may use such amounts for any purpose not otherwise prohibited by this Indenture and the Collateral Agreements. If the aggregate principal amount of Notes tendered in such Refund Offer exceeds the amount of the Refund, the Trustee will select the Notes for purchase on a pro rata basis, by lot to the extent practicable or by such other method in accordance with the applicable procedures of the Depositary (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $200,000 and integral multiples of $1,000 in excess thereof will be outstanding after such repurchase).

(e) On or before the Refund Offer Settlement Date, the Issuer shall, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered and not withdrawn pursuant to the Refund Offer; and

(2) deposit with the Paying Agent an amount equal to the purchase price in respect of all Notes or portions Notes properly tendered and not withdrawn.

(f) The Paying Agent shall mail to each Holder of Notes properly tendered and not withdrawn an amount equal to the purchase price for such Notes (or, if all the Notes are then in global form, make such payment through the facilities of the Depository) and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Issuer will publicly announce the results of the Refund Offer on or as soon as practicable after the Refund Offer Settlement Date.

(g) The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those requirements, laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Refund Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.19, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.19 by virtue of such compliance.

Section 4.20 Rights to Earnings from the Drilling Unit

(a) The Parent will not, and will not permit any of its Subsidiaries (other than the Issuer or any Issuer Subsidiary Guarantor) to, be or become party to the Drilling Contract (including as a charterer of the Drilling Unit) or otherwise hold the right to directly receive any Earnings or any other Related Assets; provided, that a Local Content Subsidiary may be a party to a Drilling Contract or otherwise hold the right to receive Earnings or to any Related Assets to the extent required by any law or regulation of any applicable jurisdiction, so long as such Local Content Subsidiary does not receive more than 20% of the Earnings or such Related Assets. The Issuer shall, or shall cause an Issuer Subsidiary Guarantor to, at all times maintain the Earnings Account, and the Earnings Account shall at all times be in the name of the Issuer or an Issuer Subsidiary Guarantor.

(b) The Parent and the Issuer will at all times cause all such Earnings from the Drilling Contracts to be deposited into or forwarded to the Earnings Account.

Section 4.21 Ownership and Transfer of the Drilling Unit

Notwithstanding anything to the contrary contained herein, the Parent will not, and will not permit any of its Subsidiaries (other than the Issuer or any Issuer Subsidiary Guarantor) to, own the Drilling Unit or any right in or to the Drilling Unit. In addition, the Issuer will not, and will not permit any Issuer Subsidiary Guarantor to, sell, transfer, lease, charter, convey or otherwise dispose of the Drilling Unit or any right in or to the Drilling Unit, other than

(a) pursuant to a Drilling Contract (provided that, prior to payment of the Notes in full, title to the Drilling Unit does not pass to the counterparty to such Drilling Contract and the Lien securing the Notes Obligations on the Drilling Unit will not be released in connection therewith), or (b) to the Issuer or any Issuer Subsidiary Guarantor.

Section 4.22 Payment of Additional Amounts

(a) All payments made by or on behalf of the Issuer or any Guarantor under or with respect to the Notes or the Note Guarantees will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge of whatever nature (including penalties, additions to tax, interest and other liabilities related thereto) (hereinafter “Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of the government of the British Virgin Islands, Luxembourg or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which the Issuer or any Guarantor (including any successor entity) is organized, incorporated, engaged in business or is otherwise resident or treated as resident for tax purposes, or any jurisdiction from or through which payment is made (including, without limitation, the jurisdiction of each Paying Agent) (each a “Specified Tax Jurisdiction” and such Taxes, “Indemnified Taxes”), will at any time be required to be made from any payments made under or with respect to the Notes or the Note Guarantees, the Issuer, the relevant Guarantor or other payor, as applicable, will pay such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received in respect of such payments by each Holder after such withholding or deduction (including any withholding or deduction from Additional Amounts) will not be less than the amount such holder would have received if such Indemnified Taxes had not been withheld or deducted; provided, however, that Indemnified Taxes do not include:

(1) any Taxes to the extent such Taxes would not have been so imposed but for the Holder or beneficial owner of the Notes having any present or former connection with the Specified Tax Jurisdiction (other than the mere acquisition, ownership, holding, enforcement, exercise of rights or receipt of payment in respect of the Notes or the Note Guarantees);

(2) any estate, inheritance, gift, sales, excise, transfer, personal property Tax or similar Taxes;

(3) any Taxes to the extent such Taxes are imposed as a result of the failure of the Holder or beneficial owner of the Notes to complete, execute and deliver to the Issuer or the relevant Guarantor, as applicable, any form or document that such Holder or beneficial owner is legally entitled to complete, execute, and deliver, that may be required by law or by reason of administration of such law and that is reasonably requested in writing to be delivered to the Issuer or the relevant Guarantor in order to enable the Issuer or the relevant Guarantor to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document will be delivered within 60 days of a written request therefor by the Issuer or the relevant Guarantor;

(4) any Taxes to the extent such Taxes would not have been so imposed but for the beneficiary of the payment having presented a Note for payment (in cases in which presentation is required) more than 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(5) any Taxes imposed on or with respect to any payment by the Issuer or any Guarantor to the Holder if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such Note;

(6) any Taxes to the extent such Taxes are required to be deducted or withheld on a payment pursuant to (a) European Council Directive 2003/48/EC (as amended or replaced from time to time) or (b) any directive implementing the conclusion of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income, or (c) the bilateral agreements concluded between the European Union member States and several third countries or dependent or associated territories of the European Union pursuant to Article 17.2 of the European Council Directive 2003/48/EC (as amended or replaced from time to time), or (d) any law implementing, or introduced in order to conform to, such directive or (e) the Luxembourg law of 23 December 2005 in the taxation of interest income received by individuals resident in Luxembourg (so called “Relibi Law”);

(7) any Taxes to the extent such Taxes are imposed on a Note presented for payment by or on behalf of a Holder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Note to another Paying Agent in a member state of the European Union;

(8) any Taxes to the extent such Taxes are payable other than by deduction or withholding at source; or

(9) any combination of items (1) through (8) above.

(b) If the Issuer or any Guarantor, as applicable, becomes obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes or the Note Guarantees, the Issuer or the relevant Guarantor, as applicable, will deliver to the Trustee and Paying Agent at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Issuer or the relevant Guarantor, as applicable, will notify the Trustee and Paying Agent promptly thereafter but in no event later than five Business Days prior to the date of payment) an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable. The Officers’ Certificate must also set forth any other information necessary to enable the Paying Agent to pay Additional Amounts to Holders on the relevant payment date. The Trustee and

Paying Agent will be entitled to rely solely on such Officers’ Certificate as conclusive proof that such payments are necessary. The Issuer or the relevant Guarantor, as applicable, will provide the Trustee and Paying Agent with documentation reasonably satisfactory to the Trustee and Paying Agent evidencing the payment of Additional Amounts.

(c) The Issuer or the relevant Guarantor or applicable withholding agent, as applicable, will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant governmental authority on a timely basis in accordance with applicable law. As soon as practicable, the Issuer or the relevant Guarantor or applicable withholding agent, as applicable, will provide the Trustee and Paying Agent with an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustee and Paying Agent evidencing the payment of the Taxes so withheld or deducted. Upon request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustee and Paying Agent to the Holders.

(d) Whenever in this Indenture or the Notes there is referenced, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or any other amount payable under, or with respect to, the Notes or the Note Guarantees, such reference will be deemed to include payment of Additional Amounts as described in this Section 4.22 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. For the avoidance of doubt, with respect to Notes represented by a Global Note, a Holder with respect to Additional Amounts and the related provisions of this Indenture shall be deemed to include a Holder representing the interests of a beneficial owner of the Notes or acting on behalf of a beneficial owner of the Notes.

(e) The Issuer or the relevant Guarantor, as applicable, will indemnify a Holder within 10 Business Days after written demand therefor, for the full amount of any Indemnified Taxes that were paid by such Holder to a governmental authority of a Specified Tax Jurisdiction and that were imposed on or with respect to any payment made under or with respect to the Notes or the Note Guarantees (including any Additional Amounts) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to the Issuer or the relevant Guarantor by a Holder will be conclusive absent manifest error.

(f) The Issuer or the relevant Guarantor, as applicable, will pay any present or future stamp, issue, registration, value added, court or documentary taxes or any other excise or property taxes, charges or similar levies (including penalties, additional amounts, interest and any other liabilities and reasonable expenses related thereto) that arise in any Specified Tax Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Note Guarantees, this Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes or the Note Guarantees, and the Issuer or the relevant Guarantor, as applicable, will indemnify the Holders for any such taxes, charges, levies, penalties, amounts, interest, liabilities and expenses paid by such Holders.

(g) The obligations of the Issuer and the Guarantors under this Section 4.22 will survive any termination, defeasance or discharge of this Indenture and any transfer by a Holder of its Notes, and will apply mutatis mutandis to any jurisdiction in which any successor person to the Issuer or any Guarantor is organized, incorporated, engaged in business or is otherwise resident or treated as resident for tax purposes or any jurisdiction from or through which payment is made or any political subdivision or authority or agency thereof or therein.

Section 4.23 Suspended Covenants.

From and after the first day (the “Suspension Date”) on which (1) the Notes have an Investment Grade Rating and (2) no Default or Event of Default has occurred and is continuing under this Indenture, the Parent and its Restricted Subsidiaries will not be subject to the provisions of Sections 4.07, 4.08, 4.09, 4.10 and 4.11 of this Indenture (collectively, the “Suspended Covenants”).

If at any date subsequent to the Suspension Date (each such date, a “Reversion Date”) Moody’s or S&P withdraws its ratings or downgrades the ratings assigned to the Notes so that the Notes do not have an Investment Grade Rating, or an Event of Default (other than with respect to the Suspended Covenants) occurs and is continuing, then the Parent and the Restricted Subsidiaries will, on and after the Reversion Date, be subject to the Suspended Covenants.

The period of time between the Suspension Date and the Reversion Date is referred to herein as the “Suspension Period.” During the Suspension Period, the Board of Directors of the Parent may not designate any of the Restricted Subsidiaries as Unrestricted Subsidiaries pursuant to Section 4.17. Notwithstanding that the Suspended Covenants may be reinstated, no Default, Event of Default or breach of any kind under this Indenture or the Notes will be deemed to have occurred as a result of a failure of the Parent and the Restricted Subsidiaries to comply with a Suspended Covenant during the Suspension Period.

Calculations made on and after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.07 will be made as if Section 4.07 had been in effect at all times since the Issue Date, including during the Suspension Period, except that no Default or Event of Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. On the Reversion Date, all Indebtedness Incurred during the continuance of the Suspension Period will be classified as having been incurred pursuant to clause (3)(ii) of Section 4.09(b).

The Issuer will provide the Trustee with prompt written notice upon the commencement of a Suspension Period and of the occurrence of a Reversion Date.

Section 4.24 Additional Collateral Agreements.

(a) Within 10 Relevant Business Days after the Delivery Date, the Issuer shall, or shall cause the applicable Issuer Subsidiary Guarantor to, (a) execute and deliver to the Trustee or the Collateral Agent, as applicable, the Additional Collateral Agreements, whereby the Issuer or such Issuer Subsidiary Guarantor, as applicable, shall (i) grant a first-priority security interest (subject to Permitted Collateral Liens) to the Trustee, for the benefit of the Secured Parties, in the Drilling Unit and (ii) assign to the Collateral Agent, for the benefit of the Secured Parties, all Earnings derived from the Drilling Unit and its operations and all proceeds of hull and machinery and loss of hire insurance payable to the Issuer or any such Issuer Subsidiary

Guarantor in respect of the Drilling Unit and its operations (the Drilling Unit, the Earnings derived therefrom and such insurance proceeds, collectively, the “After-Acquired Collateral”) (as well as such other assets that constitute Collateral under the Additional Collateral Agreements), (b) execute and deliver such other Collateral Agreements as may be necessary or advisable in order to create and perfect security interests in such After-Acquired Collateral (as well as such other assets that constitute Collateral under the Additional Collateral Agreements) in favor of the Trustee or the Collateral Agent, as applicable, for the benefit of the Secured Parties, (c) cause its special Liberian counsel to execute and deliver to the Trustee a legal opinion substantially in the form of Exhibit F attached hereto, and (d) take or cause to be taken such other actions (including delivering properly completed Uniform Commercial Code financing statements) as may be necessary or advisable to vest in the Trustee or the Collateral Agent, as applicable, for the benefit of the Secured Parties, a first-priority perfected security interest (subject to Permitted Collateral Liens) in such After-Acquired Collateral and to have such After-Acquired Collateral added to the Collateral, and thereupon all provisions of this Indenture relating to the Collateral shall be deemed to relate to such After-Acquired Collateral to the same extent and with the same force and effect. For the avoidance of doubt, the Issuer and the Issuer Subsidiary Guarantors, as applicable, shall not be required to grant a security interest in, and the Collateral shall not include, any Excluded Property.

(b) If the Issuer fails to execute and deliver, or to cause the applicable Issuer Subsidiary Guarantor to execute and deliver, the Additional Collateral Agreements to the Trustee or the Collateral Agent, as applicable, by December 31, 2013, then until such time as the Additional Collateral Agreements are so executed and delivered in accordance with the provisions of this Section 4.24, interest on the Notes will accrue at a rate that is 2% higher than the then-applicable interest rate on the Notes. All references in this Indenture and the Notes to “interest” shall be deemed to include any such additional interest to the extent it is then required to be paid.

Section 4.25 Insurance.

The Parent and the Issuer shall, at all times from and after the Delivery Date:

(a) insure and keep the Drilling Unit insured or cause or procure the Drilling Unit to be insured and to be kept insured at no expense to the Trustee or the Collateral Agent in regard to (collectively, the “Insurances”):

(i)	hull and machinery (including increased value insurance);

(ii)	war risks;

(iii)	protection and indemnity risks (including vessel pollution risks);

(iv)	Mortgagee’s interest risks (including additional perils pollution);

(v)	loss of hire; and

(vi)	such other insurances as a prudent owner of similar vessels of the same age and type would obtain or would legally be required to obtain when operating in the same trade and geographic area as the Drilling Unit, as well as any insurances required to meet the requirements of the jurisdiction where the Drilling Unit is employed;

provided that the Parent and the Issuer shall not be required to procure or maintain any insurance otherwise required to be procured or maintained under this clause (a), if such insurance is not commercially available in the commercial insurance market.

(b) effect the Insurances or cause or procure the same to be effected:

(i)	in such amounts and upon such terms and with such deductibles as shipowners engaged in the same or similar business and similarly situated would deem commercially prudent under the circumstances; and

(ii)	with such insurance companies, underwriters and protection and indemnity association or club of recognized standing having a rating of not less than B + 1X from A.M. Best Company Inc. or the equivalent rating from S&P or Moody’s (hereinafter called the “Insurers”);

(c) renew or replace all such Insurances or cause or procure the same to be renewed or replaced before the relevant policies or contracts expire and to procure that the Insurers shall promptly confirm in writing to the Trustee, upon its request, as and when each such renewal or replacement is effected;

(d) duly and punctually pay, or cause duly and punctually to be paid, all premiums, calls, contributions or other sums payable in respect of all such Insurances, to produce or to cause to be produced all relevant receipts when so required by the Trustee and duly and punctually to perform and observe or to cause duly and punctually to be performed and observed any other obligations and conditions under all such Insurances;

(e) procure that all policies, binders, cover notes or other instruments of the Insurances referred to in clauses (i), (ii) and (v) of clause (a) above shall be taken out in the name of the Parent or the Issuer or any Issuer Subsidiary Guarantor or a Restricted Subsidiary, with the Trustee and the Collateral Agent as an additional insured (without liability for premiums), as their respective interests may appear, and shall incorporate a loss payable clause naming the Collateral Agent as loss payee prepared in compliance with the terms of the Insurances Assignment;

(f) procure that, upon request of the Trustee, originals or copies of all such instruments of Insurances shall be from time to time delivered to the Trustee after receipt by the Parent or the Issuer thereof;

(g) not employ the Drilling Unit or suffer the Drilling Unit to be employed otherwise than in conformity with the terms of all policies, bindings, cover notes or other instruments of the Insurances (including any warranties express or implied therein) without first obtaining the written consent of the Insurers to such employment (if required by such Insurers) and complying with such requirements as to extra premiums or otherwise as the Insurers may prescribe;

(h) cause any proceeds in respect of the Insurances referred to in paragraph (a) above (except clauses (iii), (iv) and, as applicable, (vi) of such paragraph) to be paid to the Issuer or any Issuer Subsidiary Guarantor that then owns the Drilling Unit (subject to provisions as to named insureds, additional insureds and loss payees in favor of the Trustee and/or the Collateral Agent as required by this Section 4.25);

(i) upon the request of the Trustee, do all things necessary, proper and desirable, and execute and deliver all documents and instruments, to enable the Trustee and/or the Collateral Agent, as applicable, to collect or recover any moneys to become due in respect of the Insurances.

Section 4.26 Further Assurances.

The Issuer shall, and the Parent or the Issuer, as applicable, shall cause each other Collateral Grantor to, at the Issuer’s sole cost and expense:

(a) at the request of the Collateral Agent, acting at the direction of the Trustee, execute and deliver all such agreements and instruments and take all further action as may be reasonably necessary or desirable (i) to describe more fully or accurately the property intended to be Collateral or the obligations intended to be secured by any Collateral Agreement and/or (ii) to continue and maintain the Collateral Agent’s first-priority perfected security interest in the Collateral (subject to Permitted Collateral Liens); and

(b) at the request of the Collateral Agent, acting at the direction of the Trustee, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Collateral Agreements.

Section 4.27 Limitation on Certain Agreements; Limitation on Amendments to the Samsung Construction Contract.

(a) The Issuer shall not, and neither the Parent nor the Issuer, as applicable, shall permit any other Collateral Grantor to, enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than (i) the Notes or (ii) otherwise as may be permitted or required by this Indenture and the Collateral Agreements, including with respect to any Permitted Collateral Liens; provided that any such agreement may be entered into to the extent that they permit such proceeds to be applied to the Notes prior to or instead of such other Indebtedness.

(b) The Issuer shall not, and neither the Parent nor the Issuer, as applicable, shall permit any other Collateral Grantor to, (1) prior to December 31, 2013, enter into any amendment, supplement or modification to, or other agreement in respect of, the Samsung Construction Contract to the extent that any such amendment, supplement or modification or other agreement would have the effect of extending the Delivery Date beyond December 31, 2013 or (b) on or after December 31, 2013, enter into any amendment, supplement or modification to, or other agreement in respect of, the Samsung Construction Contract at any time when there is a default in payment of interest on the Notes.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger, Consolidation, or Sale of Assets.

(a) The Parent will not, directly or indirectly: (A) amalgamate, consolidate or merge with or into another Person (whether or not the Parent is the Person formed by or surviving any such amalgamation, consolidation or merger); or (B) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Parent and the Restricted Subsidiaries, taken as a whole, in each case, in one transaction or a series of related transactions, including by way of liquidation or dissolution, to another Person, unless:

(1) either (x) the Parent will be the surviving or continuing Person or (y) the Person formed by or surviving any such amalgamation, consolidation or merger or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of a Permitted Jurisdiction (the Parent or such Person, as the case may be, being herein called the “Successor Parent”);

(2) the Successor Parent (if other than the Parent) assumes all the obligations of the Parent under the Note Guarantees and the other Obligations under this Indenture and the Collateral Agreements, and agrees to be bound by all the provisions of this Indenture pursuant to a supplemental indenture or an amendment thereto, as applicable, in form and substance reasonably satisfactory to the Trustee;

(3) immediately before and after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(4) except with respect to a transaction solely between or among the Parent and any of the Restricted Subsidiaries, immediately after giving pro forma effect to such transaction, any related financing transactions and the use of proceeds therefrom and treating any Indebtedness that becomes an obligation of the Parent or any of the Restricted Subsidiaries as a result of such transaction as having been Incurred by the Parent or such Restricted Subsidiary, as the case may be, at the time of the transaction, either (i) the Parent or the Successor Parent (if other than the Parent) would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in Section 4.09(a) or (ii) the Parent or the Successor Parent (if other than the Parent) would have a Consolidated Interest Coverage Ratio for the applicable four quarter period not lower than such ratio prior to giving effect to such transaction;

(5) in the event that the Successor Parent is organized in a jurisdiction that is different from the jurisdiction in which Parent was organized immediately before giving effect to such transaction, the Successor Parent has delivered to the Trustee an Opinion of Counsel satisfactory to the Trustee stating that the obligations of the Successor Parent under this Indenture are enforceable under the laws of such Permitted Jurisdiction, subject to customary exceptions; and

(6) the Parent or Successor Parent delivers to the Trustee an Officers’ Certificate and Opinion of Counsel, in each case, stating that such amalgamation, consolidation, merger or transfer and such supplemental indenture and each such amendment comply with this Section 5.01(a).

(b) The Issuer will not, directly or indirectly: (A) amalgamate, consolidate or merge with or into another Person (whether or not the Issuer is the Person formed by or surviving any such amalgamation, consolidation or merger); or (B) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and the Restricted Subsidiaries of the Issuer, taken as a whole, in each case, in one transaction or a series of related transactions, including by way of liquidation or dissolution, to another Person other than a Guarantor, unless:

(1) either (x) the Issuer will be the surviving or continuing Person or (y) the Person formed by or surviving any such amalgamation, consolidation or merger or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of a Permitted Jurisdiction (the Issuer or such Person, as the case may be, being herein called the “Successor Issuer”);

(2) the Successor Issuer (if other than the Issuer) expressly assumes all the obligations of the Issuer under the Notes and the other Obligations under this Indenture and the Collateral Agreements, and agrees to be bound by all the provisions of this Indenture and the Collateral Agreements that are applicable to the Issuer, pursuant to a supplemental indenture or an amendment thereto, as applicable, in form and substance reasonably satisfactory to the Trustee; provided that, if such Person is a limited liability company or a limited partnership, then the Issuer or such Person shall have the Notes assumed or issued, on a joint and several basis, with a corporation in which it owns 100% of the Equity Interests;

(3) immediately before and after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(4) in the event that the Successor Issuer is organized in a jurisdiction that is different from the jurisdiction in which the Issuer was organized immediately before giving effect to such transaction, the Successor Issuer has delivered to the Trustee an Opinion of Counsel satisfactory to the Trustee stating that the obligations of the Successor Issuer under this Indenture, the Notes and the Collateral Agreements are enforceable under the laws such Permitted Jurisdiction, subject to customary exceptions;

(5) the Issuer or Successor Issuer delivers to the Trustee an Officers’ Certificate and Opinion of Counsel, in each case, stating that such amalgamation, consolidation, merger or transfer and such supplemental indenture and each such amendment comply with this Section 5.01(b);

(6) the Successor Issuer causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Collateral Agreements on any Collateral owned by or transferred to the Successor Issuer; and

(7) any Collateral owned by or transferred to the Successor Issuer shall (i) continue to constitute Collateral under this Indenture and the Collateral Agreements, (ii) be subject to the Liens under the Collateral Agreements in favor of the Collateral Agent for the benefit of the Holders and (iii) not be subject to any Lien other than Permitted Collateral Liens.

For purposes of the foregoing, entry by the Issuer or any Subsidiary of the Issuer into a Drilling Contract will be deemed not to constitute a sale, assignment, transfer, conveyance or other disposition subject to this Section 5.01(b).

(c) No Guarantor (other than the Parent) will, directly or indirectly, amalgamate, consolidate or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Issuer or another Guarantor, unless:

(1) immediately after giving effect to such transaction or series of related transactions, no Default or Event of Default exists;

(2) either:

(i) (x) such Guarantor is the surviving Person or (y) the Person formed by or surviving any such consolidation or merger is a Person organized or existing under the laws of a Permitted Jurisdiction (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”) and the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under this Indenture and its Note Guarantee and any Collateral Agreements pursuant to a supplemental indenture, amendment or other documents or instruments in form and substance reasonably satisfactory to the Trustee; or

(ii) such consolidation or merger does not violate the provisions of Section 4.10;

(3) in the event that the Successor Guarantor is organized in a jurisdiction that is different from the jurisdiction in which such Guarantor was organized immediately before giving effect to such transaction, the Successor Guarantor has delivered to the Trustee an Opinion of Counsel satisfactory to the Trustee stating that the obligations of the Successor Issuer under this Indenture, the Notes and the Collateral Agreements are enforceable under the laws such Permitted Jurisdiction, subject to customary exceptions;

(4) the Issuer delivers to the Trustee an Officers’ Certificate and Opinion of Counsel, each stating that such merger or consolidation and such supplemental indenture and each such amendment comply with this Section 5.01(c);

(5) if applicable, the Successor Guarantor causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Collateral Agreements on any Collateral owned by or transferred to the Successor Guarantor; and

(6) any Collateral owned by or transferred to the Successor Guarantor shall (i) continue to constitute Collateral under this Indenture and the Collateral Agreements, (ii) be subject to the Lien in favor of the Collateral Agent for the benefit of the Holders and (iii) not be subject to any Lien other than Permitted Collateral Liens.

Section 5.02 Successor Substituted.

Upon any amalgamation, consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Parent or the Issuer in accordance with Section 5.01 in which the Parent or the Issuer, as the case may be, is not the surviving entity, the Successor Parent or the Successor Issuer, as the case may be, shall succeed to, and be substituted for (so that from and after the date of such amalgamation, consolidation or merger, sale, assignment, transfer, conveyance or other disposition, the provisions of this Indenture referring to the “Parent” shall refer instead to the Successor Parent and not to the Parent and the provisions of this Indenture referring to the “Issuer” shall refer instead to the Successor Issuer and not to the Issuer), and may exercise every right and power of, the Parent or the Issuer, as the case may be, under this Indenture with the same effect as if the Successor Parent or the Successor Issuer, as the case may be, had been named as the Parent or the Issuer, as the case may be, in this Indenture, and thereafter, the Parent or the Issuer, as the case may be, will be relieved of all obligations and covenants under this Indenture, the Notes and the Collateral Agreements.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

Each of the following is an “Event of Default”:

(a) default in any payment of interest or any Additional Amounts with respect to the Notes when due, which default continues for 30 days;

(b) default in the payment when due (at maturity, upon optional redemption, upon declaration of acceleration or otherwise) of the principal of, or premium, if any, on, the Notes or failure by the Issuer to redeem or repurchase the Notes when required pursuant to this Indenture or the Notes;

(c) failure by the Parent, the Issuer or any Guarantor to comply with Section 5.01;

(d) (1) except with respect to Section 4.03, failure by the Parent or any of the Restricted Subsidiaries for 60 days after notice to the Issuer by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any covenant or agreement (other than a default referred to in clauses (a), (b) and (c) above) contained in this Indenture, the Collateral Agreements or the Notes, or (2) failure by the Parent and the Issuer for 120 days after notice to the Issuer by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with Section 4.03;

(e) a default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Parent or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Parent or any of the Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if that default:

(1) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(2) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in either case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more; provided, however, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 60 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(f) failure by the Parent or any of the Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(g) (1) the Collateral Agreements shall for any reason cease to create a valid and perfected first-priority Lien (subject to Permitted Collateral Liens) on any portion of the Collateral having a Fair Market Value in excess of $15.0 million (in each case, other than in accordance with the terms of this Indenture or the terms of the Collateral Agreements) or (2) the Parent or any Restricted Subsidiary asserts in writing that any Lien created under the Collateral Agreements is invalid or unenforceable;

(h) except as permitted by this Indenture or any Note Guarantee, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person duly acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(i) the Parent, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, pursuant to or within the meaning of Bankruptcy Law:

(1) commences a voluntary case,

(2) consents in writing to the entry of an order for relief against it in an involuntary case,

(3) consents in writing to the appointment of a Custodian of it or for all or substantially all of its property,

(4) makes a general assignment for the benefit of its creditors, or

(5) admits in writing it generally is not paying its debts as they become due; or

(j) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1) is for relief against the Parent, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, in an involuntary case;

(2) appoints a Custodian (x) of the Parent, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, or (y) for all or substantially all of the property of the Parent, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

(3) orders the liquidation of the Parent, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days.

Section 6.02 Acceleration.

If any Event of Default occurs and is continuing, the Trustee, by notice to the Issuer, or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes, by notice to the Issuer and the Trustee, may (and the Trustee will, if directed by the Holders of at least 25% in aggregate principal amount of the then outstanding Notes) declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes shall become due and payable immediately, together with all accrued and unpaid interest, Additional Amounts, if any, and premium, if any, thereon. Notwithstanding the preceding, if an Event of Default specified in clause (i) or (j) of Section 6.01 occurs with respect to the Issuer or any Guarantor, all outstanding Notes shall become due and payable immediately without further action or notice, together with all accrued and unpaid interest, Additional Amounts, if any, and premium, if any, thereon.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all of the Notes, rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except with respect to nonpayment of principal, interest, premium or Additional Amounts, if any, that have become due solely because of the acceleration) have been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereon.

Section 6.03 Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of and interest, premium, if any, and Additional Amounts, if any, on, the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all of the Notes, waive any existing Default or Event of Default and its consequences under this Indenture except a continuing Default or Event of Default in the payment of principal of, premium, if any, interest, if any, or Additional Amounts, if any, on, the Notes (other than a payment Default or payment Event of Default that resulted from an acceleration that has been rescinded). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

The Holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee in any financial or personal liability. In case an Event of Default has occurred and is continuing, prior to taking any action hereunder, the Trustee shall be entitled to satisfactory indemnification or security (or both) against all loss, liability and expenses caused by the taking or not taking of such action.

Section 6.06 Limitation on Suits.

Except to enforce the rights to receive payment of principal, premium, if any, or interest or Additional Amounts, if any, when due, pursuant to Section 6.07, no Holder may pursue any remedy with respect to this Indenture or the Notes unless:

(a) such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(b) Holders of at least 25% in aggregate principal amount of the then outstanding Notes have made a written request to the Trustee to pursue the remedy;

(c) such Holders have offered the Trustee, and the Trustee has received (if requested), security or indemnity (or both) satisfactory to it against any loss, liability or expense;

(d) the Trustee has not complied with such request within 60 days after its receipt of the request and the offer of security or indemnity (or both) satisfactory to it; and

(e) Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

Section 6.07 Rights of Holders of Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the rights of any Holder to receive payment of principal of, premium, if any, interest, if any, or Additional Amounts, if any, on, the Notes, on or after the respective due dates expressed in the Notes (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08 Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuer and the Guarantors for the whole amount of principal of, interest, premium, if any, and Additional Amounts, if any, remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and Additional Amounts, if any, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09 Trustee is Authorized to File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Issuer (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims, and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Priorities.

If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

(a) First: to the Trustee and the Collateral Agent, and their respective agents and attorneys for amounts due under Section 7.06, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee or the Collateral Agent and costs and expenses of collection incurred by the Trustee or the Collateral Agent;

(b) Second: to the Holders for amounts due and unpaid on the Notes for principal, premium, if any, interest, if any, and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, interest, if any, and Additional Amounts, if any, respectively; and

(c) Third: to the Issuer or to such other Person as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by Holders of more than 10% in principal amount of the then outstanding Notes.

Section 6.12 The Collateral Agent.

Whenever in the exercise of any remedy available to the Trustee or the exercise of any trust or power conferred on it with respect to the Notes, the Trustee, may also direct the Collateral Agent in the exercise of any of the rights and remedies available to the Collateral Agent pursuant to the Collateral Agreements, and the Collateral Agent shall (subject to Section 11.06) comply with any such direction.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(i) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law. All money received by the Trustee shall, until applied as herein provided, be held in trust for the payment of the principal of, premium, if any, interest, if any, and Additional Amounts, if any, on the Notes.

(f) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability.

(g) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its rights to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder and in its capacity as Trustee under any other agreement executed in connection with this Indenture to which the Trustee is a party.

Section 7.02 Rights of Trustee.

(a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel. The Trustee may consult with counsel of its own selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed by it with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture; provided that the Trustee’s conduct does not constitute willful misconduct or gross negligence.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Parent or the Issuer shall be sufficient if signed by an Officer of the Parent or the Issuer, respectively.

(f) If an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any Holders unless such Holders have offered to the Trustee, and the Trustee has received, indemnity or security (or both) satisfactory to it against any loss, liability or expense that might be incurred by it in compliance with such request or direction.

(g) The Trustee shall not be deemed to have knowledge of any Default or Event of Default except: (1) any Event of Default occurring pursuant to Section 6.01(a) or 6.01(b); or (2) any Default or Event of Default of which a Responsible Officer of the Trustee shall have received written notification or obtained actual knowledge.

(h) The permissive rights of the Trustee to act hereunder shall not be construed as a duty.

(i) In no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(j) The Trustee may request that the Issuer deliver an Officers’ Certificate setting forth the names of individuals and titles of officers authorized at such times to take specified actions pursuant to this Indenture.

Section 7.03 Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer, any Guarantor or any of their Affiliates with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act of 1939, amended), it must eliminate that conflict within 90 days or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Section 7.09.

Section 7.04 Trustee’s Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Notes or any other Note Document, it shall not be accountable for the Issuer’s use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer’s or the Parent’s direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if, in accordance with Section 7.02(g), the Trustee has knowledge thereof, the Trustee shall mail to the Holders a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, or interest, premium, or Additional Amounts, if any, on, any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders.

Section 7.06 Compensation and Indemnity.

The Issuer shall pay to the Trustee from time to time such reasonable compensation as the Issuer and the Trustee may agree in writing for the Trustee’s acceptance of this Indenture and services hereunder. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

The Issuer and the Guarantors shall indemnify the Trustee, jointly and severally, against any and all losses, liabilities, damages, claims or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses (including, without limitation, fees and expenses of counsel) of enforcing this Indenture against the Issuer and the Guarantors (including this Section 7.06) and defending itself against any claim (whether asserted by the Issuer, any Guarantor or any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability, damage, claim or expense may be attributable to its gross negligence, bad faith or willful misconduct. The Trustee shall notify the Issuer and the Guarantors promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuer and the Guarantors shall not relieve the Issuer or the Guarantors of their obligations hereunder. The Issuer and the Guarantors shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Issuer and the Guarantors shall pay the reasonable fees and expenses of such counsel. Neither the Issuer nor any Guarantor need pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

The obligations of the Issuer and the Guarantors under this Section 7.06 shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee.

To secure the Issuer’s and the Guarantors’ payment obligations in this Section 7.06, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal, premium, if any, and interest or Additional Amounts, if any, on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(i) or 6.01(j) occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

The immunities, protections and exculpations available to the Trustee under this Indenture shall also be available to each Agent, and the Issuer’s and each Guarantor’s obligations under this Section 7.06 to compensate and indemnify the Trustee shall extend likewise to each Agent.

Section 7.07 Replacement of Trustee.

A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.07.

The Trustee may resign in writing upon thirty (30) days notice at any time and be discharged from the trust hereby created by so notifying the Issuer. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing and may appoint a successor trustee with the consent of the Issuer. The Issuer may remove the Trustee if:

(a) the Trustee fails to comply with Section 7.09;

(b) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(c) a receiver, Custodian or public officer takes charge of the Trustee or its property; or

(d) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer or the Holders of at least 10% of the aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction, at the expense of the Issuer, for the appointment of a successor Trustee.

If the Trustee, after written request by any Holder of a Note who has been a Holder of a Note for at least six months, fails to comply with Section 7.09, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to the Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.06. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Issuer’s and the Guarantors’ obligations under Section 7.06 shall continue for the benefit of the retiring Trustee.

Section 7.08 Successor Trustee by Merger, etc.

If the Trustee consolidates with, or merges or converts into, or transfers or sells all or substantially all of its corporate trust business or assets to, another corporation or banking association, the successor corporation or banking association without any further act shall be the successor Trustee. As soon as practicable, the successor Trustee shall mail a notice of its succession to the Issuer and the Holders.

Section 7.09 Eligibility; Disqualification.

There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $100 million as set forth in its most recent published annual report of condition. No obligor upon the Notes shall serve as a Trustee.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Issuer may, at any time, elect to have either Section 8.02 or 8.03 be applied with respect to all outstanding Notes and all obligations of the Guarantors upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge.

Upon the Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.02, subject to the satisfaction of the conditions set forth in Section 8.04, the Issuer shall be deemed to have discharged its obligations with respect to all outstanding Notes and the Collateral Agreements to which it is a party, each Guarantor shall be deemed to have discharged its obligations with respect to its Note Guarantee and the Collateral Agreements to which it is a party and each other Collateral Grantor shall be deemed to have discharged its obligations with respect to the Collateral Agreements to which it is a party, on the date the conditions set forth in

Section 8.04 below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, and each Guarantor shall be deemed to have paid and discharged its Note Guarantee (which in each case shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in clauses (a) and (b) below) and to have satisfied all its other obligations under the Notes or such Note Guarantees and this Indenture, and the Issuer and the other Collateral Grantors shall be deemed to have satisfied all of their obligations under the Collateral Agreements (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(a) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, and premium, interest or Additional Amounts, if any, on, such Notes when such payments are due from the trust referred to in Section 8.04;

(b) the Issuer’s obligations with respect to the Notes under Sections 2.03, 2.04, 2.06, 2.07, 2.10 and 4.02 and the Appendix;

(c) the rights, powers, trusts, duties and immunities of the Trustee and the Agents, and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(d) the Legal Defeasance and Covenant Defeasance provisions of this Article 8.

Subject to compliance with this Article 8, the Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.03 Covenant Defeasance.

Upon the Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, the Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be released from their respective obligations under the covenants contained in Article 4 (other than those in Sections 4.01, 4.02, 4.04, 4.06, 4.14, 4.22 and 4.23) and in clause (4) of Section 5.01(a) and in Article 11 and under all Collateral Agreements to which it is a party on and after the date the conditions set forth in Section 8.04 are satisfied (hereinafter, “Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Note Guarantees, the Issuer and any Guarantor may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, Section 6.01(d)(2) and Sections 6.01(e) through 6.01(h) shall not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a) the Issuer must irrevocably deposit with the Paying Agent, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and premium, if any, and interest and Additional Amounts, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(b) in the case of an election under Section 8.02, the Issuer shall have delivered to the Trustee, the Registrar and the Paying Agent an Opinion of Counsel reasonably acceptable to the Trustee confirming that:

(1) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling; or

(2) since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of an election under Section 8.03, the Issuer shall have delivered to the Trustee, the Registrar and the Paying Agent an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from, or otherwise in connection with, the borrowing of funds to be applied to such deposit pursuant to this Section 8.04 (and any similar concurrent deposit relating to other Indebtedness) or the grant of any Lien securing such borrowing);

(e) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Parent or any of its Restricted Subsidiaries is a party or by which the Issuer or any of its Restricted Subsidiaries is bound;

(f) the Issuer must deliver to the Trustee, the Registrar and the Paying Agent an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over the other creditors of the Issuer or any Guarantor with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer, any Guarantor or others; and

(g) the Issuer shall have delivered to the Trustee, the Registrar and the Paying Agent an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05 Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.06, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.04 or 8.08 in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Parent or any of its Subsidiaries acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, interest, premium, if any, and Additional Amounts, if any, but such money need not be segregated from other funds except to the extent required by law.

The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 or 8.08 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon the written request of the Issuer any money or non-callable Government Securities held by it as provided in Section 8.04 or 8.08 which, in the opinion of a nationally recognized investment banking, appraisal firm or firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance, Covenant Defeasance or Discharge, as the case may be.

Section 8.06 Repayment to the Issuer.

Subject to applicable escheat and abandoned property laws, any money or non-callable Government Securities deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, or interest, premium, if any, or Additional

Amounts, if any, on, any Note and remaining unclaimed for two years after such principal, interest, premium, if any, or Additional Amounts, if any, has become due and payable shall be paid to the Issuer on its written request or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Note shall thereafter be permitted to look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money or non-callable Government Securities, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the written request and expense of the Issuer cause to be published once, in the New York Times or The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

Section 8.07 Reinstatement.

If the Trustee or the Paying Agent is unable to apply any money or non-callable Government Securities in accordance with Section 8.05, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s and the Guarantors’ obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 until such time as the Trustee or the Paying Agent is permitted to apply all such money in accordance with Section 8.05; provided, however, that, if the Issuer or any Guarantor makes any payment of principal of, interest, premium, if any, or Additional Amounts, if any, on, any Note following the reinstatement of its obligations, the Issuer or such Guarantor, as applicable, shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities deposited with or held by the Trustee or the Paying Agent.

Section 8.08 Discharge.

This Indenture, the Note Guarantees and all Collateral Agreements shall be discharged and shall cease to be of further effect as to all Notes issued hereunder (except as to (x) the rights of Holders of outstanding Notes to receive solely from the trust fund described in clause (1)(b) of this Section 8.08, and as more fully set forth in such clause (1)(b), payments in respect of the principal of and interest, premium, if any, and Additional Amounts, if any, on, such Notes when such payments are due, (y) the Issuer’s obligations with respect to such Notes under Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.10 and 4.02 and the Appendix and (z) the rights, powers, trusts, duties and immunities of the Trustee and each Agent hereunder and the Issuer’s obligations in connection therewith), and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to all the Notes, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Paying Agent as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, accrued interest, premium, if any, interest, if any, and Additional Amounts, if any, to the date of fixed maturity or redemption;

(2) in respect of clause (1)(b) of this Section 8.08, the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3) the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture;

(4) the Parent or the Issuer has delivered irrevocable instructions to the Trustee, the Registrar and the Paying Agent to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(5) the Parent has delivered (a) an Officers’ Certificate to the Trustee, the Registrar and the Paying Agent stating that all conditions precedent to satisfaction and discharge of this Indenture (“Discharge”) have been satisfied and (b) an Opinion of Counsel to the Trustee, the Registrar and the Paying Agent stating that all conditions precedent to Discharge have been satisfied.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of Notes.

Notwithstanding the provisions of Section 9.02, without the consent of any Holder, the Issuer, the Guarantors, the Trustee and, if any amendment relates to this Indenture or any Collateral Agreement, the Collateral Agent, may amend or supplement this Indenture, the Notes and the Collateral Agreements in the following circumstances:

(a) to cure any ambiguity, defect or inconsistency;

(b) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(c) to provide for the assumption of the Issuer’s or a Guarantor’s obligations to the Holders in the case of a merger or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets, as applicable;

(d) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Indenture of any such Holder in any material respect;

(e) to conform the text of this Indenture, the Notes or the Collateral Agreements to any provision of the “Description of Notes” in the Offering Memorandum to the extent that such provision in such “Description of Notes” was intended to set forth, verbatim or in substance, a provision of this Indenture, the Notes or the Collateral Agreements, which intent may be evidenced by an Officers’ Certificate to that effect;

(f) to evidence and provide for the acceptance of the appointment under this Indenture and the Collateral Agreements of a successor Trustee or Collateral Agent;

(g) to enter into additional or supplemental Collateral Agreements and to add additional assets as Collateral to secure the Notes and the Note Guarantees;

(h) to release Collateral or any Note Guarantee when permitted or required by this Indenture or the Collateral Agreements;

(i) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes and to add any additional Guarantor;

(j) to provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture;

(k) to enter into any and all Collateral Agreements and the transactions contemplated thereby respecting the registration and mortgaging of the Drilling Unit and to perfect the security interests and Liens granted therein;

(l) to accept and consent to, and to take, any and all steps to perfect a security interest in the Drilling Unit, Drilling Contracts and other Collateral granted pursuant to the Collateral Agreements; or

(m) to comply with requirements of the Trust Indenture Act of 1939, as amended, if applicable, the Irish Stock Exchange or any other securities exchange on which the Notes are listed for trading or quotation.

Upon the request of the Issuer, and upon receipt by the Trustee of the documents described in Section 9.06, the Trustee and the Collateral Agent shall join with the Issuer and the Guarantors in the execution of any amendment or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but neither the Trustee nor the Collateral Agent shall be obligated to enter into any such amendment or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02 With Consent of Holders of Notes.

Except as provided above in Section 9.01 and below in this Section 9.02, the Issuer, the Guarantors, the Trustee and the Collateral Agent may amend or supplement this Indenture, the Notes and the Collateral Agreements by the execution of a supplemental indenture or, in the case of any amendment or supplement to the Collateral Agreements, by the execution of an appropriate amendment or supplement thereto, with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to Sections 6.04 and 6.07, any existing Default or Event of Default or compliance with any provision of this Indenture, the Notes or any Collateral Agreement may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each Holder of an outstanding Note affected thereby, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

(a) reduce the percentage of principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(b) reduce the principal of, or change the fixed maturity of, any Note or alter the provisions with respect to the redemption of the Notes (other than with respect to minimum notice required for redemption or the provisions of Sections 4.10 and 4.15), including any provision relating to the premium payable upon any such purchase or redemption;

(c) reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(d) impair the rights of any Holder of Notes to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(e) waive a Default or Event of Default in the payment of principal of, or premium, if any, interest, if any, or Additional Amounts, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment Default that resulted from such acceleration);

(f) make any Note payable in money other than that stated in the Notes;

(g) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, or premium, if any, interest, if any, or Additional Amounts, if any, on, the Notes;

(h) waive a redemption payment with respect to any Note (other than a payment required by Section 3.08, 3.09, 4.10, 4.15 or 4.19);

(i) release any Guarantor from any of its obligations under its Note Guarantee or this Indenture, except in accordance with the terms of this Indenture; or

(j) make any change in the preceding amendment, supplement and waiver provisions.

In addition, except as otherwise provided in this Indenture and the Collateral Agreements, the consent of Holders of at least two-thirds in aggregate principal amount of the then outstanding Notes will be required to release all or substantially all of the Collateral.

Upon the request of the Issuer and upon the receipt by the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 9.06, the Trustee and/or the Collateral Agent, as applicable, shall join with the Issuer and the Guarantors in the execution of such amendment, supplement or waiver, unless such amendment, supplement or waiver affects the Trustee’s or the Collateral Agent’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee or the Collateral Agent, as the case may be, may in its discretion, but shall not be obligated to, enter into such amendment, supplemental indenture or waiver.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer shall mail to the Holders a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

Section 9.03 Consents in connection with Purchase, Tender or Exchange.

A consent to any amendment, supplement or waiver under this Indenture by any Holder given in connection with a purchase, tender or exchange of such Holder’s Notes shall not be rendered invalid by such purchase, tender or exchange.

Section 9.04 Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of such Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and, except as provided in the second succeeding paragraph, thereafter binds every Holder.

The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver. If a record date is fixed, then notwithstanding the second to last sentence of the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to consent to such amendment, supplement or waiver or revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No consent shall be valid or effective for more than 90 days after such record date except to the extent that the requisite number of consents to the amendment, supplement or waiver have been obtained within such 90-day period or as set forth in the next paragraph of this Section 9.04.

After an amendment, supplement or waiver becomes effective, it shall bind every Holder, unless it makes a change described in any of clauses (a) through (j) of Section 9.02, in which case, the amendment, supplement or waiver shall bind only each Holder of a Note who has consented to it and every subsequent Holder of a Note or portion of a Note that evidences the same indebtedness as the consenting Holder’s Note.

Section 9.05 Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer, in exchange for all Notes, may issue and the Trustee shall authenticate new Notes that reflect the amendment, supplement or waiver. Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06 Trustee and Collateral Agent to Sign Amendments, etc.

The Trustee and the Collateral Agent shall sign any amendment or supplemental indenture or grant any waiver authorized pursuant to this Article 9 if the amendment or supplemental indenture or waiver does not adversely affect their respective rights, duties, liabilities or immunities. If any such amendment, supplemental indenture or waiver does adversely affect the rights, duties, liabilities or immunities of the Trustee and/or the Collateral Agent, the Trustee and/or the Collateral Agent, as the case may be, may, but need not, sign such amendment, supplemental indenture or grant such waiver. In executing any such amendment, supplemental indenture or waiver, the Trustee and the Collateral Agent shall be entitled to receive and (subject to Section 7.01) shall be fully protected in relying upon, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such amendment, supplemental indenture or waiver is authorized or permitted by this Indenture.

Section 9.07 Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given, made or taken by Holders shall be in writing may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustee and the Issuer, if made in the manner provided in this Section.

Without limiting the generality of this Section, unless otherwise provided in or pursuant to this Indenture, (i) a Holder, including the Depository or its nominee that is a Holder of a Global Note, may give, make or take, by an agent or agents duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in or pursuant to this Indenture to be given, made or taken by Holders, and the Depository or its nominee that is a Holder of a Global Note may duly appoint in writing as its agent or agents members of, or participants in, the Depository holding interests in such Global Note in the records of the Depository; and (ii) with respect to any Global Note, any consent or other action given, made or taken by an Agent Member by electronic means in accordance with the “Automated Tender Offer Procedures” system or other customary procedures of, and pursuant to authorization by, the Depositary shall be deemed to constitute the Act of the Holder of such Global Note, and such Act shall be deemed to have been delivered to the Issuer and the Trustee upon the delivery by the Depositary of an “agent’s message” or other notice of such consent or other action having been so given, made or taken in accordance with the applicable policies and procedures of the Depositary.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a Person acting in a capacity other than such Person’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of the authority of the Person executing the same. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c) The ownership of Notes shall be proved by the Register.

(d) Without limiting the foregoing, a Holder entitled hereunder to give, make or take any action hereunder with regard to any particular Note may do so, or duly appoint in writing any Person or Persons as its agent or agents to do so, with regard to all or any part of the principal amount of such Note.

ARTICLE 10

GUARANTEES OF NOTES

Section 10.01 Note Guarantees.

Subject to this Article 10, each of the Guarantors hereby absolutely and unconditionally guarantees, jointly with the other Guarantors and severally, as primary obligor and not merely as surety, on a senior basis to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee, the Collateral Agent and their respective successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the Obligations of the Issuer hereunder and thereunder, that:

(a) the principal of, and premium, if any, interest, if any, on, or Additional Amounts, if any, on, the Notes will be promptly paid in full when due, whether at Stated Maturity, by acceleration, upon repurchase or redemption or otherwise, and interest on the overdue principal of, and premium, if any, and (to the extent permitted by law) interest, if any, on, and Additional Amounts, if any, on, the Notes, and all other payment Obligations of the Issuer to the Holders, the Trustee or the Collateral Agent under this Indenture or the Notes will be promptly paid in full and performed, all in accordance with the terms hereof and thereof; and

(b) in case of any extension of time of payment or renewal of any Notes or any of such other Obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, subject to any applicable grace period, whether at Stated Maturity, by acceleration, upon repurchase or redemption or otherwise.

Failing payment when so due of any amount so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is an absolute, unconditional, present and continuing guarantee of payment and performance (and not a guarantee of collection) and is in no way conditioned upon any attempt to collect from the Issuer or any other Guarantor or any other action, occurrence or circumstance whatsoever.

The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance (other than complete performance) which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor further, to the extent permitted by law, hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenants that its Note Guarantee will not be discharged except by complete performance of the Obligations contained in the Notes and this Indenture.

If any Holder or the Trustee is required by any court or otherwise to return to the Issuer, the Guarantors, or any Custodian, trustee or other similar official acting in relation to any of the Issuer or the Guarantors, any amount paid by the Issuer or any Guarantor to the Trustee or such Holder, the Note Guarantees, to the extent theretofore discharged, shall be reinstated in full force and effect.

Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (a) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article 6 for the purposes of its Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed thereby, and (b) in the event of any declaration of acceleration of such Obligations as provided in Article 6, such Obligations (whether or not due and payable) shall forthwith become due and payable by each Guarantor for the purpose of its Note Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantees.

Section 10.02 Releases of Subsidiary Guarantees.

The Note Guarantee of a Guarantor (other than the Parent) will be automatically and unconditionally released: (1) in connection with any sale or other disposition of all or substantially all of the properties or assets of such Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) the Parent or a Restricted Subsidiary, if the sale or other disposition is conducted in accordance with Sections 4.10 and 5.01(c), as applicable, and complies with the Collateral Agreements to the extent applicable; (2) in connection with any sale or other disposition of the Capital Stock of such Guarantor, following which such Guarantor is no longer a Restricted Subsidiary of the Parent, if the sale or other disposition is conducted in accordance with Sections 4.10 and 5.01(c), as applicable, and complies with the Collateral Agreements to the extent applicable; (3) upon Legal Defeasance, Covenant Defeasance or Discharge in accordance with Article 8; (4) unless an Event of Default has occurred and is continuing, upon the dissolution or liquidation of such Guarantor; or (5) unless an Event of Default has occurred and is continuing, if such Guarantor ceases to have interests in Collateral that would require it to become a Guarantor under Section 4.13.

Upon delivery by the Issuer to the Trustee of an Officers’ Certificate and an Opinion of Counsel to the effect that any of the conditions described in the foregoing clauses (1) through (5) has occurred, the Trustee shall execute any documents reasonably requested by the Issuer at the Issuer’s expense in order to evidence the release of any Guarantor (other than the Parent) from its obligations under its Note Guarantee. Any Guarantor not released from its obligations under its Note Guarantee shall remain liable for the full amount of principal of and interest, premium, if any, and Additional Amounts, if any, on, the Notes and for the other obligations of such Guarantor under this Indenture as provided in this Article 10.

Section 10.03 Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state or foreign law to the extent applicable to any Note Guarantee. The obligations of each Guarantor under its Note Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state or foreign law and not otherwise being void or voidable under any similar laws affecting the rights of creditors generally. Each Guarantor that makes a payment under its Note Guarantee shall be entitled, upon payment in full of all guaranteed Obligations under this Indenture, to seek contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all Guarantors at the time of such payment determined in accordance with GAAP.

Section 10.04 “Trustee” to Include Paying Agent.

In case at any time any Paying Agent other than the Trustee shall have been appointed and be then acting hereunder, the term “Trustee” as used in this Article 10 shall in each case (unless the context shall otherwise require) be construed as extending to and including such Paying Agent within its meaning as fully and for all intents and purposes as if such Paying Agent were named in this Article 10 in place of the Trustee.

Section 10.05 Execution and Delivery of Guaranty.

The execution by each Guarantor of this Indenture (or a supplemental indenture hereto) evidences the Note Guarantee of such Guarantor, whether or not the person signing as an Officer of the Guarantor still holds that office at the time of authentication of any Note. The delivery of any Note by the Trustee after authentication constitutes due delivery of the Note Guarantee set forth in this Indenture on behalf of each Guarantor.

Section 10.06 Subrogation.

Each Guarantor shall be subrogated to all rights of Holders against the Issuer in respect of any amounts paid by the Guarantor pursuant to the provisions of Section 10.01; provided that no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Issuer under this Indenture or the Notes shall have been paid in full.

Section 10.07 Luxembourg Guarantors.

The obligations of a Guarantor incorporated in Luxembourg (other than Parent) (each, a “Luxembourg Guarantor”) under this Article 10 shall at all times be limited to an aggregate amount not exceeding the greater of:

(a) (i) the aggregate of all principal amounts (if any) received by that Luxembourg Guarantor from one or more other members of the group that have been received directly or indirectly from proceeds of the issue of the Notes; plus (ii) 90% of the Luxembourg Guarantor’s own funds (capitaux propres, as referred to in article 34 of the Luxembourg law of 19 December 2002 on the commercial register and annual accounts, as amended) but adding its subordinated debts (without any double counting of the amounts referred to under clause (a) above) as reflected in its last annual accounts duly approved and available on the date of guarantee payment under the Note Guarantee; and

(b) (i) the aggregate of all principal amounts (if any) received by that Luxembourg Guarantor from one or more other members of the group that have been received directly or indirectly from proceeds of the issue of the Notes; plus (ii) 90% of the Luxembourg Guarantor’s own funds (capitaux propres, as referred to in article 34 of the Luxembourg law of 19 December 2002 on the commercial register and annual accounts, as amended) but adding any its subordinated debts (without any double counting of the amounts referred to under clause (a) above) as reflected in its last annual accounts duly approved and available as at the date of the Note Guarantee,except to the extent that the Note Guarantee relates to the obligations of a direct or indirect subsidiary of the relevant Luxembourg Guarantor.

ARTICLE 11

SECURITY

Section 11.01 Collateral Agreements; Additional Collateral

(a) Security Agreements. In order to secure the due and punctual payment of the Secured Obligations, (i) on the Issue Date simultaneously with the execution and delivery of this Indenture, (x) the Issuer has executed and delivered the Security Agreement, the Samsung Construction Contract Assignment and a deposit account control agreement with respect to the Earnings Account and (y) Pacific Drillship (Gibraltar) Limited has executed and delivered a Pledge Agreement pursuant to which it has granted to the Collateral Agent a first-priority security interest (subject to Permitted Collateral Liens) in all of the Equity Interests of the Issuer, and (ii) after the Issue Date, in accordance with the provisions of Sections 4.13, 4.24 and 4.26 and this Article 11, (x) within 10 Relevant Business Days after the Delivery Date, the Issuer or the applicable Issuer Subsidiary Guarantor shall execute and deliver the Additional Collateral Agreements, (y) each Person that acquires any Equity Interests of the Issuer shall, substantially concurrently upon such Person’s acquisition of such Equity Interests, execute and deliver to the Collateral Agent a Pledge Agreement in form and substance reasonably satisfactory to the Collateral Agent (which shall be in substantially the same form as the Pledge Agreement dated as of the Issue Date or such other form as the Collateral Agent and the Issuer may reasonably agree (and, if at such time, the Issuer is organized under the laws of any jurisdiction other than the British Virgin Islands, with such changes as may be appropriate given the Issuer’s jurisdiction of organization at such time)), granting a first-priority security interest (subject to Permitted Collateral Liens) in the Equity Interests of the Issuer owned by such Person and (z) if (I) any asset of the type which is required to constitute Collateral pursuant to this Indenture or the Collateral Agreements is acquired by any Collateral Grantor and such asset is not automatically subject to a first-priority perfected Lien in favor of the Collateral Agent or (II) a Subsidiary of the Issuer that is not already a Collateral Grantor is required to become an Issuer Subsidiary Guarantor pursuant to Section 4.13, then such Collateral Grantor or such other Subsidiary shall, as soon as practicable after the acquisition of the applicable asset or the occurrence of the event requiring such Subsidiary to become an Issuer Subsidiary Guarantor (and, in any event, within 20 Relevant Business Days after such acquisition or event), execute and deliver the necessary Collateral Agreements in order to grant to the Collateral Agent a first-priority perfected Lien in all assets of such Collateral Grantor or such other Subsidiary which are required to, but do not already, constitute Collateral. In each case described above, each Collateral Grantor shall execute and deliver such other Collateral Agreements, deliver any certificates to the Collateral Agent in respect of the applicable Collateral as required by this Indenture and the applicable Collateral Agreements and take all other appropriate actions to ensure the Collateral Agent, for the benefit of the Secured Parties, has a first-priority perfected Lien therein, including, without limitation, entering into Foreign Security Documents (as defined in the Security Agreement). For the avoidance of doubt, the Collateral Grantors shall not be required to grant a security interest in, and the Collateral shall not include, any Excluded Property, the Collateral Grantors shall not be required to execute an assignment of any Drilling Contract, and in no event shall the Parent, the Issuer and the Issuer Subsidiary Guarantors be required to take actions to perfect the Collateral Agent’s security interest in trucks, trailers and other motor vehicles covered by a certificate of title under the law of any state.

The Issuer shall, and the Parent or the Issuer, as applicable, shall cause every other Collateral Grantor to, make all filings (including filings of continuation statements and amendments to Uniform Commercial Code financing statements in the United States (or the applicable political subdivision, territory or possession thereof) that may be necessary to continue the effectiveness of such Uniform Commercial Code financing statements) and take all other actions as are reasonably necessary or required by the Collateral Agreements to maintain (at the sole cost and expense of the Collateral Grantors) the security interest created by the Collateral Agreements in the Collateral as a first-priority perfected Lien.

All references to a “first-priority perfected Lien” in this Section 11.01(a) shall be understood to be subject to Permitted Collateral Liens, if any.

(b) Additional Collateral. The Issuer shall, and the Parent or the Issuer, as applicable, shall cause every other Collateral Grantor to, from time to time take the actions required by Section 4.26.

Section 11.02 [Reserved].

Section 11.03 Releases of Collateral. The Liens securing the Secured Obligations will be released:

(1) in whole, upon the payment in full in cash of all Secured Obligations;

(2) in part, with respect to any asset constituting Collateral (other than any Equity Interests of the Issuer), if such asset is sold or otherwise disposed of to a Person that is not (either before or after giving effect to such transaction) the Parent or a Restricted Subsidiary in a transaction that is not prohibited by this Indenture, subject to compliance with Section 4.10 and the Collateral Agreements (other than the provisions thereof relating to the future use of the proceeds of such sale or other disposition), and the Issuer has delivered to the Collateral Agent and the Trustee an Officers’ Certificate and Opinion of Counsel (with customary assumptions and qualifications for such types of opinion) certifying to such effect; provided that (i) pending its application or use in compliance with Section 4.10, any cash received from a disposition of Collateral shall be deposited in a deposit account controlled by the Collateral Agent and held as Collateral and, from such deposit account, the applicable Collateral Grantor may withdraw funds to deploy the proceeds of an Asset Sale in compliance with Section 4.10, and (ii) to the extent that any Collateral is sold or otherwise disposed of in accordance with the terms of Section 4.10, the non-cash consideration received shall be pledged as Collateral under the Collateral Agreements contemporaneously with such sale, in accordance with the requirements of this Indenture and the Collateral Agreements;

(3) in whole, upon Legal Defeasance pursuant to Section 8.02, Covenant Defeasance pursuant to Section 8.03 or Discharge pursuant to Section 8.08;

(4) in part, with respect to the assets of any Issuer Subsidiary Guarantor that is released from its Note Guarantee in accordance with Section 10.02; or

(5) in whole or in part, with the consent of the requisite Holders as provided in Section 9.02.

Section 11.04 Release Documentation. Upon compliance with the conditions to release of all or any portion of the Collateral set forth in Section 11.03, the Collateral Agent and the Trustee shall forthwith take all necessary action (at the request of and the expense of the Issuer, accompanied by an Officers’ Certificate and Opinion of Counsel that the conditions precedent to such release have been satisfied) to release and re-convey to the applicable Collateral Grantor the applicable portion of the Collateral that is authorized to be released pursuant to Section 11.03, and shall deliver such Collateral in its possession to the applicable Collateral Grantor, including, without limitation, executing and delivering releases and satisfactions wherever required.

Section 11.05 Possession and Use of Collateral; No Impairment of the Security Interests.

(a) So long as no Event of Default has occurred and is continuing, and subject to the terms of this Indenture and the Collateral Agreements, each Collateral Grantor will be entitled to freely operate the property and assets constituting the Collateral pledged by it and to receive, invest and dispose of all cash dividends, principal, interest and other payments made upon or with respect to the Collateral pledged by it and to exercise any voting and other consensual rights pertaining to the Collateral pledged by it.

(b) The Issuer shall not, and neither the Parent nor the Issuer, as applicable, shall permit any other Collateral Grantor to, take any action, or knowingly omit to take any action, which action or omission would have the result of materially impairing the validity, perfection or priority of the security interests in the Collateral created by the Collateral Agreements, except as expressly set forth in this Indenture or the Collateral Agreements (including any action that would result in a Permitted Collateral Lien).

(c) Neither the Issuer nor any Guarantor will take any action or otherwise attempt to enforce any claim or maritime lien held by it against the Drilling Unit that has priority over any claim or Lien of the Collateral Agent or the Trustee in respect of the Drilling Unit, including any claims or Liens arising under the Vessel Mortgage.

(d) Subject to any conditions in the Collateral Agreements, upon the occurrence and during the continuance of an Event of Default, at the election of the Collateral Agent, as directed by the Trustee, acting at the direction of the Holders of a majority in aggregate principal amount of Notes then outstanding:

(1) all rights of each Collateral Grantor to exercise such voting or other consensual rights pertaining to its Collateral will cease, and all such rights will become vested in the Collateral Agent, which, to the extent permitted by law, will have the sole right to exercise such voting and other consensual rights in accordance with the Collateral Agreements;

(2) all rights of each Collateral Grantor to receive all cash dividends, principal, interest and other payments made upon or with respect to its Collateral will cease and such cash dividends, principal, interest and other payments will be paid to the Collateral Agent in accordance with the terms of the Collateral Agreements; and

(3) the Collateral Agent may sell the Collateral or any part of the Collateral in accordance with the terms of the Collateral Agreements.

The Collateral Agent, at the direction of the Trustee, acting at the direction of the Holders of a majority in aggregate principal amount of the Notes outstanding, will be permitted to release all or any portion of the Collateral from the Liens created by the Collateral Agreements and foreclose on the Collateral following an Event of Default.

Section 11.06 Collateral Agent.

(a) The Trustee and each of the Holders by acceptance of the Notes hereby acknowledge the Issuer’s appointment of the Collateral Agent as the Trustee’s and the Holders’ collateral agent under this Indenture and the Collateral Agreements, and the Trustee and each of the Holders by acceptance of the Notes hereby irrevocably authorize the Collateral Agent to take such action on their behalf under the provisions of this Indenture and the Collateral Agreements and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Indenture and the Collateral Agreements, together with such powers as are reasonably incidental thereto. The Collateral Agent agrees to act as such on the express conditions contained in this Section 11.06. The provisions of this Section 11.06 are solely for the benefit of the Collateral Agent and none of the Trustee, any of the Holders, the Issuer or any of the other Collateral Grantors shall have any rights as a third party beneficiary of any of the provisions contained herein. Notwithstanding any provision to the contrary contained elsewhere in this Indenture and the Collateral Agreements, the Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein and in the Collateral Agreements, nor shall the Collateral Agent have or be deemed to have any fiduciary relationship with the Trustee, any Holder or the Issuer or any other Collateral Grantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture and the Collateral Agreements or otherwise exist against the Collateral Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Indenture with reference to the Collateral Agent shall not be construed to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b) The Collateral Agent may execute any of its duties under this Indenture and the Collateral Agreements by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties, and the written advice of such counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon. The Collateral Agent shall not be responsible for the negligence or misconduct of any agent, employee or attorney-in-fact that it selects as long as such selection was made without negligence or willful misconduct.

(c) None of the Collateral Agent or any of its agents or employees shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Indenture or the transactions contemplated hereby (except for its own gross negligence, bad faith or willful misconduct) or under or in connection with any Collateral Agreements or the transactions contemplated thereby (except for its own gross negligence, bad faith or willful misconduct), or (ii) be responsible in any manner to the Trustee or any Holder for any recital, statement, representation, warranty, covenant or agreement made by the Issuer or any other Collateral Grantor contained in this Indenture or any of the Collateral Agreements, or in any certificate, report, statement or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Indenture or any of the Collateral Agreements, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Indenture or any of the Collateral Agreements, or for any failure of the Issuer or any other Collateral Grantor or any other party to this Indenture or any of the Collateral Agreements to perform its obligations hereunder or thereunder. None of the Collateral Agent or any of its agents or employees shall be under any obligation to the Trustee or any Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Indenture or any of the Collateral Agreements or to inspect the properties, books or records of the Issuer or any other Collateral Grantor.

(d) The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless the Collateral Agent shall have received written notice from the Trustee or the Issuer referring to this Indenture, describing such Default or Event of Default and stating that such notice is a “notice of default.” The Collateral Agent shall take such action with respect to such Default or Event of Default as may be requested by the Trustee acting in accordance with Article 6 (subject to this Section 11.06); provided, however, that unless and until the Collateral Agent has received any such request, the Collateral Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.

(e) The Collateral Agent may resign at any time by so notifying the Issuer and the Trustee in writing at least thirty (30) days prior to the proposed date of resignation, such resignation to be effective upon the acceptance of a successor agent to its appointment as Collateral Agent. If the Collateral Agent resigns under this Indenture, the Trustee, subject to the consent of the Issuer (which shall not be unreasonably withheld and which shall not be required during a continuing Event of Default), shall appoint a successor Collateral Agent. If no successor collateral agent is appointed prior to the intended effective date of the resignation of the Collateral Agent (as stated in the notice of resignation), the Collateral Agent may appoint, after consulting with the Trustee, subject to the consent of the Issuer (which shall not be unreasonably withheld and which shall not be required during a continuing Event of Default), a successor Collateral Agent, which may be the same Person as the Trustee. If no successor Collateral Agent is appointed and consented to by the Issuer pursuant to the preceding sentence within thirty (30) days after the intended effective date of resignation (as stated in the notice of resignation), the Collateral Agent, the Issuer or the Holders of at least 10% in principal amount of the then outstanding principal amount of the Notes shall be entitled to petition at the expense of the Issuer a court of competent jurisdiction to appoint a successor Collateral Agent. A successor Collateral Agent shall deliver a written acceptance of its appointment to the retiring Collateral Agent and to the Issuer. Thereupon, the resignation of the retiring Collateral Agent shall become effective, and the successor Collateral Agent shall have all the rights, powers and the duties of the Collateral Agent under this Indenture and the Collateral Agreements. The successor Collateral Agent shall mail a notice of its succession to the Trustee. The retiring Collateral Agent shall promptly transfer all property held by it as Collateral Agent to the successor Collateral Agent, provided that all sums owing to the retiring Collateral Agent hereunder have been paid. Notwithstanding the replacement of the Collateral Agent pursuant to this Section 11.06(e), the Issuer’s obligations under this Section 11.06 and Section 11.11 shall continue for the benefit of the retiring Collateral Agent.

In the event that the Collateral Agent is required to acquire title to an asset for any reason, or take any operational or managerial action of any kind in regard thereto, in order to carry out any fiduciary or trust obligation for the benefit of another, which in the Collateral Agent’s sole discretion may cause the Collateral Agent to incur potential liability under CERCLA, any Environmental Law or any other federal, state or local law, the Collateral Agent reserves the right, instead of taking such action, to either resign as the Collateral Agent or arrange for the transfer of the title or control of the asset to a court-appointed receiver. The Collateral Agent shall not be liable to the Parent, the Issuer, the Holders of Notes, or any other Person for any Environmental Claims or any liability arising under CERCLA, any Environmental Law, or under any federal, state or local law, rule or regulation by reason of the Collateral Agent’s actions and conduct as authorized, empowered and directed hereunder or relating to the presence, release or threatened release of Hazardous Materials.

(f) Except as otherwise explicitly provided herein or in the Collateral Agreements, neither the Collateral Agent nor any of its officers, directors, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The Collateral Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Collateral Agent nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own willful misconduct, gross negligence or bad faith.

(g) The Trustee is authorized and directed by the Holders and the Holders by acquiring the Notes are deemed to have authorized the Trustee, as applicable, to (i) enter into the Collateral Agreements to which it is a party, (ii) bind the Holders on the terms as set forth in such Collateral Agreements, (iii) perform and observe its obligations and exercise its rights and powers under such Collateral Agreements, including entering into amendments permitted by the terms of this Indenture or the Collateral Agreements and (iv) cause the Collateral Agent to enter into and perform its obligations under the Collateral Agreements. The Collateral Agent is authorized and directed by the Trustee and the Holders and the Holders by acquiring the Notes are deemed to have authorized the Collateral Agent, to (i) enter into the Collateral Agreements to which it is a party, (ii) bind the Trustee and the Holders on the terms as set forth in such Collateral Agreements and (iii) perform and observe its obligations and exercise its rights and powers under such Collateral Agreements, including entering into amendments permitted by the terms of this Indenture or the Collateral Agreements. Each Holder, by its acceptance of a Note, is deemed to have consented and agreed to the terms of each Collateral Agreement, as originally in effect and as amended, restated, replaced, supplemented or modified from time to time in accordance with its terms or the terms of this Indenture.

(h) The Collateral Agent shall have no obligation whatsoever to the Trustee or any of the Holders to assure that the Collateral exists or is owned by the Issuer or any of the other Collateral Grantors or is cared for, protected or insured or has been encumbered, or that the Collateral Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, maintained or enforced or are entitled to any particular priority, or to determine whether all of the Collateral Grantor’s property constituting Collateral intended to be subject to the Lien and security interest of the Collateral Agreements has been properly and completely listed or delivered, as the case may be, or the genuineness, validity, marketability or sufficiency thereof or title thereto.

(i) The Collateral Agent (i) shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers, or for any error of judgment made in good faith by an authorized officer, unless it is proved that the Collateral Agent was negligent in ascertaining the pertinent facts, (ii) shall not be liable for interest on any money received by it except as the Collateral Agent may agree in writing with the Issuer (and money held in trust by the Collateral Agent need not be segregated from other funds except to the extent required by law), and (iii) may consult with counsel of its selection and the written advice or opinion of such counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon. The grant of permissive rights or powers to the Collateral Agent shall not be construed to impose duties to act. For the avoidance of doubt, nothing herein shall require the Collateral Agent to file financing statements or continuation statements, or be responsible for maintaining the security interests purported to be created by the Collateral Agreements (except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it under this Indenture or any Collateral Agreement) and such responsibility shall be solely that of the Issuer.

Notwithstanding anything else to the contrary herein, the Collateral Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers required in writing by the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (or such other number or percentage of the aggregate principal amount of Notes as shall be necessary under the circumstances as provided in the Indenture). Whenever reference is made in any Collateral Agreements to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Collateral Agent or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Collateral Agent, it is understood that in all cases the Collateral Agent shall have no duty and shall be fully justified in failing or refusing to take any such action under unless it shall have received written instructions from the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (or such other number or percentage of the aggregate principal amount of Notes as shall be necessary under the circumstances as provided in the Indenture).

The Collateral Agent may refuse to act if in the Collateral Agent’s opinion such action (i) is contrary to law or the provisions of any Collateral Agreements; (ii) may expose the Collateral Agent to financial or personal liability (unless the Collateral Agent shall have received indemnity and security to its satisfaction for such liability); or (iii) is unduly prejudicial to Secured Parties not joining in such notice, consent, direction or instruction.

Section 11.07 Purchaser Protected. No purchaser or grantee of any property or rights purporting to be released from the Liens in favor of the Collateral Agent shall be bound to ascertain the authority of the Collateral Agent or Trustee to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority so long as the conditions set forth in Section 11.03 have been satisfied.

Section 11.08 Authorization of Actions to Be Taken by the Collateral Agent Under the Collateral Agreements. Subject to the provisions of the Collateral Agreements, (a) each of the Trustee and the Collateral Agent may, in its sole discretion and without the consent of the Holders, take all actions as it deems necessary or appropriate in order to (i) enforce any of the terms of the Collateral Agreements and (ii) collect and receive any and all amounts payable in respect of the Secured Obligations and (b) each of the Trustee and the Collateral Agent shall have power to institute and to maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any act that may be unlawful or in violation of the Collateral Agreements or this Indenture, and such suits and proceedings as the Trustee or the Collateral Agent may deem expedient to preserve or protect its interests and the interests of the Holders in the Collateral (including the power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest thereunder or be prejudicial to the interests of the Holders, the Trustee or the Collateral Agent).

Section 11.09 Authorization of Receipt of Funds by the Trustee Under the Collateral Agreements . The Trustee is authorized to receive any funds for the benefit of Holders distributed under the Collateral Agreements and to apply such funds as provided in Section 6.10.

Section 11.10 Powers Exercisable by Receiver or Trustee. In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article 11 upon the Issuer or any other Collateral Grantor, as applicable, with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Issuer or any other Collateral Grantor, as applicable, or of any officer or officers thereof required by the provisions of this Article 11.

Section 11.11 Compensation and Indemnification. The Collateral Agent shall be entitled to the compensation and indemnification set forth in Section 7.06 (with the references to the Trustee therein being deemed to refer to the Collateral Agent). In addition to and not withstanding any other obligation contained in this Indenture or any Collateral Agreements, the Issuer and the Guarantors agree to jointly and severally indemnify the Trustee and the Collateral Agent from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable and documented out of pocket fees and disbursements of attorneys in connection with or arising out of any presence or release of Hazardous Materials at, on, under, to, from or related to any Collateral or any Environmental Actions, Environmental Liabilities and costs or Remedial Actions related in any way to any such Collateral, except in each case as may be caused by the Collateral Agent’s gross negligence, bad faith or willful misconduct.

ARTICLE 12

MISCELLANEOUS

Section 12.01 Notices.

All notices and other communications by the Issuer, any Guarantor, the Trustee or the Collateral Agent to the other parties hereto shall be duly given if in writing in the English language and delivered in person or mailed by first class mail (registered or certified, return receipt requested), facsimile transmission or overnight air courier guaranteeing next day delivery, to their respective addresses set forth below:

If to the Issuer or any Guarantor:

Pacific Drilling V Limited

3050 Post Oak Blvd., Suite 1500

Houston, Texas 77056

Attention: Treasurer

Facsimile: (713) 583-5777

If to the Trustee or the Collateral Agent:

Deutsche Bank Trust Company Americas

Trust & Agency Services

60 Wall Street, MS NYC60-2710

New York, New York 10005

Attention: Corporates Team Deal Manager – Pacific Drilling V Limited

Facsimile: (732) 578-4635

with a copy to (which shall not constitute notice):

Deutsche Bank Trust Company Americas

c/o Deutsche Bank National Trust Company

Trust & Agency Services

100 Plaza One, Mailstop JCY03-0699

Jersey City, New Jersey 07311

Attention: Corporates Team Deal Manager – Pacific Drilling V Limited

Facsimile: (732) 578-4635

All notices and communications (other than those sent to Holders) shall be deemed to have been duly given (a) at the time delivered by hand, if personally delivered, (b) five Business Days after being deposited in the mail, postage prepaid, if mailed, (c) when receipt is acknowledged, if transmitted by facsimile, and (d) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery, in each case to the address shown above or to such other address or addresses as the Issuer, any Guarantor, the Trustee or the Collateral Agent, by written notice to the other parties hereto, may designate from time to time.

Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the Register kept by the Registrar. All notices and communications to a Holder shall be deemed to have been duly given (a) five Business Days after being deposited in the mail, postage prepaid, if mailed, and (b) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery, in each case to the address of the Holder shown on the Register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If either the Issuer or any Guarantor mails a notice or communication to any Holder, it shall mail a copy to the Trustee and each Agent at the same time.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by any Holder shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Notwithstanding anything to the contrary contained herein, as long as the Notes are in the form of a Global Note, notice to the Holders thereof may be made electronically in accordance with the applicable procedures of the Depositary.

Section 12.02 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuer to the Trustee or any Agent to take any action or refrain from taking any action under this Indenture, the Trustee or such Agent shall be entitled to receive from the Issuer:

(a) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.03) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.03) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 12.03 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that the person making such certificate or opinion has read such condition or covenant;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such condition or covenant has been satisfied; and

(d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been satisfied.

Section 12.04 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 12.05 No Personal Liability of Directors, Officers, Employees and Unitholders.

No present, past or future director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or any Guarantor under this Indenture, the Notes, the Note Guarantees or the Collateral Agreements or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 12.06 Governing Law.

THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 12.07 Prescription.

Claims against the Issuer in respect of the Notes shall become void unless presented for payment within a period of six years from the date on which a payment in respect thereof first becomes due.

Section 12.08 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Parent, the Issuer or their respective Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 12.09 Successors.

All agreements of the Issuer and the Guarantors in this Indenture and the Notes shall bind their respective successors. All agreements of the Trustee and the Collateral Agent in this Indenture shall bind their respective successors.

Section 12.10 Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 12.11 Table of Contents, Headings, etc.

The Table of Contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 12.12 Counterparts.

The parties hereto may sign any number of copies of this Indenture. This Indenture may be signed in counterparts and by the different parties hereto in separate counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or portable document format (.pdf) transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signature of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes.

Section 12.13 Language of Notices, Etc.

Any request, demand, authorization, direction, notice, consent, waiver or Act required or permitted under this Indenture shall be in writing and in the English language, except that any published notice may be in an official language of the country of publication.

Section 12.14 U.S.A. PATRIOT Act.

The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act), all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account. The parties to this Indenture agree that they will provide to the Trustee such information as it may request, from time to time, in order for the Trustee to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

Section 12.15 Force Majeure.

Neither the Trustee nor any Agent shall incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Trustee or such Agent that prevents the Trustee or such Agent from performing such act or fulfilling such duty, obligation or responsibility hereunder (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire, facsimile or other wire or communication facility).

Section 12.16 Foreign Sanction Regulations.

The Issuer agrees to comply in all material respects with applicable foreign sanctions regulations, including but not limited to, those administered by the Office of Foreign Assets Control of the U.S. Treasury Department, it being understood that this covenant is for the benefit of the Trustee only, no Holder or other Person shall have rights under this covenant as a third party beneficiary, and any breach of this covenant shall not be the basis for a Default or Event of Default under Section 6.01.

[Signatures on following pages]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed and delivered as of the date first set forth above.

ISSUER:

PACIFIC DRILLING V LIMITED

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	President

GUARANTOR:

PACIFIC DRILLING S.A.

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	Chief Executive Officer

Signature Page to Indenture

TRUSTEE:

DEUTSCHE BANK TRUST COMPANY AMERICAS

BY: DEUTSCHE BANK NATIONAL TRUST COMPANY

By:	/s/ Rodney Gaughan
Name:	Rodney Gaughan
Title:	Vice President

By:	/s/ Linda Reale
Name:	Linda Reale
Title:	Vice President

COLLATERAL AGENT:

DEUTSCHE BANK TRUST COMPANY AMERICAS

BY: DEUTSCHE BANK NATIONAL TRUST COMPANY

By:	/s/ Rodney Gaughan
Name:	Rodney Gaughan
Title:	Vice President

By:	/s/ Linda Reale
Name:	Linda Reale
Title:	Vice President

Signature Page to Indenture

RULE 144A/REGULATION S APPENDIX

PROVISIONS RELATING TO NOTES

1.	Definitions

1.1 Definitions.

For the purposes of this Appendix the following terms shall have the meanings indicated below:

“Depository” means The Depository Trust Company, its nominees and their respective successors and assigns, or such other depository institution hereinafter appointed by the Issuer.

“Initial Purchasers” means (1) with respect to the Initial Notes, Goldman Sachs & Co., Deutsche Bank Securities Inc., Citibank Global Markets Inc., DNB Markets, Inc., ABN AMRO Securities (USA) LLC, Credit Agricole Securities (USA) Inc., Global Hunter Securities, LLC, Scotia Capital (USA) Inc., Simmons & Company International and Standard Chartered Bank and (2) with respect to each issuance of Additional Notes, the Persons purchasing such Additional Notes under the related Purchase Agreement.

“Notes Custodian” means the custodian with respect to a Global Note (as appointed by the Depository), or any successor Person thereto and shall initially be the Trustee.

“Purchase Agreement” means (1) with respect to the Initial Notes, the Purchase Agreement dated November 16, 2012 among the Issuer, the Parent and the Initial Purchasers, and (2) with respect to each issuance of Additional Notes, the purchase agreement or underwriting agreement among the Issuer and the Persons purchasing or underwriting such Additional Notes.

“Transfer Restricted Securities” means Notes that bear or are required to bear the legend set forth in Section 2.3(b)(i) hereof.

“Unrestricted Initial Notes” means any Initial Notes that are not Transfer Restricted Securities.

1.2 Other Definitions.

Term	Defined in Section:
“Agent Members”	2.1(b)
“Global Note”	2.1(a)
“Regulation S”	2.1(a)
“Regulation S Notes”	2.1(a)
“Resale Restriction Termination Date”	2.3(b)
“Restricted Global Note”	2.1(a)
“Restricted Period”	2.1(b)
“Rule 144A”	2.1(a)
“Rule 144A Notes”	2.1(a)

App. - 1

2.1 The Notes.

(a) Form and Dating. Initial Notes offered and sold to QIBs in reliance on Rule 144A (“Rule 144A Notes”) under the U.S. Securities Act (“Rule 144A”) or in reliance on Regulation S (“Regulation S Notes”) under the U.S. Securities Act (“Regulation S”), in each case as provided in a Purchase Agreement, shall be issued initially in the form of one or more permanent global Notes in definitive, fully registered form without interest coupons with the global Notes legend and Restricted Notes Legend set forth in Exhibit 1 hereto (each, unless and until becoming an Unrestricted Initial Note in accordance with Section 2.3(b)(ii) below, a “Restricted Global Note”), which shall be deposited on behalf of the purchasers of the Initial Notes represented thereby with the Trustee, as Notes Custodian for the Depository (or with such other custodian as the Depository may direct), and registered in the name of the Depository or a nominee of the Depository, duly executed by the Issuer and authenticated by the Trustee as hereinafter provided. Beneficial interests in a Restricted Global Note representing Initial Notes sold in reliance on either Rule 144A or Regulation S may be held through Euroclear or Clearstream, as indirect participants in the Depository. The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depository or its nominee as hereinafter provided. Unrestricted Initial Notes issued in global form and Restricted Global Notes are sometimes referred to in this Appendix as “Global Notes.”

(b) Book-Entry Provisions. This Section 2.1(b) shall apply only to a Global Note deposited with or on behalf of the Depository.

The Issuer shall execute and the Trustee shall, in accordance with this Section 2.1(b), authenticate and deliver initially one or more Global Notes that (a) shall be registered in the name of the Depository for such Global Note or Global Notes or the nominee of such Depository and (b) shall be delivered by the Trustee to such Depository or pursuant to such Depository’s instructions or held by the Trustee as custodian for the Depository. If such Global Notes are Restricted Global Notes, then separate Global Notes shall be issued to represent Rule 144A Notes and Regulation S Notes so long as required by law or the Depository.

Members of, or participants in, the Depository (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository or by the Trustee as the custodian of the Depository or under such Global Note, and the Issuer, the Trustee and any agent of the Issuer or the Trustee shall be entitled to treat the Depository as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and its Agent Members, the operation of customary practices of such Depository governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

Prior to the expiration of the period through and including the 40th day after the later of the commencement of the offering of any Initial Notes and the closing of such offering (such period, the “Restricted Period”), beneficial interests in the Restricted Global Note representing

App. - 2

Regulation S Notes may be exchanged for beneficial interests in the Rule 144A Restricted Global Note representing Rule 144A Notes only if (i) such exchange occurs in connection with a transfer of the Notes pursuant to Rule 144A, (ii) the transferor first delivers to the Trustee a written certificate (in the form provided in Exhibit 1 hereto) to the effect that the Notes are being transferred to a Person who the transferor reasonably believes to be a QIB within the meaning of Rule 144A and is purchasing for its own account or the account of a QIB, in each case in a transaction meeting the requirements of Rule 144A, and (iii) the transfer is in accordance with all applicable securities laws of the states of the United States and other jurisdictions. After the expiration of the Restricted Period, such certification requirements shall not apply to such transfers of beneficial interests in a Restricted Global Note representing Regulation S Notes.

Beneficial interests in a Restricted Global Note representing Rule 144A Notes may be transferred to a Person who takes delivery in the form of an interest in the Restricted Global Note representing Regulation S Notes, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in Exhibit 1 hereto) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available).

(c) Certificated Notes. Except as provided in Section 2.4, owners of beneficial interests in Restricted Global Notes shall not be entitled to receive physical delivery of certificated Notes. Certificated Notes shall not be exchangeable for beneficial interests in Global Notes.

2.2 Authentication. The Trustee shall, upon its receipt of an authentication order from the Issuer, authenticate and deliver: (1) on the Issue Date, Notes in an aggregate principal amount of $500,000,000 and (2) at any time or from time to time, any Additional Notes for an original issue in an aggregate principal amount specified in the written order of the Issuer pursuant to Section 2.02 of the Indenture. Such order (x) shall specify (i) the aggregate principal amount of the Notes to be authenticated, the date on which such Notes are to be authenticated and to whom such Notes shall be registered and delivered; (ii) whether or not such Notes constitute Additional Notes; and (iii) if such Notes constitute Additional Notes, the issue price, the issue date (and the corresponding date from which interest shall accrue thereon and the first interest payment date therefor) and the CUSIP number and any corresponding ISIN of such Additional Notes and (y) in the case of any issuance of Additional Notes pursuant to Section 2.14 of the Indenture, shall certify that such issuance is in compliance with Section 4.09 of the Indenture. The Trustee shall also authenticate and deliver Notes at the times and in the manner specified in Sections 2.3 and 2.4 hereof and in Sections 2.06, 2.07, 2.10, 3.06, 4.10, 4.15, 4.19 or 9.05 of the Indenture.

2.3 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. (i) The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depository, in accordance with the Indenture (including applicable restrictions on transfer set forth herein, if any) and the procedures of the Depository therefor. A transferor of a beneficial interest in a Global Note shall deliver to the Registrar a written order given in accordance with the Depository’s procedures containing information regarding the participant account of the Depository to be credited with a

App. - 3

beneficial interest in the Global Note. The Registrar shall, in accordance with such instructions instruct the Depository to credit to the account of the Person specified in such instructions a beneficial interest in the Global Note and to debit the account of the Person making the transfer the beneficial interest in the Global Note being transferred.

(ii) Notwithstanding any other provisions of this Appendix, a Global Note may not be transferred as a whole except by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

(b) Legend.

(i) Except as permitted by the following paragraphs (ii), (iii), (iv) and (v), each Note certificate evidencing the Restricted Global Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form:

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED NOTES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH NOTE, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS, IN THE CASE OF RULE 144A NOTES: ONE YEAR AND IN THE CASE OF REGULATION S NOTES: 40 DAYS, AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF SUCH NOTE (OR ANY PREDECESSOR OF SUCH NOTE), ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THIS NOTE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (E) PURSUANT TO RULE 144 OF THE SECURITIES ACT OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER,

App. - 4

SALE OR TRANSFER PURSUANT TO CLAUSE (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AS TO ANY NOTE EVIDENCED HEREBY UPON DELIVERY TO THE TRUSTEE BY THE COMPANY OR THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION UNDER THE U.S. SECURITIES ACT.

(ii) The Issuer, acting in its discretion, may remove the legend set forth in paragraph (i) above from any Transfer Restricted Security at any time on or after the Resale Restriction Termination Date applicable to such Transfer Restricted Security. Without limiting the generality of the preceding sentence, the Issuer may effect such removal by issuing and delivering, in exchange for such Transfer Restricted Security, an Unrestricted Initial Note without such legend, registered to the same Holder and in an equal principal amount, and upon receipt by the Trustee of a written order of the Issuer stating that the Resale Restriction Termination Date applicable to such Transfer Restricted Security has occurred and requesting the authentication and delivery of an Unrestricted Initial Note in exchange therefor (which order shall not be required to be accompanied by any Opinion of Counsel or any other document) given at least three Business Days in advance of the proposed date of exchange specified therein (which shall be no earlier than such Resale Restriction Termination Date), the Trustee shall authenticate and deliver such Unrestricted Initial Note to the Depository or pursuant to such Depository’s instructions or hold such Note as Note Custodian for the Depository and shall request the Depository to, or, if the Trustee is Note Custodian of such Transfer Restricted Security, shall itself, surrender such Transfer Restricted Security in exchange for such Unrestricted Initial Note without such legend and thereupon cancel such Transfer Restricted Security so surrendered, all as directed in such order. For purposes of determining whether the Resale Restriction Termination Date has occurred with respect to any Notes evidenced by a Transfer Restricted Security or delivering any order pursuant to this Section 2.3(b)(ii) with respect to such Notes, (i) only those Notes which a Principal Officer of the Issuer actually knows (after reasonable inquiry) to be or to have been owned by an Affiliate of the Issuer shall be deemed to be or to have been, respectively, owned by an Affiliate of the Issuer; and (ii) “Principal Officer” means the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer.

For purposes of this Section 2.3(b)(ii), all provisions relating to the removal of the legend set forth in paragraph (i) above shall relate, if the Resale Restriction Termination Date has occurred only with respect to a portion of the Notes evidenced by a Transfer Restricted Security, to such portion of the Notes so evidenced as to which the Resale Restriction Termination Date has occurred.

App. - 5

Each holder of any Note evidenced by any Restricted Global Note, by its acceptance thereof, (A) authorizes and consents to, (B) appoints the Issuer as its agent for the sole purpose of delivering such electronic messages, executing and delivering such instruments and taking such other actions, on such holder’s behalf, as the Depository or the Trustee may require to effect, and (C) upon the request of the Issuer, agrees to deliver such electronic messages, execute and deliver such instruments and take such other actions as the Depository or the Trustee may require, or as shall otherwise be necessary to effect, the removal of the legend set forth in Section 2.3(b)(i) (including by means of the exchange of all or the portion of such Restricted Global Note evidencing such Note for a certificate evidencing such Note that does not bear such legend) at any time after the Resale Restriction Termination Date.

(iii) Upon any sale or transfer of a Transfer Restricted Security (including any Transfer Restricted Security represented by a Restricted Global Note) pursuant to Rule 144 under the Securities Act, the Registrar shall permit the transferee thereof to exchange such Transfer Restricted Security for a Note that does not bear the legend set forth above and rescind any restriction on the transfer of such Transfer Restricted Security, if the transferor thereof certifies in writing to the Registrar that such sale or transfer was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Note).

(c) Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a Global Note have either been exchanged for certificated Notes, redeemed, purchased or canceled, such Global Note shall be returned to the Trustee for cancellation or retained and canceled by the Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for certificated Notes, redeemed, purchased or canceled, or if any certificated Note is exchanged for such a beneficial interest, the principal amount of Notes represented by such Global Note shall be reduced or increased, as appropriate, and an adjustment shall be made on the books and records of the Trustee (if it is then the Notes Custodian for such Global Note) with respect to such Global Note, by the Trustee or the Notes Custodian, to reflect such reduction or increase, as the case may be.

(d) Obligations with Respect to Transfers and Exchanges of Notes.

(i) To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall, upon its receipt of an authentication order from the Issuer, authenticate certificated Notes and Global Notes at the Registrar’s request.

(ii) No service charge shall be made for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax, assessments or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon any exchange or transfer pursuant to Sections 3.06, 4.10, 4.15 and 9.05 of the Indenture).

(iii) The Registrar shall not be required to register the transfer of or exchange of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, it need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed.

App. - 6

(iv) Prior to the due presentation for registration of transfer of any Note, the Issuer, the Guarantors, the Trustee, the Paying Agent or the Registrar may deem and treat the Person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of, premium, if any, interest, if any, on, or Additional Amounts, if any, on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Issuer, the Guarantors, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

(v) All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange. Accordingly, for purposes of clause (3) of Section 4.09(b) of this Indenture, “the Notes (other than Additional Notes) and the related Note Guarantees to be issued on the Issue Date” shall be deemed to refer to and include any Notes issued in exchange for, or upon registration of transfer of, or in lieu of, any such Notes (or any predecessor Notes thereof) pursuant to this Indenture.

(e) No Obligation of the Trustee. The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depository or other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of optional redemption) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to or upon the order of the registered Holders (which shall be the Depository or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

App. - 7

2.4 Certificated Notes.

(a) A Global Note deposited with the Depository or with the Trustee as custodian for the Depository pursuant to Section 2.1 shall be transferred to the beneficial owners thereof in the form of certificated Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, only if such transfer complies with Section 2.3 and (i) the Depository notifies the Issuer that it is unwilling or unable to continue as Depository for such Global Note or if at any time such Depository ceases to be a “clearing agency” registered under the Exchange Act and in either case the Issuer fails to appoint a successor depositary within 90 days, (ii) the Issuer, at its option, but subject to the Depository’s requirements, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes, or (iii) an Event of Default has occurred and is continuing and the Depository notifies the Trustee of its decision to exchange the Global Notes for Certificated Notes.

(b) Any Global Note that is transferable to the beneficial owners thereof pursuant to this Section shall be surrendered by the Depository or the Notes Custodian to the Trustee located at its Corporate Trust Office to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of certificated Notes of authorized denominations. Any portion of a Global Note transferred pursuant to this Section shall be executed, authenticated and delivered only in denominations equal to $200,000 or an integral multiple of $1,000 in excess thereof, and registered in such names as the Depository shall direct. Any certificated Note delivered in exchange for an interest in a Global Note shall, except as otherwise provided by Section 2.3(b), bear the Restricted Notes Legend set forth in Exhibit 1 hereto.

(c) Subject to the provisions of Section 2.4(b), the Holder of a Global Note shall be entitled to grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under the Indenture or the Notes.

(d) In the event of the occurrence of any of the events specified in Section 2.4(a), the Issuer shall promptly make available to the Trustee a reasonable supply of certificated Notes in definitive, fully registered form without interest coupons.

App. - 8

EXHIBIT 1 TO RULE 144A/REGULATION S APPENDIX

[FORM OF FACE OF NOTE]

[Global Notes Legend]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

[Restricted Notes Legend]

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED NOTES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH NOTE, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS, IN THE CASE OF RULE 144A NOTES: ONE YEAR AND IN THE CASE OF REGULATION S NOTES: 40 DAYS, AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF SUCH NOTE (OR ANY PREDECESSOR OF SUCH NOTE), ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THIS NOTE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT (“RULE 144A”), TO A PERSON IT

Exhibit 1 to App. - 1

REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (E) PURSUANT TO RULE 144 OF THE SECURITIES ACT OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AS TO ANY NOTE EVIDENCED HEREBY UPON DELIVERY TO THE TRUSTEE BY THE COMPANY OR THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION UNDER THE U.S. SECURITIES ACT.

Exhibit 1 to App. - 2

No. [ ]	Principal Amount $[ ]

144A ISIN: US694184AA06

144A CUSIP: 694184 AA0

Regulation S ISIN: USG6867WAA92

Regulation S CUSIP: G6867W AA9

Pacific Drilling V Limited

7.250% Senior Secured Note due 2017

Pacific Drilling V Limited, a British Virgin Islands company limited by shares, promises to pay to                     , or registered assigns, the principal sum of                     Dollars on December 1, 2017 [or such greater or lesser amount as may be indicated on Schedule A hereto]1.

Interest Payment Dates: June 1 and December 1

Record Dates: May 15 and November 15

Additional provisions of this Note are set forth on the other side of this Note.

IN WITNESS WHEREOF, Pacific Drilling V Limited has caused this instrument to be duly executed.

PACIFIC DRILLING V LIMITED

By:
Name:
Title:

[1]	If this Note is a Global Note, add this provision.

Exhibit 1 to App. - 3

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

DEUTSCHE BANK TRUST COMPANY AMERICAS,
as Trustee, certifies that this is one of the Notes referred to in the Indenture.

By:	DEUTSCHE BANK NATIONAL TRUST COMPANY

By:
Authorized Signatory

By:
Authorized Signatory

Dated: , 20

Exhibit 1 to App. - 4

[FORM OF REVERSE SIDE OF NOTE]

7.250% Senior Secured Note due 2017

Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. Interest. Pacific Drilling V Limited, a British Virgin Islands company limited by shares (the “Issuer”), promises to pay interest on the unpaid principal amount of this Note at 7.250% per annum. The Issuer will pay interest semi-annually in arrears on June 1 and December 1 of each year (each an “Interest Payment Date”), commencing June 1, 2013. In certain circumstances specified in the Indenture, the Issuer may be required to pay Additional Amounts with respect to the Notes. Whenever in this Note there is mentioned, in any context, the payment of amounts based upon the principal amount of this Note or of principal, interest or of any other amount payable under, or with respect to, this Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. In certain circumstances specified in the Indenture, the Issuer may be required to pay interest on the principal amount of this Note at a rate that is 2.0% higher than the then applicable interest rate on the Notes. All references in this Note to “interest” shall be deemed to include any such additional interest to the extent it is then required to be paid. If any date for payment on the Notes falls on a day that is not a Business Day, such payment may be made on the next succeeding Business Day with the same force and effect as if made on the due date, and no additional interest will accrue solely as a result of such delayed payment. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance; provided that if there is no existing Default or Event of Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date, except in the case of the original issuance of Notes, in which case interest shall accrue from the date of authentication. The Issuer shall pay (i) interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at a rate that is equal to the then applicable interest rate on the Notes and (ii) interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Amounts, if any, (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

2. Method of Payment. The Issuer will pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes at the close of business on the May 15 or November 15 next preceding the Interest Payment Date, even if such Notes are cancelled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Holders must surrender Notes to the Paying Agent to collect payments of principal and premium, if any, together with accrued and unpaid interest and Additional Amounts, if any, due at maturity. Any Notes in certificated form will be payable as to principal, premium, if any, interest, if any, and Additional Amounts, if any, at the office or agency of the Paying Agent and Registrar maintained for such purpose within the City and State of New York, or, at the option of the Issuer, payment of interest may be made by

Exhibit 1 to App. - 5

check mailed to the Holders at their addresses set forth in the register of Holders, and provided that payment by wire transfer of immediately available funds to an account in the United States will be required with respect to any amounts due on all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Issuer or the Paying Agent. Notwithstanding the foregoing, if this Note is a Global Note, payment may be made pursuant to the applicable procedures of the Depository as permitted in the Indenture. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. Paying Agent and Registrar. Initially, Deutsche Bank Trust Company Americas, the Trustee under the Indenture, will act as Paying Agent and Registrar at its corporate trust office at 60 Wall Street, Trust and Agency Services, 27th Floor, New York, New York 10005. The Issuer may appoint and change any Paying Agent or Registrar without notice to any Holder. Other than for purposes of effecting a redemption or an offer to purchase described in Sections 3.07, 3.08, 3.09, 4.10, 4.15 and 4.19 of the Indenture or in connection with a Legal Defeasance, Covenant Defeasance or Discharge, the Parent or any of its Subsidiaries may act in any such capacity.

4. Indenture. The Issuer issued the Notes under an Indenture dated as of November 28, 2012 (“Indenture”) among the Issuer, the Guarantors, the Trustee and the Collateral Agent. The Notes are subject to the terms of the Indenture, and Holders are referred to the Indenture for a statement of such terms. The Notes are senior secured obligations of the Issuer. The Issuer shall be entitled, subject to its compliance with Section 4.09 of the Indenture, to issue Additional Notes pursuant to Section 2.14 of the Indenture. In the event of a conflict between the Indenture and this Note, the terms of the Indenture shall control.

5. Optional Redemption.

(a) At any time prior to December 1, 2015, the Issuer may, at its option, redeem up to 35% of the aggregate principal amount of Notes (including any Additional Notes) issued under the Indenture, at one time or from time to time, at a redemption price equal to 107.250% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, thereon to the applicable redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), in an amount not greater than the net cash proceeds received by the Parent of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Notes (including any Additional Notes) issued under the Indenture (excluding any Notes held by the Parent and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 120 days after the date of the closing of such Equity Offering.

Exhibit 1 to App. - 6

(b) At any time prior to December 1, 2015, the Issuer may, at its option, redeem the Notes, in whole or in part, at one time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes received, plus the Applicable Premium as of, and accrued and unpaid interest and Additional Amounts, if any, to, the applicable redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

(c) At any time prior to December 1, 2015, not more than once in any 12-month period, the Issuer may redeem up to $50.0 million (representing 10% of the original principal amount of the Notes) in principal amount of the Notes at a redemption price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to the redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

(d) On or after December 1, 2015, the Issuer may, at its option, redeem the Notes, in whole or in part, at one time or from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes redeemed, to the applicable redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on December 1 of the years indicated below:

YEAR	PERCENTAGE
2015	103.625%
2016 and thereafter	100.000%

(e) The Issuer may redeem the Notes, at its option, at any time in whole but not in part, at a redemption price equal to 100% of the outstanding principal amount of Notes, plus accrued and unpaid interest (if any) to the applicable redemption date, plus all Additional Amounts, if any, then due and which will become due as a result of the redemption or otherwise (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event that the Issuer determines in good faith that the Issuer or any Guarantor has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes or the Note Guarantees, Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to the Issuer or the relevant Guarantor, as applicable (including making payment through a Paying Agent located in another jurisdiction), as a result of:

(1) a change in or an amendment to the laws or treaties (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced or becomes effective on or after the Issue Date; or

(2) any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Issue Date;

Exhibit 1 to App. - 7

provided, however, that in the case of Additional Amounts required to be paid as a result of the Issuer or relevant Guarantor conducting business other than in the place of its incorporation or organization, such amendment or change must be announced or become effective on or after the date in which it begins to conduct business giving rise to the relevant withholding or deduction.

6. Notice of Redemption. Notice of optional redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address (except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a Legal Defeasance, Covenant Defeasance or Discharge). Notes and portions of Notes selected shall be in amounts of $200,000 or whole multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder shall be redeemed. No Notes of $200,000 or less can be redeemed in part. On and after the redemption date, interest ceases to accrue on the Notes or portions thereof called for redemption, subject to satisfaction of any conditions thereto.

7. Mandatory Redemption.

Except as set forth in this Paragraph 7 and in Paragraph 8 below, the Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes or to repurchase the Notes at the option of the Holders.

Upon the occurrence or happening of any Event of Loss and the receipt of Event of Loss Proceeds in respect thereof, Notes in an aggregate principal amount equal to the Event of Loss Proceeds received in respect of such Event of Loss (rounded to the nearest $1,000) are subject to mandatory redemption, upon the giving of prior notice to Holders and on the redemption date and for the redemption price set forth in Section 3.08 of the Indenture.

8. Repurchase at Option of Holder.

(a) If a Change of Control occurs, the Issuer will be required to make an offer (a “Change of Control Offer”) to repurchase all or any part (equal to $200,000 or an integral multiple of $1,000 in excess thereof) of each Holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase (the “Change of Control Payment Date”), subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date. Within 30 days following a Change of Control, the Issuer shall mail a notice of the Change of Control Offer to each Holder and the Trustee and the Paying Agent describing the transaction or transactions that constitutes the Change of Control and setting forth the procedures governing the Change of Control Offer as required by Section 4.15 of the Indenture.

(b) In the event that the Issuer receives a Refund, the Issuer will, within 20 Business Days thereof, make an offer (a “Refund Offer”) to all Holders to repurchase the maximum principal amount of Notes that may be purchased out of the Refund at a purchase price in cash equal to 100% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid

Exhibit 1 to App. - 8

interest and Additional Amounts, if any, to the date of purchase, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date. Upon the commencement of a Refund Offer, the Issuer shall send a notice to each of the Holders, with a copy to the Trustee, which shall govern the terms of the Refund Offer, shall state that a Refund has been received and shall set forth the procedures governing the Refund Offer as required by Section 4.19 of the Indenture.

(c) If the Parent or any Restricted Subsidiary consummates an Asset Sale, within 10 Business Days of each date on which the aggregate amount of Excess Proceeds exceeds $25.0 million, the Issuer may be required to make an Asset Sale Offer in accordance with the Section 3.09 and 4.10 Indenture.

9. Guarantees. The payment by the Issuer of the principal of, and premium, if any, interest, if any, on, or Additional Amounts, if any, on, the Notes is absolutely and unconditionally guaranteed on a joint and several basis by each of the Guarantors, as primary obligor and not merely as a surety, to the extent set forth in the Indenture.

10. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in denominations of $200,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Issuer may require a Holder to pay any taxes due on transfer or exchange. The Registrar need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Issuer and the Registrar need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed.

11. Persons Deemed Owners. The registered Holder of a Note may be treated as its owner for all purposes.

12. Amendment, Supplement and Waiver. Subject to certain exceptions, the Indenture, the Notes and the Collateral Agreements may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange for, the Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture, the Notes or the Collateral Agreements may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange for, Notes). Without the consent of any Holder of, the Indenture, the Notes and the Collateral Agreements may be amended or supplemented with respect to certain matters specified in the Indenture.

13. Defaults and Remedies. If any Event of Default occurs and is continuing, the Trustee, by notice to the Issuer, or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes, by notice to the Issuer and the Trustee, may (and the Trustee will, if directed by the Holders of at least 25% in aggregate principal amount of the then outstanding Notes) declare all the Notes to be due and payable immediately. Notwithstanding the preceding,

Exhibit 1 to App. - 9

in the case of an Event of Default arising from such events of bankruptcy, insolvency or reorganization described in Section 6.01(i) or 6.01(j) of the Indenture with respect to the Issuer or any Guarantor, all outstanding Notes shall become due and payable immediately without further action or notice. Holders may not enforce the Indenture, the Notes or the Collateral Agreements except as provided in the Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power conferred on it with respect to the Notes. The Trustee may withhold from Holder notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, or interest or premium, if any, on, the Notes. The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture, except as provided in the Indenture. The Parent is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and within 10 Business Days of any of its Officers or any of the Issuer’s Officers becoming aware of any Default or Event of Default, the Parent is required to deliver to the Trustee a statement specifying such Default or Event of Default.

14. Defeasance and Discharge. The Notes are subject to defeasance and discharge upon the terms and conditions specified in the Indenture.

15. No Recourse Against Others. No present, past or future director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or any Guarantor under the Notes, the Indenture, the Note Guarantees or the Collateral Agreements or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

16. Collateral Agreements. Prior to the Delivery Date (and during the period from the Delivery Date to the date when the Additional Collateral Agreements are executed and delivered to the Trustee), the obligations of the Issuer and the Guarantors under the Indenture, the Notes and the Note Guarantees will be secured by a Lien granted to the Collateral Agent in the Equity Interests of the Issuer, the Equity Interests of any Issuer Subsidiary Guarantors, all of the Issuer’s rights under the Samsung Construction Contract and, subject to certain exception, all other assets of the Issuer and any Issuer Subsidiary Guarantors. Upon execution and delivery of the Additional Collateral Agreements, the obligations of the Issuer and the Guarantors under the Indenture, the Notes and the Note Guarantees will also be secured by a Lien granted to the Collateral Agent in the Drilling Unit, the Earnings Account, proceeds of hull and machinery and loss of hire insurance in respect of the Drilling Unit and its operations and the Earnings derived from or related to a Drilling Contract.

17. Authentication. This Note shall not be valid until authenticated by the manual signature of an authorized signatory of the Trustee or an authenticating agent.

18. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

Exhibit 1 to App. - 10

19. Removal of Restricted Notes Legend. Each Holder of any Note evidenced by any Restricted Global Note, by its acceptance thereof, (A) authorizes and consents to, (B) appoints the Issuer as its agent for the sole purpose of delivering such electronic messages, executing and delivering such instruments and taking such other actions, on such Holder’s behalf, as the Depository or the Trustee may require to effect, and (C) upon the request of the Issuer, agrees to deliver such electronic messages, execute and deliver such instruments and take such other actions as the Depository or the Trustee may require, or as shall otherwise be necessary to effect, the removal of the Restricted Notes Legend set forth on the face of such Note (including by means of the exchange of all or the portion of such Restricted Global Note evidencing such Note for a certificate evidencing such Note that does not bear such Restricted Notes Legend) at any time after the Resale Restriction Termination Date.

20. CUSIP and ISIN Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers and corresponding ISIN numbers to be printed on the Notes and the Trustee may use CUSIP numbers and corresponding ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

21. Governing Law. THE INDENTURE AND THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

22. Successors. In the event a successor entity assumes all the obligations of its predecessor under the Notes and the Indenture, in accordance with the terms thereof, the predecessor entity will be released from all such obligations.

The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Pacific Drilling V Limited
[	]
[	]
Attention: [	]
Facsimile: [	]

Exhibit 1 to App. - 11

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

(Print or type assignee’s name, address and zip code)

(Insert assignee’s soc. sec. or tax I.D. No.)

and irrevocably appoint                                          agent to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:	Your Signature:
Sign exactly as your name appears on the other side of this Note.

Signature Guarantee:

(Signature must be guaranteed)

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

[Include the following only if the Restricted Notes Legend is included hereon]

[In connection with any transfer of any of the Notes evidenced by this certificate occurring prior to one year after the later of the date of original issuance of such Notes and the last date, if any, on which such Notes were owned by the Issuer or any Affiliate of the Issuer (or, in the case of Regulation S Notes, prior to the expiration of the Restricted Period), the undersigned confirms that such Notes are being transferred in accordance with their terms:

CHECK ONE BOX BELOW

(1)	☐	to the Issuer; or

(2)	☐	pursuant to a registration statement that has been declared effective under the Securities Act of 1933; or

Exhibit 1 to App. - 12

(3)	☐	to a person who the undersigned reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933) that is purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933; or

(4)	☐	pursuant to offers and sales that occur outside the United States in compliance with Regulation S under the Securities Act of 1933; or

(5)	☐	pursuant to Rule 144 under the Securities Act of 1933; or

(6)	☐	pursuant to another available exemption from the registration requirements of the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered holder thereof; provided, however, that if box (4) or (6) is checked, the Trustee shall be entitled to require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Issuer has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Signature

Exhibit 1 to App. - 13

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer and any Guarantors as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:
Notice: To be executed by an executive officer

Exhibit 1 to App. - 14

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.10, 4.15 or 4.19 of the Indenture, check the box below:

☐ Section 4.10	☐ Section 4.15	☐ Section 4.19

If you want to elect to have only part of this Note purchased by the Issuer pursuant to Section 4.10, Section 4.15 or Section 4.19 of the Indenture, state the amount (in minimum denomination of $200,000 or integral multiples of $1,000 in excess thereof) you elect to have purchased: $

Date:	Your Signature
(Sign exactly as your name appears on the other side of this Note)

Soc. Sec. or Tax Identification No.:

Signature Guarantee:
(signature must be guaranteed)

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Exhibit 1 to App. - 15

[TO BE ATTACHED TO GLOBAL NOTE]

SCHEDULE A

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The following increases or decreases in this Global Note have been made:

Date	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized officer of Trustee or Notes Custodian

Exhibit 1 to App. - 16

ANNEX A

PACIFIC DRILLING V LIMITED

and

the Guarantors named herein

7.250% SENIOR SECURED NOTES DUE 2017

FORM OF SUPPLEMENTAL INDENTURE

DATED AS OF                     ,

DEUTSCHE BANK TRUST COMPANY AMERICAS,

As Trustee and Collateral Agent

This SUPPLEMENTAL INDENTURE, dated as of             ,             (this “Supplemental Indenture”) is among Pacific Drilling V Limited, a British Virgin Islands company limited by shares (the “Issuer”), Pacific Drilling S.A., (the “Parent”), [            ] (the “Guaranteeing Issuer Subsidiary”), which is a subsidiary of the Issuer, each of the existing Guarantors (as defined in the Indenture referred to below) and Deutsche Bank Trust Company Americas, a New York banking corporation, as Trustee and Collateral Agent.

RECITALS

WHEREAS, the Issuer, the Parent, the Trustee and the Collateral Agent entered into an Indenture, dated as of November 28, 2012 (as heretofore amended, supplemented or otherwise modified, the “Indenture”), providing for the issuance of 7.250% Senior Secured Notes due 2017 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Issuer Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Issuer Subsidiary shall become a Guarantor (as defined in the Indenture);

WHEREAS, Section 9.01(i) of the Indenture provides that the Issuer, the Guarantors and the Trustee may amend or supplement the Indenture in order to add any additional Guarantor with respect to the Notes, without the consent of the Holders of the Notes; and

WHEREAS, all acts and things prescribed by the Indenture, by law and by the Certificate of Incorporation and the Bylaws (or comparable constituent documents) of the Issuer, of the Guarantors and of the Trustee necessary to make this Supplemental Indenture a valid instrument legally binding on the Issuer, the Guarantors and the Trustee, in accordance with its terms, have been duly done and performed;

NOW, THEREFORE, to comply with the provisions of the Indenture and in consideration of the above premises, the Issuer, the Guaranteeing Issuer Subsidiary, the other Guarantors and the Trustee covenant and agree for the equal and proportionate benefit of the respective Holders of the Notes as follows:

Section 1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Indenture.

Section 2. Relation to Indenture. This Supplemental Indenture is supplemental to the Indenture and does and shall be deemed to form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes.

Section 3. Effectiveness of Supplemental Indenture. This Supplemental Indenture shall become effective immediately upon its execution and delivery by each of the Issuer, the Guaranteeing Issuer Subsidiary, the other Guarantors and the Trustee.

Section 4. Agreement to Guarantee. The Guaranteeing Issuer Subsidiary hereby agrees, by its execution of this Supplemental Indenture, to be bound by the provisions of the Indenture applicable to Guarantors to the extent provided for and subject to the limitations therein, including Article 10 thereof.

Section 5. Ratification of Obligations. Except as specifically modified herein, the Indenture and the Notes are in all respects ratified and confirmed (mutatis mutandis) and shall remain in full force and effect in accordance with their terms.

Section 6. The Trustee. Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture. This Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 7. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 8. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of such executed copies together shall represent the same agreement. Signature of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

[Signatures on following pages]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

ISSUER: PACIFIC DRILLING V LIMITED

By:
Name:
Title:

GUARANTEEING ISSUER SUBSIDIARY: [ ]

By:
Name:
Title:

EXISTING GUARANTORS:

[Insert signature blocks for each of the Guarantors existing at the time of execution of this Supplemental Indenture]

TRUSTEE:

DEUTSCHE BANK TRUST COMPANY AMERICAS

BY: DEUTSCHE BANK NATIONAL TRUST COMPANY

By:
Name:
Title:

By:
Name:
Title:

COLLATERAL AGENT: DEUTSCHE BANK TRUST COMPANY AMERICAS BY: DEUTSCHE BANK NATIONAL TRUST COMPANY

By:
Name:
Title:

By:
Name:
Title:

ANNEX B

Form of Earnings Assignment

ASSIGNMENT OF EARNINGS

given by

PACIFIC DRILLING V LIMITED,

as the Assignor

in favor of

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as the Assignee

[DATE]

PACIFIC KHAMSIN

ASSIGNMENT OF EARNINGS

PACIFIC KHAMSIN

THIS ASSIGNMENT OF EARNINGS (as amended, supplemented or otherwise modified from time to time, this “Assignment”), dated as of [•], 20[•], is made by PACIFIC DRILLING V LIMITED, a British Virgin Islands company limited by shares, with its registered office located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands VG1110 (the “Assignor”), in favor of DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation (“DBTCA”), in its capacity as Collateral Agent for the Secured Parties (as such terms are defined in the hereinafter described Indenture) (in such capacity, together with its successors and assigns in such capacity, the Assignee”).

W I T N E S S E T H T H A T :

WHEREAS:

(A) The Assignor is the sole owner of the whole of the Liberian registered mobile offshore drilling unit PACIFIC KHAMSIN (the “Vessel”), Official No. [•];

(B) The Assignor has entered into an Indenture dated as of November 28, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”) among the Assignor, as issuer, Pacific Drilling S.A., a corporation organized and existing under the laws of Luxembourg, and certain subsidiaries of the Assignor from time to time party thereto, as guarantors (collectively, the “Guarantors”), the Assignee and DBTCA, as Trustee, pursuant to which the Assignor issued to certain purchasers, upon the terms and conditions contained therein, its 7.250% Senior Secured Notes (the “Notes”), in an aggregate original principal amount of Five Hundred Million United States Dollars (U.S. $500,000,000), with the right to issue up to an additional Fifty Million United States Dollars (U.S. $50,000,000) aggregate principal amount of the Notes; and

(C) Pursuant to the terms of the Indenture, the Assignor has agreed to execute and deliver to the Assignee, on behalf of the Secured Parties, as security for the obligations of the Assignor under or in connection with the Indenture and the Notes, an assignment of all of the Assignor’s right, title and interest in and to the earnings and requisition compensation of the Vessel.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by the Assignor, the Assignor hereby agrees as follows:

SECTION 1. Defined Terms. Except as otherwise defined herein, terms defined in the Indenture shall have the same meanings when used herein.

1

In addition, as used herein, “Secured Obligations” means (i) all advances to, and debts, liabilities, obligations, covenants and duties of, the Assignor or any Guarantor arising under any of the Indenture, the Notes, this Assignment and the other Note Documents (including all principal, premium, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable or arising thereunder), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Assignor or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding (all such obligations and liabilities being herein collectively called the “Notes Obligations”); (ii) any and all sums advanced by the Collateral Agent or the Trustee, as applicable, in order to preserve the Collateral or preserve its security interest in the Collateral; and (iii) in the event of any proceeding for the collection or enforcement of any Notes Obligations, after an Event of Default shall have occurred and be continuing, the expenses of taking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by the Collateral Agent or the Trustee, as applicable, of its rights under the Collateral Agreements, together with attorneys’ fees and expenses and court costs. It is acknowledged and agreed that the “Secured Obligations” shall include obligations of the types described above, whether outstanding on the date of this Assignment or after the date of this Assignment.

SECTION 2. Grant of Security. As collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations, the Assignor, as legal and beneficial owner, does hereby assign, transfer and set over unto the Assignee, for the ratable benefit of the Secured Parties, and does hereby grant the Assignee, for the ratable benefit of the Secured Parties, a continuing security interest in, all of the Assignor’s right, title and interest in, to and under the following (collectively, the “Assigned Property”): (i) all freight, hire and passage moneys due or to become due to the Assignor as a consequence of the operation of the Vessel, including without limitation payments of any nature under any present or future Drilling Contract, (ii) any claim under any guarantee in respect of any Drilling Contract or otherwise related to freight, hire or passage moneys payable to the Assignor as a consequence of the operation of the Vessel, (iii) any compensation payable to the Assignor in the event of any requisition of the Vessel, (iv) all remuneration for salvage, towage and other services performed by the Vessel and payable to the Assignor, (v) all demurrage and retention money receivable by the Assignor in relation to the Vessel, (vi) all moneys which are at any time payable under the insurances in respect of loss of Earnings, (vii) if and whenever the Vessel is employed on terms whereby any moneys falling within (i) to (vi) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Vessel, (viii) any other money whatsoever due or to become due to the Assignor in relation to the Vessel and (ix) all proceeds of the foregoing; provided, however, that notwithstanding anything to the contrary contained in this Section 2, the security interest created by this Assignment shall not extend to, and the term “Assigned Property” shall not include, any Excluded Property.

SECTION 3. Notice of Assignment. Promptly upon its entry into any Drilling Contract, the Assignor shall give notice, substantially in the form attached hereto as Exhibit 1, of this Assignment to the counterparty to such Drilling Contract.

2

SECTION 4. Performance under Drilling Contracts; No Duty of Inquiry. The Assignor hereby covenants and undertakes that, notwithstanding the assignment herein contained, it shall punctually perform all its obligations under all Drilling Contracts to which it is a party. It is hereby expressly agreed that, anything contained herein to the contrary notwithstanding, the Assignor shall remain liable under all Drilling Contracts to which it is a party and shall perform its obligations thereunder, and the Assignee shall have no obligation or liability under any such Drilling Contract by reason of or arising out of the assignment contained herein, nor shall the Assignee be required to assume or be obligated in any manner to perform or fulfill any obligation of the Assignor under or pursuant to any such Drilling Contract or to make any payment or make any inquiry as to the nature or sufficiency of any payment received by the Assignee, or to present or file any claim or to take any other action to collect or enforce the payment of any amounts which may have been assigned to it or to which it may be entitled hereunder or pursuant hereto at any time or times.

SECTION 5. Power of Attorney. The Assignor does hereby irrevocably appoint and constitute the Assignee as the Assignor’s true and lawful attorney-in-fact with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys assigned hereby, to endorse any checks or other instruments or orders in connection therewith, to file any claims or take any action or institute any proceedings which the Assignee may deem to be necessary or advisable and otherwise to do any and all things which the Assignor itself could do in relation to the Assigned Property. Anything in this Section 5 to the contrary notwithstanding, (a) the Assignee agrees that it will not exercise any rights under the power of attorney provided for in this Section 5 unless an Event of Default shall have occurred and be continuing, and (b) the parties agree that the grant of the power of attorney set forth in this Section 5 shall not be deemed to create an obligation on the part of the Assignee to take any one or more of the actions described herein.

SECTION 6. UCC Filings. The Assignor does hereby authorize the Assignee to do all things the Assignee may deem to be necessary or advisable in order to perfect or maintain the security interest granted by this Assignment including, but not limited to, filing any and all Uniform Commercial Code financing statements or renewals thereof in any applicable jurisdictions. For the avoidance of doubt, nothing herein shall require the Assignee to file any such financing statements or any continuation statements, or be responsible for maintaining the security interests purported to be created by this Assignment (except for the safe custody of any Assigned Property in its possession and the accounting for moneys actually received by it under this Assignment) and such responsibility shall be solely that of the Assignor.

SECTION 7. Application of Proceeds. All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be applied in accordance with the terms of the Indenture.

SECTION 8. Miscellaneous.

8.1 Further Assurances. The Assignor agrees that if this Assignment shall at any time be insufficient in whole or in part to create a valid security interest in the Assigned Property, it shall execute or cause to be executed such other documents or deliver or cause to be delivered such further assurances as may be necessary in order to create a valid security interest in the Assigned Property.

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8.2 Remedies Cumulative and Not Exclusive; No Waiver. No failure on the part of the Assignee or any other Secured Party to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Assignment shall in any manner impair or affect other security for the Secured Obligations. The rights and remedies of the Assignee provided herein and in the other Note Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

8.3 Successors and Assigns. This Assignment and all obligations of the Assignor hereunder shall be binding upon the successors and assigns of the Assignor and shall, together with the rights and remedies of the Assignee hereunder, inure to the benefit of the Assignee, its respective successors and assigns.

8.4 Waiver; Amendment. No amendment, modification or waiver of any provision of this Assignment, and no consent to any departure by the Assignor herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Article 9 of the Indenture.

8.5 Invalidity. Any provision of this Assignment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof or thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

8.6 Notices. All notices and other communications provided for hereunder shall be in English and shall be either (i) in writing (including facsimile communication) and mailed by first class mail (registered or certified, return receipt requested), overnight air courier guaranteeing next day delivery, facsimile transmission or otherwise delivered in person or (ii) by electronic mail in portable document format (.pdf) (if electronic mail addresses are designated as provided below) confirmed immediately in writing, addressed to the Assignor or the Assignee, as applicable, at its address set forth below or at such other address as shall be designated by the Assignor or the Assignee, as applicable, in a written notice to the other Person.

If to the Assignor:

Pacific Drilling V Limited

3050 Post Oak Blvd., Suite 1500

Houston, Texas 77056

Attention: Treasurer

Facsimile: (713) 583-5777

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If to the Assignee:

Deutsche Bank Trust Company Americas

Trust & Agency Services

60 Wall Street, MS NYC60-2710

New York, New York 10005

Attention: Corporates Team Deal Manager – Pacific Drilling V Limited

Facsimile: (732) 578-4635

with a copy to:

Deutsche Bank Trust Company Americas

c/o Deutsche Bank National Trust Company

Trust & Agency Services

100 Plaza One, Mailstop JCY03-0699

Jersey City, New Jersey 07311

Attention: Corporates Team Deal Manager – Pacific Drilling V Limited

Facsimile: (732) 578-4635

All such notices and other communications shall, when mailed, transmitted by facsimile, sent by electronic mail or otherwise, be deemed to have been duly given five Business Days after being deposited in the mail, postage prepaid, the next Business Day after timely delivery to the courier, after receipt is acknowledged of a facsimile transmission, after receipt of electronic mail is confirmed in writing, or at the time delivered by hand if personally delivered, respectively, addressed as aforesaid; except that notices and other communications to the Assignee shall not be effective until received by the Assignee.

8.7 Electronic Delivery. Delivery of an executed copy of this Assignment by facsimile or electronic transmission shall be deemed as effective as delivery of an originally executed copy. In the event that the Assignor delivers an executed copy of this Assignment by facsimile or electronic transmission, the Assignor shall also deliver an originally executed copy as soon as practicable, but the failure of the Assignor to deliver an originally executed copy of this Assignment shall not affect the validity or effectiveness of this Assignment.

8.8 References. References herein to Sections and Exhibits are to be construed as references to sections of, and exhibits to, this Assignment, unless the context otherwise requires.

8.9 Headings. In this Assignment, Section headings are inserted for convenience of reference only and shall not be taken into account in the interpretation of this Assignment.

8.10 Termination. Upon the payment in full in cash of all of the Secured Obligations, the continuing security interest granted hereby shall terminate and all rights to the Assigned Property shall revert to the Assignor. Upon any such termination, the Assignee will, at the Assignor’s sole expense, execute and deliver to the Assignor such documents as the Assignor shall reasonably request to evidence such termination.

8.11 Discretion of the Assignee. Notwithstanding anything else to the contrary herein, the Assignee shall not have any duty to take any discretionary action or exercise any

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discretionary powers, except discretionary rights and powers required in writing by the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (or such other number or percentage of the aggregate principal amount of Notes as shall be necessary under the circumstances as provided in the Indenture); provided, however, that if the taking or exercise of any such discretionary action could reasonably be expected to expose the Assignee to any loss, liability or expense, the Assignee shall have received, upon request therefor, indemnity or security (or both) satisfactory to it against such loss, liability or expense that might be incurred in connection therewith. Whenever reference is made herein to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Assignee or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Assignee, it is understood that in all cases the Assignee shall have no duty and shall be fully justified in failing or refusing to take any such action under unless it shall have received written instructions from the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (or such other number or percentage of the aggregate principal amount of Notes as shall be necessary under the circumstances as provided in the Indenture), subject to the proviso set forth in the immediately preceding sentence.

SECTION 9. Governing Law, Jurisdiction and Waivers.

9.1 Governing Law. THIS ASSIGNMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, EXCEPT AS REQUIRED BY MANDATORY PROVISIONS OF LAW AND EXCEPT TO THE EXTENT THAT THE PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST CREATED HEREBY, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.

9.2 Submission to Jurisdiction. The Assignor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Assignment, or for recognition or enforcement of any judgment, and the Assignor hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court. The Assignor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided that enforcement is subject to the laws of any such jurisdiction. Nothing in this Assignment or any other Note Document shall affect any right that any Secured Party may otherwise have to bring any action or proceeding relating to this Assignment in the courts of any jurisdiction. The Assignor irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Assignment in any court referred to in this Section 9.2. The Assignor hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

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9.3 WAIVER OF JURY TRIAL. THE ASSIGNOR HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY.

[Signature page follows]

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IN WITNESS WHEREOF, the Assignor has caused this Assignment to be duly executed and delivered on the day and year first above written.

PACIFIC DRILLING V LIMITED

By:
Name:
Title:

Assignment of Earnings

Acknowledged and Agreed to on the day and year first above written:

DEUTSCHE BANK TRUST COMPANY AMERICAS, as the Assignee By: Deutsche Bank National Trust Company

By:
Name:
Title:

By:
Name:
Title:

Assignment of Earnings

EXHIBIT 1

EARNINGS ASSIGNMENT NOTICE

TO: [Counterparty to Drilling Contract]

TAKE NOTICE:

(a) that by an Assignment of Earnings dated as of [•], 20[•] made by us to Deutsche Bank Trust Company Americas, as collateral agent for certain secured parties (in such capacity, together with its successors and assigns in such capacity, the “Assignee”), we, the owner of the Liberian registered mobile offshore drilling unit PACIFIC KHAMSIN (the “Vessel”), Official No. [•], have assigned to the Assignee a security interest in all our right, title and interest in and to:

(i)	all freight, hire and passage moneys due or to become due to the Assignor as a consequence of the operation of the Vessel, including without limitation payments of any nature under any present or future charterparty, pool agreement, drilling contract or other contract for use of the Vessel;

(ii)	any claim under any guarantee in respect of any charterparty, pool agreement, drilling contract or other contract for use of the Vessel or otherwise related to freight, hire or passage moneys payable to the Assignor as a consequence of the operation of the Vessel;

(iii)	any compensation payable to the Assignor in the event of any requisition of the Vessel;

(iv)	all remuneration for salvage, towage and other services performed by the Vessel and payable to the Assignor;

(v)	all demurrage and retention money receivable by the Assignor in relation to the Vessel;

(vi)	all moneys which are at any time payable under the insurances in respect of loss of Earnings;

(vii)	if and whenever the Vessel is employed on terms whereby any moneys falling within (i) to (vi) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Vessel;

(viii)	any other money whatsoever due or to become due to the Assignor in relation to the Vessel; and

(ix)	all proceeds of the foregoing; and

(b) that you are hereby irrevocably authorized and instructed to pay as from the date hereof all of such aforesaid moneys as follows (or to such other account as the Assignee may direct from time to time):

Bank Name: Citibank, NA

Address: 399 PARK AVENUE, NEW YORK, NEW YORK 10043, USA

Account Name: Pacific Drilling V Limited

Account Number: [—]

ABA/Routing: [—]

Swift: [—]

DATED: [•], 20[•]

PACIFIC DRILLING V LIMITED

By:
Name:
Title:

ANNEX C

Form of Insurance Assignment

ASSIGNMENT OF INSURANCES

given by

PACIFIC DRILLING V LIMITED,

as the Assignor

in favor of

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as the Assignee

[DATE]

PACIFIC KHAMSIN

ASSIGNMENT OF INSURANCES

PACIFIC KHAMSIN

THIS ASSIGNMENT OF INSURANCES (as amended, supplemented or otherwise modified from time to time, this “Assignment”), dated as of [•], 20[•], is made by PACIFIC DRILLING V LIMITED, a British Virgin Islands company limited by shares, with its registered office located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands VG1110 (the “Assignor”), in favor of DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation (“DBTCA”), in its capacity as Collateral Agent for the Secured Parties (as such terms are defined in the hereinafter described Indenture) (in such capacity, together with its successors and assigns in such capacity, the “Assignee”).

W I T N E S S E T H   T H A T :

WHEREAS:

(A) The Assignor is the sole owner of the whole of the Liberian registered mobile offshore drilling unit PACIFIC KHAMSIN (the “Vessel”), Official No. [•];

(B) The Assignor has entered into an Indenture dated as of November 28, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”) among the Assignor, as issuer, Pacific Drilling S.A., a corporation organized and existing under the laws of Luxembourg, and certain subsidiaries of the Assignor from time to time party thereto, as guarantors (collectively, the “Guarantors”), the Assignee and DBTCA, as Trustee, pursuant to which the Assignor issued to certain purchasers, upon the terms and conditions contained therein, its 7.250% Senior Secured Notes (the “Notes”), in an aggregate original principal amount of Five Hundred Million United States Dollars (U.S. $500,000,000), with the right to issue up to an additional Fifty Million United States Dollars (U.S. $50,000,000) aggregate principal amount of the Notes; and

(C) Pursuant to the terms of the Indenture, the Assignor has agreed to execute and deliver to the Assignee, on behalf of the Secured Parties, as security for the obligations of the Assignor under or in connection with the Indenture and the Notes, an assignment of all the proceeds of certain insurances taken out in respect of the Vessel or its operations.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by the Assignor, the Assignor hereby agrees as follows:

SECTION 1. Defined Terms. Except as otherwise defined herein, terms defined in the Indenture shall have the same meanings when used herein.

In addition, as used herein, “Secured Obligations” means (i) all advances to, and debts, liabilities, obligations, covenants and duties of, the Assignor or any Guarantor arising under any of the Indenture, the Notes, this Assignment and the other Note Documents (including all principal, premium, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable or arising thereunder), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Assignor or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding (all such obligations and liabilities being herein collectively called the “Notes Obligations”); (ii) any and all sums advanced by the Collateral Agent or the Trustee, as applicable, in order to preserve the Collateral or preserve its security interest in the Collateral; and (iii) in the event of any proceeding for the collection or enforcement of any Notes Obligations, after an Event of Default shall have occurred and be continuing, the expenses of taking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by the Collateral Agent or the Trustee, as applicable, of its rights under the Collateral Agreements, together with attorneys’ fees and expenses and court costs. It is acknowledged and agreed that the “Secured Obligations” shall include obligations of the types described above, whether outstanding on the date of this Assignment or after the date of this Assignment.

SECTION 2. Grant of Security. As collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations, the Assignor, as legal and beneficial owner, does hereby assign, transfer and set over unto the Assignee, for the benefit of the Secured Parties, and does hereby grant the Assignee, for the benefit of the Secured Parties, a continuing security interest in, all of the Assignor’s right, title and interest in, to and under the following (collectively, the “Assigned Property”): (a) all monies payable to the Assignor under policies and contracts of insurance from time to time taken out by or on behalf of the Assignor in respect of the Vessel or its operations in regard to (i) hull and machinery (including increased value insurance) and (ii) loss of hire (such insurances, collectively, “Insurances”) and (b) all proceeds of all of the foregoing; provided, however, that notwithstanding anything to the contrary contained in this Section 2, the security interest created by this Assignment shall not extend to, and the term “Assigned Property” shall not include, any Excluded Property.

SECTION 3. Loss Payable Clauses. The Assignor shall ensure that: (a) all Insurances, as such Insurances relate to the Vessel, in respect of hull and machinery (including increased value insurance) shall contain a loss payable clause in substantially the form attached hereto as Exhibit 1; and (b) all Insurances in respect loss of hire shall contain a loss payable clause in substantially the form attached hereto as Exhibit 2.

SECTION 4. Covenants and Undertakings; Notices. The Assignor hereby covenants with the Assignee and undertakes that: (a) it shall do or permit to be done each and every act or thing which the Assignee may from time to time require to be done for the purpose of enforcing the Assignee’s rights under this Assignment and shall allow its name to be used as and when required by the Assignee for that purpose; and

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(b) it shall forthwith give notice substantially in the form annexed hereto as Exhibit 3, or cause its insurance brokers to give notice, of this Assignment to all insurers, underwriters, clubs and associations providing the Insurances and request that such notice be endorsed on all the policies and entries of Insurances.

SECTION 5. No Duty of Inquiry. The Assignee shall not be obliged to make any inquiry as to the nature or sufficiency of any payment received by it hereunder or to make any claim or take any other action to collect any moneys or to enforce any rights and benefits hereby assigned to the Assignee or to which the Assignee may at any time be entitled hereunder. The Assignor shall remain liable to perform all of its obligations in relation to the Assigned Property and the Assignee shall be under no obligation of any kind whatsoever in respect thereof or be under any liability whatsoever (including, without limitation, any obligation or liability with respect to the payment of premiums, calls, assessments or any other sums at any time due and owing in respect of the Insurances) in the event of any failure by the Assignor to perform such obligations.

SECTION 6. Power of Attorney. The Assignor does hereby irrevocably appoint and constitute the Assignee as the Assignor’s true and lawful attorney-in-fact with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys assigned hereby, to endorse any checks or other instruments or orders in connection therewith, to file any claims or take any action or institute any proceedings which the Assignee may deem to be necessary or advisable and otherwise to do any and all things which the Assignor itself could do in relation to the Assigned Property. Anything in this Section 6 to the contrary notwithstanding, (a) the Assignee agrees that it will not exercise any rights under the power of attorney provided for in this Section 6 unless an Event of Default shall have occurred and be continuing, and (b) the parties agree that the grant of the power of attorney set forth in this Section 6 shall not be deemed to create an obligation on the part of the Assignee to take any one or more of the actions described herein.

SECTION 7. UCC Filings. The Assignor does hereby authorize the Assignee to do all things the Assignee may deem to be necessary or advisable in order to perfect or maintain the security interest granted by this Assignment including, but not limited to, filing any and all Uniform Commercial Code financing statements or renewals thereof in any applicable jurisdictions. For the avoidance of doubt, nothing herein shall require the Assignee to file any such financing statements or any continuation statements, or be responsible for maintaining the security interests purported to be created by this Assignment (except for the safe custody of any Assigned Property in its possession and the accounting for moneys actually received by it under this Assignment) and such responsibility shall be solely that of the Assignor.

SECTION 8. Application of Proceeds. All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be applied in accordance with the terms of the Indenture.

SECTION 9. Miscellaneous.

9.1 Further Assurances. The Assignor agrees that if this Assignment shall at any time be insufficient in whole or in part to create a valid security interest in the Assigned

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Property, it shall execute or cause to be executed such other documents or deliver or cause to be delivered such further assurances as may be necessary in order to create a valid security interest in the Assigned Property.

9.2 Remedies Cumulative and Not Exclusive; No Waiver. No failure on the part of the Assignee or any Secured Party to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Assignment shall in any manner impair or affect other security for the Secured Obligations. The rights and remedies of the Assignee provided herein and in the other Note Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

9.3 Successors and Assigns. This Assignment and all obligations of the Assignor hereunder shall be binding upon the successors and assigns of the Assignor and shall, together with the rights and remedies of the Assignee hereunder, inure to the benefit of the Assignee and its successors and assigns.

9.4 Waiver; Amendment. No amendment, modification or waiver of any provision of this Assignment, and no consent to any departure by the Assignor herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Article 9 of the Indenture.

9.5 Invalidity. Any provision of this Assignment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof or thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

9.6 Notices. All notices and other communications provided for hereunder shall be in English and shall be either (i) in writing (including facsimile communication) and mailed by first class mail (registered or certified, return receipt requested), overnight air courier guaranteeing next day delivery, facsimile transmission or otherwise delivered in person or (ii) by electronic mail in portable document format (.pdf) (if electronic mail addresses are designated as provided below) confirmed immediately in writing, addressed to the Assignor or the Assignee, as applicable, at its address set forth below or at such other address as shall be designated by the Assignor or the Assignee, as applicable, in a written notice to the other Person.

If to the Assignor:

Pacific Drilling V Limited

3050 Post Oak Blvd., Suite 1500

Houston, Texas 77056

Attention: Treasurer

Facsimile: (713) 583-5777

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If to the Assignee:

Deutsche Bank Trust Company Americas

Trust & Agency Services

60 Wall Street, MS NYC60-2710

New York, New York 10005

Attention: Corporates Team Deal Manager – Pacific Drilling V Limited

Facsimile: (732) 578-4635

with a copy to:

Deutsche Bank Trust Company Americas

c/o Deutsche Bank National Trust Company

Trust & Agency Services

100 Plaza One, Mailstop JCY03-0699

Jersey City, New Jersey 07311

Attention: Corporates Team Deal Manager – Pacific Drilling V Limited

Facsimile: (732) 578-4635

All such notices and other communications shall, when mailed, transmitted by facsimile, sent by electronic mail or otherwise, be deemed to have been duly given five Business Days after being deposited in the mail, postage prepaid, the next Business Day after timely delivery to the courier, after receipt is acknowledged of a facsimile transmission, after receipt of electronic mail is confirmed in writing, or at the time delivered by hand if personally delivered, respectively, addressed as aforesaid; except that notices and other communications to the Assignee shall not be effective until received by the Assignee.

9.7 Electronic Delivery. Delivery of an executed copy of this Assignment by facsimile or electronic transmission shall be deemed as effective as delivery of an originally executed copy. In the event that the Assignor delivers an executed copy of this Assignment by facsimile or electronic transmission, the Assignor shall also deliver an originally executed copy as soon as practicable, but the failure of the Assignor to deliver an originally executed copy of this Assignment shall not affect the validity or effectiveness of this Assignment.

9.8 References. References herein to Sections and Exhibits are to be construed as references to sections of, and exhibits to, this Assignment, unless the context otherwise requires.

9.9 Headings. In this Assignment, Section headings are inserted for convenience of reference only and shall not be taken into account in the interpretation of this Assignment.

9.10 Termination. Upon the payment in full in cash of all of the Secured Obligations, the continuing security interest granted hereby shall terminate and all rights to the Assigned Property shall revert to the Assignor. Upon any such termination, the Assignee will, at the Assignor’s sole expense, execute and deliver to the Assignor such documents as the Assignor shall reasonably request to evidence such termination.

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9.11 Discretion of the Assignee. Notwithstanding anything else to the contrary herein, the Assignee shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers required in writing by the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (or such other number or percentage of the aggregate principal amount of Notes as shall be necessary under the circumstances as provided in the Indenture); provided, however, that if the taking or exercise of any such discretionary action could reasonably be expected to expose the Assignee to any loss, liability or expense, the Assignee shall have received, upon request therefor, indemnity or security (or both) satisfactory to it against such loss, liability or expense that might be incurred in connection therewith. Whenever reference is made herein to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Assignee or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Assignee, it is understood that in all cases the Assignee shall have no duty and shall be fully justified in failing or refusing to take any such action under unless it shall have received written instructions from the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (or such other number or percentage of the aggregate principal amount of Notes as shall be necessary under the circumstances as provided in the Indenture), subject to the proviso set forth in the immediately preceding sentence.

SECTION 10. Governing Law, Jurisdiction and Waivers.

10.1 Governing Law. THIS ASSIGNMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, EXCEPT AS REQUIRED BY MANDATORY PROVISIONS OF LAW AND EXCEPT TO THE EXTENT THAT THE PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST CREATED HEREBY, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.

10.2 Submission to Jurisdiction. The Assignor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Assignment, or for recognition or enforcement of any judgment, and the Assignor hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court. The Assignor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided that enforcement is subject to the laws of any such jurisdiction. Nothing in this Assignment or any other Note Document shall affect any right that any Secured Party may otherwise have to bring any action or proceeding relating to this Assignment in the courts of any jurisdiction. The Assignor irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Assignment in any court

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referred to in this Section 10.2. The Assignor hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

10.3 WAIVER OF JURY TRIAL. THE ASSIGNOR HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY.

[Signature page follows]

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IN WITNESS WHEREOF, the Assignor has caused this Assignment to be executed and delivered as of the day and year first above written.

PACIFIC DRILLING V LIMITED

By:
Name:
Title:

Assignment of Insurances

Acknowledged and Agreed to on the day and year first above written:

DEUTSCHE BANK TRUST COMPANY AMERICAS, as the Assignee By: Deutsche Bank National Trust Company

By:
Name:
Title:

By:
Name:
Title:

Assignment of Insurances

Exhibit 1

LOSS PAYABLE CLAUSE

Hull and Machinery (Marine & War Risks)

Loss with respect to Liberian registered mobile offshore drilling unit PACIFIC KHAMSIN (the “Vessel”), Official No. [•], if any, shall be payable to the order of DEUTSCHE BANK TRUST COMPANY AMERICAS, as collateral agent for itself and certain other secured parties (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”), to the following deposit account:

Bank Name: Citibank, NA

Address: 399 PARK AVENUE, NEW YORK, NEW YORK 10043, USA

Account Name: Pacific Drilling V Limited

Account Number: [—]

ABA/Routing: [—]

Swift: [—]

(or to any such other account and/or bank as the Collateral Agent may notify to the Insurer from time to time in writing).

Exhibit 2

LOSS PAYABLE CLAUSE

Loss of Hire

Loss, if any, shall be payable to DEUTSCHE BANK TRUST COMPANY AMERICAS, as collateral agent for itself and certain other secured parties (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”), for distribution by the Collateral Agent to itself and to PACIFIC DRILLING V LIMITED (the “Owner”), as their respective interests may appear, or order, except that, unless underwriters have been otherwise instructed by notice in writing from the Collateral Agent, the underwriters may pay the proceeds of such insurance directly to the Owner.

Exhibit 3

NOTICE OF ASSIGNMENT OF INSURANCES

TO:

TAKE NOTICE:

(a)	that by an Assignment of Insurances dated as of [•], 20[•] (as amended, supplemented or otherwise to date, the “Assignment of Insurances”) made by PACIFIC DRILLING V LIMITED (the “Assignor”, “we” or “us”) to DEUTSCHE BANK TRUST COMPANY AMERICAS, as collateral agent for certain secured parties (in such capacity, together with its successors and assigns in such capacity, the “Assignee”), a copy of which is attached hereto, we have assigned to the Assignee, inter alia, all our right, title and interest in, to and under (i) all monies payable to us under policies and contracts of insurance from time to time taken out by us or on behalf of us in respect of the Liberian registered mobile offshore drilling unit PACIFIC KHAMSIN, (the “Vessel”), Official No. [•] or its operations in regard to (x) hull and machinery (including increased value insurance) and (y) loss of hire (such insurances, collectively, “Insurances”) and (ii) all proceeds of all of the foregoing;

(b)	that you are hereby irrevocably authorized and instructed to pay as from the date hereof all payments under all Insurances in accordance with the loss payable clause in Exhibit 1 or Exhibit 2, as applicable, of the Assignment of Insurances; and

(c)	that you are hereby requested and instructed to endorse the assignment, notice of which is given to you herein, on all policies or entries in respect of the Insurances.

DATED: [•], 20[•]

PACIFIC DRILLING V LIMITED

By:
Name:
Title:

ANNEX D

Form of Samsung Construction Contract Assignment

DATED 28 NOVEMBER 2012

PACIFIC DRILLING V LIMITED,

as the Assignor,

in favour of

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as the Collateral Agent

SECURITY ASSIGNMENT OF

CONTRACT

Table of Contents

1	DEFINITIONS AND INTERPRETATION	1
1.1	Definitions	1
1.2	Construction	3
1.3	Third Party Rights	4
2	ASSIGNMENT	4
2.1	Assigned Property	4
2.2	Notice of Assignment	4
2.3	Assignor still liable	4
3	REPRESENTATIONS AND WARRANTIES	4
3.1	Status	4
3.2	Binding obligations	5
3.3	Non-conflict with other obligations	5
3.4	Power and authority	5
3.5	Validity and admissibility in evidence	5
3.6	Governing law and enforcement	5
3.7	Assigned Property	5
3.8	No filing or stamp taxes	6
4	FURTHER ASSURANCE	6
4.1	Further assurance	6
5	CONSTRUCTION CONTRACT	6
5.1	Performance of obligations and exercise of rights	6
5.2	Information	6
6	ENFORCEMENT	6
6.1	When security becomes enforceable	6
6.2	Sections 101 and 103 of the LPA	7
6.3	Collateral Agent’s rights	7
6.4	LPA rights and immunities	8
6.5	Statutory powers	8
6.6	Redemption of prior security interests	8
6.7	Delegation	8
7	RECEIVER	8
7.1	Appointment of Receiver	8
7.2	Capacity of Receivers	8
7.3	Statutory powers of appointment	9
7.4	Removal	9
7.5	Relationship with Collateral Agent	9
8	POWERS OF RECEIVER	9
8.1	General	9
8.2	More than one Receiver	10
9	APPLICATION OF PROCEEDS	10
10	LIABILITY OF COLLATERAL AGENT AND RECEIVERS	10
11	POWER OF ATTORNEY	11
11.1	Appointment	11
11.2	Ratification	11
12	CURRENCY INDEMNITY	11
13	EXPENSES	11
13.1	Costs, charges and expenses	11
13.2	Taxes	12
14	RELEASE OF SECURITY	12
14.1	Release	12

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15	SAVING PROVISIONS	12
15.1	Continuing Security	12
15.2	Reinstatement	12
15.3	Immediate recourse	13
15.4	Appropriations and suspense account	13
15.5	Additional Security	13
16	PROTECTION OF THIRD PARTIES	13
16.1	No duty to enquire	13
16.2	Consideration	14
17	INDEMNITY	14
18	ASSIGNMENT	14
18.1	Successors and Assigns	14
18.2	The Assignor	14
18.3	The Collateral Agent	14
19	NOTICES, ETC.	15
19.1	Addresses and Delivery	15
19.2	English language	16
20	MISCELLANEOUS	16
20.1	Waiver	16
20.2	Discretions	16
20.3	Amendments; Waivers	16
20.4	Severability	17
20.5	Counterparts	17
20.6	Powers cumulative	17
20.7	Certificate conclusive and binding	17
21	GOVERNING LAW AND JURISDICTION	17
21.1	Law	17
21.2	Jurisdiction	17
21.3	Service of process	18
22	WAIVER OF IMMUNITY AND SECURITY FOR COSTS	18
22.1	Waiver of immunity	18
22.2	Security for costs	18
22.3	U.S.A. Patriot Act	18
22.4	Force Majeure	19
22.5	Discretion of the Collateral Agent	19
SCHEDULE		2

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THIS DEED is made on the 28th of November, 2012

BETWEEN:

(1)	PACIFIC DRILLING V LIMITED, a British Virgin Islands company limited by shares and having its registered office at Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands (the “Assignor”); and

(2)	DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation, in its capacity as collateral agent for the Secured Parties (as defined below) pursuant to the Indenture (as defined below) (the “Collateral Agent”).

RECITALS

(A)	The Collateral Agent and the Assignor enter into this Deed in connection with the Indenture.

(B)	It is intended that this document takes effect as a deed notwithstanding the fact that a party may execute the document under hand.

NOW THIS DEED WITNESSES as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Deed, capitalized terms defined (expressly or by reference) in the Indenture and not otherwise defined herein have the same meanings when used in this Deed and the following terms have the following meanings:

“Assigned Property” means all the Assignor’s rights, title, benefits, interests and claims, whether existing now or in the future, under and in respect of the Construction Contract and including:

(i)	any form of security, bond, guarantee, indemnity or other support of any kind issued to or expressed to be for the benefit of the Assignor under or in respect of the Construction Contract (including each Refund Guarantee);

(ii)	any and all rights to make claims or otherwise require payment of any amount under, or performance of, any provision of the Construction Contract (including all of the Assignor’s rights to receive refund payments and interest thereon pursuant to Section 2 of Article X of the Construction Contract);

(iii)	the benefit of the right to sue on all representations, warranties, undertakings or other assurances given to the Assignor under and in respect of the Construction Contract; and

(iv)	all causes and rights of action arising under or in respect of the Construction Contract against the Builder.

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“Assignment Security” means all or any of the Security created or expressed to be created by or pursuant to this Deed.

“Builder” means Samsung Heavy Industries Co., Ltd. a corporation incorporated and existing under the laws of the Republic of Korea and having its registered office at 34th Floor, Samsung Life Insurance Seocho Tower 1321-15, Seocho-Dong, Seocho-Gu, Seoul, Korea 137-857.

“Construction Contract” means the Contract for Construction and Sale of a Drillship (Hull No. 2014), dated March 15, 2011, between the Assignor and the Builder, relating to the construction and sale to the Assignor of the Drilling Unit.

“Drilling Unit” means the ocean-going dynamically positioned drilling vessel named or to be named “Pacific Khamsin”, with hull number 2014.

“Indenture” means the Indenture dated as of November 28, 2012, among the Assignor, the Guarantors party thereto, Deutsche Bank Trust Company Americas, as Trustee, and the Collateral Agent.

“Insolvency” in relation to any person, refers to that person undergoing, or being subject to, any winding-up, bankruptcy, receivership, administration, re-organisation, scheme of arrangement or composition, moratorium, assignment for the benefit of creditors or any analogous event or proceeding.

“LPA” means the Law of Property Act 1925.

“Party” means a party to this Deed.

“Refund Guarantee” means (i) the Letter of Refundment Guarantee No. 09018709 issued by Zurich American Insurance Company in favour of the Assignor for the account of the Builder and (ii) any other letter of guarantee or other similar instrument issued in favour of the Assignor for the purpose of assuming the refund to the Assignor of instalment payments made under the Construction Contract, in each case as amended, restated, supplemented or otherwise modified from time to time.

“Receiver” means an administrative receiver, receiver and manager or other receiver appointed in respect of the Assigned Property.

“Secured Obligations” means (i) all advances to, and debts, liabilities, obligations, covenants and duties of, the Assignor or any Guarantor arising under any of the Indenture, the Notes, this Deed and the other Note Documents (including all principal, premium, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable or arising thereunder), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Assignor or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding (all such obligations and liabilities being herein collectively called the “Notes Obligations”); (ii) any and all sums advanced by the Collateral Agent or the Trustee, as applicable, in order to preserve the Collateral or

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preserve its security interest in the Collateral; and (iii) in the event of any proceeding for the collection or enforcement of any Notes Obligations, after an Event of Default shall have occurred and be continuing, the expenses of taking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by the Collateral Agent or the Trustee, as applicable, of its rights under the Collateral Agreements, together with attorneys’ fees and expenses and court costs. It is acknowledged and agreed that the “Secured Obligations” shall include obligations of the types described above, whether outstanding on the date of this Deed or after the date of this Deed.

“Secured Parties” means the Collateral Agent, the Trustee, the Holders and each other holder from time to time of any Secured Obligations, and their respective successors and assigns.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Period” means the period beginning on the date of this Deed and ending on the date on which all the Secured Obligations have been paid and discharged in full in cash.

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Deed to:

(i)	the “Assignor” or the “Collateral Agent” shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	“this Deed”, the “Indenture”, any other “Note Document”, the “Construction Contract” or any other agreement or instrument is a reference to this Deed, the Indenture, such other Note Document, the Construction Contract or other agreement or instrument as amended, supplemented, extended, restated, novated and/or replaced in any manner from time to time (however fundamentally and even if any of the same increases the Assignor’s obligations or provides for further advances);

(iii)	“including” or “includes” means including or includes without limitation;

(iv)	“assets” includes present and future properties, revenues and rights of every description;

(v)	a provision of law is a reference to that provision as amended or re-enacted; and

(vi)	the singular includes the plural and vice versa.

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(b)	References to clauses, paragraphs and schedules are to be construed, unless otherwise stated, as references to clauses, paragraphs and schedules of this Deed and references to this Deed include its schedules.

(c)	Clause and schedule headings are for ease of reference only and shall not affect the construction of this Deed.

(d)	The Parties intend that this document shall take effect as a deed notwithstanding the fact that a Party may only execute this document under hand.

1.3	Third Party Rights

A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any terms of this Deed (other than a Receiver or delegate of the Collateral Agent as specified herein).

2	ASSIGNMENT

2.1	Assigned Property

The Assignor, with full title guarantee, and as continuing security for the payment and discharge of all the Secured Obligations, assigns and agrees to assign absolutely to the Collateral Agent all the Assigned Property.

2.2	Notice of Assignment

The Assignor shall on the date of this Deed deliver to the Builder a notice of the assignment in the form set out in the Schedule (Form of Notice of Assignment).

2.3	Assignor still liable

The Collateral Agent shall not be under any obligation or liability to the Assignor or any other person for the performance of obligations or discharge of liabilities under or in respect of the Construction Contract (whether before or after an Event of Default) and the Assignor shall at all times remain liable to perform all obligations expressed to be assumed by it in respect of the Construction Contract.

3	REPRESENTATIONS AND WARRANTIES

The Assignor makes the representations and warranties set out in this Clause 3 to the Collateral Agent on the date of this Deed.

3.1	Status

(a)	It is a business company organised and existing under the laws of the British Virgin Islands.

(b)	It has the power to own its assets and carry on its business as it is being conducted.

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3.2	Binding obligations

This Deed has been duly executed and delivered by the Assignor and the obligations expressed to be assumed by it in this Deed are legal, valid, binding and enforceable obligations.

3.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, this Deed do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	its constitutional documents; or

(c)	any agreement or instrument binding upon it or any of its assets or constitute a default or termination event (however described) under any such agreement or instrument.

3.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Deed and the transactions contemplated by this Deed.

3.5	Validity and admissibility in evidence

All governmental and other authorisations, approvals, licences and consents required or desirable to enable it lawfully to enter into, exercise its rights and comply with its obligations under this Deed, and to make this Deed admissible in evidence in its jurisdiction of incorporation have been obtained or effected and are in full force and effect.

3.6	Governing law and enforcement

(a)	The choice of English law as the governing law of this Deed will be recognised and enforced in its jurisdiction of incorporation.

(b)	Any judgment obtained in England in relation to this Deed will be recognised and enforced in its jurisdiction of incorporation.

3.7	Assigned Property

(a)	The Construction Contract is in full force and effect.

(b)	Other than the Builder’s consent rights set forth in Article XIV of the Construction Contract, there are no restrictions on the Assignor’s ability to assign all or any of its rights under the Construction Contract, whether contained in the Construction Contract or in any other document.

(c)	This Deed and the Assignment Security hereunder has and will have first ranking priority and it is not subject to any prior ranking or pari passu Security (subject to Permitted Collateral Liens).

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3.8	No filing or stamp taxes

Under the law of its jurisdiction of incorporation it is not necessary that this Deed be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to this Deed or the transactions contemplated by this Deed.

4	FURTHER ASSURANCE

4.1	Further assurance

The Assignor shall, at its own expense, promptly take whatever action the Collateral Agent may reasonably require:

(a)	to create, perfect or protect the Assignment Security or the priority of the Assignment Security, it being understood, for the avoidance of doubt, that the Assignor shall be solely responsible for the creation, perfection, protection and priority of the Assignment Security; or

(b)	to facilitate the realisation of the Assigned Property or the exercise of any rights vested in the Collateral Agent or any Receiver,

including executing any transfer, charge, assignment or assurance of any of the Assigned Property (whether to the Collateral Agent or its nominees or otherwise), making any registration and giving any notice, order or direction.

5	CONSTRUCTION CONTRACT

5.1	Performance of obligations and exercise of rights

Following the enforcement of the Assignment Security, the Assignor shall take whatever steps the Collateral Agent or any Receiver requests to facilitate its exercise of the rights set out hereunder.

5.2	Information

The Assignor shall promptly supply the Collateral Agent with such information regarding the Construction Contract as the Collateral Agent may reasonably require.

6	ENFORCEMENT

6.1	When security becomes enforceable

(a)	The Assignment Security shall become immediately enforceable upon the occurrence of an Event of Default which is continuing.

(b)	After the Assignment Security has become enforceable, the Collateral Agent may, at the direction of the Trustee, acting at the direction of the Holders of a majority in aggregate principal amount of the Notes then outstanding, without notice to the Assignor or prior authorisation from any court, enforce all or any part of the Assignment Security in any manner that it sees fit.

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6.2	Sections 101 and 103 of the LPA

(a)	The powers conferred by Section 101 of the LPA, as varied and extended by this Deed, will arise (and the Secured Obligations shall be deemed due and payable for that purpose) on the date of this Deed.

(b)	Section 103 of the LPA (restricting the power of sale) and Section 93 of the LPA (restricting the right of consolidation) will not apply to this Deed and the Assignment Security including the exercise by the Collateral Agent of its powers hereunder.

6.3	Collateral Agent’s rights

When, and at any time after, the Assignment Security becomes enforceable, the Collateral Agent may, at the direction of the Trustee, acting at the direction of the Holders of a majority in aggregate principal amount of the Notes then outstanding, immediately and without notice to the Assignor exercise the following powers:

(a)	enforce all or any part of the Security (at the times, in the manner and on the terms it thinks fit);

(b)	to take possession of, get in and collect the Assigned Property (or proceeds thereof), and to require payment to it of revenues deriving therefrom;

(c)	to perform, repudiate, rescind or vary any Assigned Property;

(d)	to sell, transfer, assign, exchange or otherwise dispose of or realise all or any part of the Assigned Property to any person either by public offer or auction, tender or private contract and for a consideration of any kind (which may be payable or delivered in one amount or by instalments spread over a period or deferred);

(e)	to borrow or raise money either unsecured or on the security of the Assigned Property (either in priority to the Assignment Security or otherwise);

(f)	to settle, adjust, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands with or by any person who is or claims to be a creditor of the Assignor or relating to the Assigned Property;

(g)	to bring, prosecute, enforce, defend and abandon actions, suits and proceedings in relation to the Assigned Property or any business of the Assignor;

(h)	to manage and use the Assigned Property and to exercise and do (or permit the Assignor or any nominee of it to exercise and do) all such rights and things as the Collateral Agent would be capable of exercising or doing if it were the absolute beneficial owner of the Assigned Property, acting on behalf of the Holders; and

(i)	to do anything else for the realisation of the Assigned Property or incidental to the exercise of any of the rights conferred on the Collateral Agent under or by virtue of any Note Document to which the Assignor is party, the LPA or otherwise by law.

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6.4	LPA rights and immunities

Each Receiver and the Collateral Agent are entitled to all the rights, powers, privileges and immunities conferred by the LPA on mortgagees and receivers when such receivers have been duly appointed under the LPA, except that Section 103 of the LPA does not apply.

6.5	Statutory powers

The powers conferred by this Deed on the Collateral Agent are in addition to and not in substitution for the powers conferred on mortgagees and mortgagees in possession under the LPA, the Insolvency Act 1986 or otherwise by law and in the case of any conflict between the powers contained in any such Act and those conferred by this Deed the terms of this Deed will prevail.

6.6	Redemption of prior security interests

(a)	At any time after the Assignment Security has become enforceable, the Collateral Agent may, at the direction of the Trustee, acting at the direction of the Holders of a majority in aggregate principal amount of the Notes then outstanding:

(i)	redeem any prior security against any Assigned Property; and/or

(ii)	procure the transfer of that security to itself; and/or

(iii)	settle and pass the accounts of the prior mortgagee, assignee or Collateral Agent (and any accounts so settled and passed will be conclusive and binding on the Assignor).

(b)	The Assignor will pay all principal, interest, costs, charges and expenses of and incidental to any such redemption and/or transfer the same to the Collateral Agent promptly on demand

6.7	Delegation

The Collateral Agent may delegate in any manner to any person any rights exercisable by the Collateral Agent under this Deed. Any such delegation may be made upon such terms and conditions (including power to sub-delegate) as the Collateral Agent thinks fit.

7	RECEIVER

7.1	Appointment of Receiver

The Collateral Agent may, without further notice, appoint any one or more Persons by deed or otherwise in writing to be a Receiver of all or any part of the Assigned Property at any time after the Assignment Security has become enforceable or, if the Assignor asks the Collateral Agent in writing to do so, at any other time.

7.2	Capacity of Receivers

Each Person appointed to be a Receiver pursuant to Clause 7.1 (Appointment of Receiver) will be:

8

(a)	entitled to act individually or together with any other Person appointed or substituted as Receiver;

(b)	for all purposes deemed to be the agent of the Assignor which shall be solely responsible for such Person’s acts, defaults and liabilities and for the payment of such Person’s remuneration and no Receiver shall at any time act as agent for the Collateral Agent; and

(c)	entitled to remuneration for such Person’s services at a rate to be fixed by the Collateral Agent from time to time (without being limited to the maximum rate specified by the LPA) which will be payable by the Assignor alone and will constitute a Secured Obligation.

7.3	Statutory powers of appointment

The powers of appointment of a Receiver shall be in addition to all statutory and other powers of appointment of the Collateral Agent under the LPA (as extended by this Deed) or otherwise and such powers shall remain exercisable from time to time by the Collateral Agent in respect of any part of the Assigned Property.

7.4	Removal

The Collateral Agent may, from time to time, remove any Receiver appointed by it whenever it considers it expedient, and may appoint a new Receiver in the place of any Receiver whose appointment may for any reason have terminated.

7.5	Relationship with Collateral Agent

To the fullest extent permitted by law, any right, power or discretion conferred by this Deed (either expressly or impliedly) upon a Receiver of the Assigned Property may, after the Assignment Security has become enforceable, be exercised by the Collateral Agent in relation to any of the Assigned Property without first appointing a Receiver or notwithstanding the appointment of a Receiver.

8	POWERS OF RECEIVER

8.1	General

Each Receiver:

(a)	has, and is entitled to exercise, all of the rights, powers and discretions set out below in this Clause 8 in addition to those conferred by the LPA on any receiver appointed under the LPA;

(b)	will have all the powers given to the Collateral Agent under this Deed of taking possession of, calling in, collecting, converting into money and selling and dealing with the Assigned Property;

(c)	will have any of the other powers and discretions that are given to the Collateral Agent under this Deed that the Collateral Agent may from time to time confer on such Receiver;

(d)	will be entitled to the same protection that is given to the Collateral Agent under this Deed;

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(e)	may do all other acts and things which such Receiver considers desirable or necessary to enable such Receiver to realise any of the Assigned Property;

(f)	may exercise in relation to any of the Assigned Property all the powers, authorities and things that:

(i)	an administrative receiver would be entitled to exercise under Schedule 1 of the Insolvency Act 1986; and

(ii)	a Receiver would be capable of exercising if such Receiver were the absolute beneficial owner of the Assigned Property; and

(g)	may use the name of the Assignor for any of the above purposes.

8.2	More than one Receiver

If more than one Receiver holds office at the same time, each Receiver may exercise all of the powers conferred on a Receiver under this Deed individually and to the exclusion of any other Receivers (unless the document appointing such Receiver states otherwise).

9	APPLICATION OF PROCEEDS

All moneys received or recovered by the Collateral Agent or any Receiver pursuant to this Deed or the powers conferred by it shall (subject to the claims of any person having prior rights thereto and by way of variation of the provisions of the LPA) be applied as follows:

(a)	first, to amounts owing to the Trustee, the Collateral Agent or any Receiver in its capacity as such in accordance with the terms of the Note Documents, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee, the Collateral Agent or any Receiver and costs and expenses of collection incurred by the Trustee, the Collateral Agent or any Receiver;

(b)	second, to the Holders for amounts due and unpaid on the Notes for principal, premium, if any, interest, if any, and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, interest, if any, and Additional Amounts, if any, respectively;

(c)	third, to the Assignor or to such other Person as a court of competent jurisdiction shall direct.

10	LIABILITY OF COLLATERAL AGENT AND RECEIVERS

Neither the Collateral Agent nor any Receiver nor any delegate of the Collateral Agent or any Receiver shall (either by reason of taking possession of the Assigned Property or for any other reason and whether as mortgagee in possession or otherwise) be liable to the Assignor or any other person for any costs, losses, liabilities or expenses relating to the realisation of any Assigned Property or from any act, default, omission or misconduct of the Collateral Agent, any Receiver, any delegate of the Collateral Agent or any Receiver or their respective officers, employees, agents or nominees in relation to the Assigned Property, this Deed or in connection with the Note Documents.

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11	POWER OF ATTORNEY

11.1	Appointment

The Assignor by way of security irrevocably appoints the Collateral Agent and every Receiver severally to be its attorney (with full power of substitution) and in its name, on its behalf and as its act and deed to execute, deliver and perfect all documents and do all things that the attorney may consider to be required or desirable for:

(a)	doing anything which the Assignor is obliged to do (but has not done) under this Deed (including executing charges over, transfers, conveyances, assignments and assurances of, and other instruments, notices, orders and directions relating to, the Assigned Property); and

(b)	exercising any of the rights conferred on the Collateral Agent or any Receiver in relation to the Assigned Property or under any Note Document or by law.

Anything in this Clause 11 (Power of Attorney) to the contrary notwithstanding, (x) the Collateral Agent agrees that neither it nor any Receiver will exercise any rights under the power of attorney provided for in this Clause 11 (Power of Attorney) unless an Event of Default shall have occurred and be continuing, and (y) the Parties agree that the grant of the power of attorney set forth in this Clause 11 (Power of Attorney) shall not be deemed to create an obligation on the part of the Collateral Agent or any Receiver to take any one or more of the actions described herein.

11.2	Ratification

The Assignor ratifies and confirms and agrees to ratify and confirm whatever any such attorney shall do in the exercise or purported exercise of the power of attorney granted by it in Clause 11.1 (Appointment).

12	CURRENCY INDEMNITY

The Collateral Agent may convert any money received or realised by it under or pursuant to this Deed which is not in the currency in which such sums are due and payable from that currency into the currency in which such sum is due at the Collateral Agent’s spot rate of exchange at the time of the relevant conversion. The Collateral Agent shall not be responsible or liable for any costs and expenses or losses incurred as a result of any such conversion.

13	EXPENSES

13.1	Costs, charges and expenses

The Assignor shall promptly on demand pay or reimburse the Collateral Agent on a full indemnity basis for all costs, charges and expenses (including legal fees and disbursements) incurred or payable:

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(a)	by the Collateral Agent in connection with or arising out of the negotiation, preparation, execution, stamping and registration of this Deed, or any inspection, calculation, approval, consent, valuation, waiver, variation, release or discharge to be made or given by the Collateral Agent under this Deed; and

(b)	by the Collateral Agent and any Receiver and any agent, nominee or delegate of the Collateral Agent or any Receiver in connection with or arising out of the contemplated, actual, attempted or purported enforcement, exercise or preservation of any of their respective rights, powers and remedies under, this Deed.

13.2	Taxes

The Assignor shall pay when due all present and future stamp duties, transfer taxes and other like taxes, levies, charges and imposts and any interest, fines or penalties in relation thereto, and all registration, recording and other like fees, which may be payable in respect of this Deed and any documents executed pursuant hereto and the Assignor shall indemnify the Collateral Agent from and against all actions, suits, claims, demands, losses, liabilities, damages, costs and expenses which may be made or brought against or suffered or incurred by the Collateral Agent arising out of or in connection with any default in the payment thereof.

14	RELEASE OF SECURITY

14.1	Release

After the end of the Security Period, the Collateral Agent, at the request and cost of the Assignor, shall reassign the Assigned Property to the Assignor without recourse to, or any representation or warranty by, the Collateral Agent or any trustee, agent or nominee on its behalf.

15	SAVING PROVISIONS

15.1	Continuing Security

Subject to Clause 14 (Release of Security), the Assignment Security will:

(a)	remain in full force and effect as continuing security;

(b)	not be affected in any way by any settlement of account (whether or not any Secured Obligations remain outstanding) or other matter or thing whatsoever; and

(c)	be in addition to any other Security, guarantee or indemnity now or in the future held by the Collateral Agent in respect of any of the Secured Obligations.

15.2	Reinstatement

If any payment by the Assignor or any other surety or any discharge given by the Collateral Agent or any trustee or agent in its behalf (whether in respect of the obligations of the Assignor or any security for those obligations or otherwise) is avoided or reduced as a result of Insolvency or any similar event:

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(a)	the liability of the Assignor or any other surety shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)	the Collateral Agent and any trustee or agent on its behalf shall be entitled to recover the value or amount of the security or payment from the Assignor as if the payment, discharge, avoidance or reduction had not occurred.

The Collateral Agent may concede or compromise any claim that any payment, security or other deposition is liable to avoidance or restoration.

15.3	Immediate recourse

The Assignor waives any right it may have of first requiring the Collateral Agent (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Assignor under this Deed. This waiver applies irrespective of any law or any provision of a Note Document to the contrary.

15.4	Appropriations and suspense account

Until the end of the Security Period, the Collateral Agent (or any trustee or agent on its behalf) may without affecting the liability of the Assignor under this Deed:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by it (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Assignor shall not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account (with interest accruing thereon at such rate as the Collateral Agent may determine) any monies received from the Assignor or on account of the Assignor’s liability under this Deed without the Collateral Agent having any obligation to apply such monies and interest or any part thereof in or towards the discharge of any of the Secured Obligations.

15.5	Additional Security

This Deed is in addition to and is not in any way prejudiced by any other right, remedy, guarantee or security now or subsequently held by the Collateral Agent.

16	PROTECTION OF THIRD PARTIES

16.1	No duty to enquire

No person (including a purchaser) dealing with the Collateral Agent or any Receiver shall be concerned to enquire:

(a)	whether the Secured Obligations have become payable;

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(b)	whether any money remains due under any Note Document;

(c)	whether the rights of the Collateral Agent or the Receiver to exercise any of its powers has arisen or become exercisable;

(d)	whether any consents, regulations, restrictions or directions relating to such rights have been obtained or complied with;

(e)	otherwise as to the propriety or regularity of acts purporting or intended to be in exercise of any such rights; or

(f)	as to the application of any money borrowed or raised or paid to the Collateral Agent or to the Receiver.

16.2	Consideration

The receipt of the Collateral Agent or any Receiver shall be a conclusive discharge to a purchaser and, in making any sale or disposal of any of the Assigned Property or making any acquisition, the Collateral Agent or any Receiver may do so for such consideration, in such manner and on such terms as it thinks fit.

17	INDEMNITY

The Assignor shall indemnify the Collateral Agent, any Receiver and any agent, delegate or nominee of the Collateral Agent or any Receiver and the Collateral Agent’s directors, officers and employees (each an “Indemnified Party”) on demand against any cost, loss, liability or expense (however arising) incurred by any Indemnified Party as a result of or in connection with:

(a)	anything done or omitted in the exercise or purported exercise of the powers contained in this Deed;

(b)	the Assigned Property or the use or holding of them by any person; or

(c)	any breach by the Assignor of any of its obligations under this Deed.

18	ASSIGNMENT

18.1	Successors and Assigns

This Deed shall be binding upon and inure to the benefit of the parties to this Deed and their respective successors and permitted assigns.

18.2	The Assignor

The Assignor may not assign or transfer any of its rights or obligations under this Deed.

18.3	The Collateral Agent

The Collateral Agent may at any time assign all or any of its rights and benefits under this Deed to any successor collateral agent pursuant to Section 11.06 of the Indenture

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and this Deed shall remain in effect despite any amalgamation or merger (however effected) relating to the Collateral Agent. References to the Collateral Agent shall be deemed to include any assignee or successor in title of the Collateral Agent and any person who, under the laws of its jurisdiction of incorporation or domicile, has assumed the rights and obligations of the Collateral Agent under this Deed or to which under such laws the same have been transferred. In performing this Deed, the Collateral Agent shall be entitled to all of the rights, protections and immunities applicable to and accorded the Trustee as set forth in Article 7 of the Indenture.

19	NOTICES, ETC.

19.1	Addresses and Delivery

All notices and other communications provided for hereunder shall be either (i) in writing (including facsimile communication) and mailed by first class mail (registered or certified, return receipt requested), overnight air courier guaranteeing next day delivery, facsimile transmission or otherwise delivered in person or (ii) by electronic mail in portable document format (.pdf) (if electronic mail addresses are designated as provided below) confirmed immediately in writing, addressed to the applicable party at its address set forth below or at such other address as shall be designated by such party in a written notice to the other parties.

(a)	in the case of the Assignor:

Pacific Drilling V Limited
3050 Post Oak Blvd., Suite 1500
Houston, Texas 77056
Attention: Treasurer
Facsimile: (713) 583-5777

(b)	in the case of the Collateral Agent:

Deutsche Bank Trust Company Americas
Trust & Agency Services
60 Wall Street, MS NYC60-2710
New York, New York 10005
Attention: Corporates Team Deal Manager – Pacific Drilling V Limited
Fax: 732-578-4635

With a copy to:

Deutsche Bank Trust Company Americas
c/o Deutsche Bank National Trust Company
Trust & Agency Services
100 Plaza One, Mailstop JCY03-0699
Jersey City, New Jersey 07311
Attention: Corporates Team Deal Manager – Pacific Drilling V Limited
Fax: 732-578-4635

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All such notices and other communications shall, when mailed, transmitted by facsimile, sent by electronic mail or otherwise, be deemed to have been duly given five Business Days after being deposited in the mail, postage prepaid, the next Business Day after timely delivery to the courier, after receipt is acknowledged of a facsimile transmission, after receipt of electronic mail is confirmed in writing, or at the time delivered by hand if personally delivered, respectively, addressed as aforesaid; except that notices and other communications to the Collateral Agent shall not be effective until received by the Collateral Agent. Delivery by facsimile or portable document format (.pdf) transmission of an executed counterpart of any amendment or waiver of any provision of this Deed shall be effective as delivery of an original executed counterpart thereof.

19.2	English language

(a)	Any notice given under or in connection with this Deed must be in English.

(b)	All other documents provided under or in connection with this Deed must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Collateral Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

20	MISCELLANEOUS

20.1	Waiver

No failure to exercise, nor any delay in exercising, on the part of the Collateral Agent, any right or remedy under this Deed or any other Note Document shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law.

20.2	Discretions

Except as expressly provided hereunder, any discretion or power which may be exercised or any determination which may be made, pursuant to this Deed and the Assignment Security by the Collateral Agent or any Receiver may be exercised or made in its absolute and unfettered discretion.

20.3	Amendments; Waivers

(a)	No amendment, modification or waiver of any provision of this Deed, and no consent to any departure by the Assignor herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Article 9 of the Indenture.

(b)

No failure on the part of the Collateral Agent or any other Secured Party or any Receiver to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other

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right. Neither the execution nor the delivery of this Deed shall in any manner impair or affect other security for the Secured Obligations. The rights and remedies of the Collateral Agent and each Receiver provided herein and in the other Note Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

20.4	Severability

If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, the legality, validity or enforceability of such provision under the law of any other jurisdiction, and of the remaining provisions of this Deed, shall not be affected or impaired in any way.

20.5	Counterparts

This Deed may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

20.6	Powers cumulative

The rights, powers and remedies of the Collateral Agent contained in this Deed are cumulative and do not exclude any other rights, powers or remedies provided to the Collateral Agent by law.

20.7	Certificate conclusive and binding

A certificate signed by an authorised officer of the Collateral Agent stating any amount or rate for the purpose of this Deed shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.

21	GOVERNING LAW AND JURISDICTION

21.1	Law

This Deed and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of England.

21.2	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute regarding the existence, validity or termination of this Deed) (a “Dispute”).

(b)	The Assignor agrees that the courts of England are the most appropriate and convenient courts to settle Disputes.

(c)	This Clause 21.2 is for the benefit of the Collateral Agent only. As a result, the Collateral Agent shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Collateral Agent may take concurrent proceedings in any number of jurisdictions.

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21.3	Service of process

Without prejudice to any other mode of service allowed under any relevant law, the Assignor:

(a)	irrevocably appoints Law Debenture Corporate Services Limited as its agent for service of process in relation to any proceedings before the English courts in connection with this Deed; and

(b)	agrees that failure by a process agent to notify the Assignor of the process will not invalidate the proceedings concerned.

22	WAIVER OF IMMUNITY AND SECURITY FOR COSTS

22.1	Waiver of immunity

The Assignor irrevocably and unconditionally agrees not to claim and waives any immunity from proceedings brought by the Collateral Agent in connection with this Deed and to ensure no such claim is made on its behalf and irrevocably and unconditionally waives generally all immunity it or its assets may otherwise have in any jurisdiction, including immunity in respect of:

(a)	the bringing of any suit, action or proceeding;

(b)	the giving of any relief by way of injunction or order for specific performance or for the recovery of assets or otherwise; and

(c)	the issue of any process against its assets for the enforcement of a judgement or, in an action in rem, for the arrest, detention or sale of any of its assets and revenues.

22.2	Security for costs

To the extent that the Assignor may, in any suit, action or proceeding arising in connection with this Deed be entitled to the benefit of any provision requiring the Collateral Agent to post security for the costs of the Assignor or post a bond or to take any similar action, the Assignor irrevocably waives such benefit, to the fullest extent now and in the future permitted under applicable law.

22.3	U.S.A. Patriot Act

The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act), all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account. The parties to this Deed agree that they will provide to the Collateral Agent such information as it may request, from time to time, in order for the Collateral Agent to satisfy the requirements of the USA PATRIOT Act, including but not limited to, the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

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22.4	Force Majeure

The Collateral Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Collateral Agent that prevents the Collateral Agent from performing such act or fulfilling such duty, obligation or responsibility hereunder (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire, facsimile or other wire or communication facility).

22.5	Discretion of the Collateral Agent

Notwithstanding anything else to the contrary herein, the Collateral Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers required in writing by the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (or such other number or percentage of the aggregate principal amount of Notes as shall be necessary under the circumstances as provided in the Indenture); provided, however, that if the taking or exercise of any such discretionary action could reasonably be expected to expose the Collateral Agent to any loss, liability or expense, the Collateral Agent shall have received, upon request therefor, indemnity or security (or both) satisfactory to it against such loss, liability or expense that might be incurred in connection therewith. Whenever reference is made herein to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Collateral Agent or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Collateral Agent, it is understood that in all cases the Collateral Agent shall have no duty and shall be fully justified in failing or refusing to take any such action under unless it shall have received written instructions from the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (or such other number or percentage of the aggregate principal amount of Notes as shall be necessary under the circumstances as provided in the Indenture), subject to the proviso set forth in the immediately preceding sentence.

THIS DEED has been executed as a deed by the parties to it and is intended to be and is hereby delivered on the date stated at the beginning of this Deed.

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Executed and delivered as a deed on behalf of PACIFIC DRILLING V LIMITED, by	)	/s/ Christian J. Beckett Christian J. Beckett
	)	Authorised Signatory
Christian J. Beckett and Kinga E. Doris	)

being persons who, in accordance with the laws of that territory, are acting under the authority of the company	)	/s/ Kinga E. Doris Kinga E. Doris
	)	Authorised Signatory

)

Executed and delivered as a deed on behalf of DEUTSCHE BANK TRUST COMPANY AMERICAS, by DEUTSCHE BANK NATIONAL TRUST COMPANY	)	/s/ Rodney Gaughan Rodney Gaughan
	)	Vice President

)

and being persons who, in accordance with the laws of that territory, is acting under the authority of the company	)	/s/ Linda Reale Linda Reale
	)	Vice President

Signature Page to Security Assignment of Contract

SCHEDULE

[FORM OF]

NOTICE OF ASSIGNMENT

To:	SAMSUNG HEAVY INDUSTRIES CO., LTD.

Date: November 28, 2012

Ladies and Gentlemen,

1	We hereby give you notice that we have assigned to Deutsche Bank Trust Company Americas, as collateral agent (in such capacity, and together with its successors in such capacity, the “Collateral Agent”), pursuant to an assignment entered into by us in favour of the Collateral Agent dated November 28, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Assignment”), as continuing security, all our right, title and interest in and to the Contract for Construction and Sale of a Drillship (Hull No. 2014), dated as of March 15, 2011, among Pacific Drilling V Limited and Samsung Heavy Industries Co., Ltd., as the same may be amended, restated, supplemented or otherwise modified from time to time (the “Contract”), including all monies which may be payable in respect of the Contract.

2	We shall continue to be solely responsible for the performance of our obligations under or in connection with the Contract.

3	With effect from the date of your receipt of this notice:

(a)	all remedies provided for in the Contract or available at law or in equity shall be exercisable by, or at the direction of, the Collateral Agent;

(b)	all rights to compel performance of the Contract shall be exercisable by, or at the direction of, the Collateral Agent; and

(c)	all rights, interests and benefits whatsoever accruing to or for the benefit of ourselves arising from the Contract shall belong to the Collateral Agent.

4	Beginning on the business day following receipt of notice from the Collateral Agent that the security constituted by the Assignment has been enforced and until such time as the Collateral Agent provides written notice to yourselves to the contrary, you shall pay any and all amounts to which we are entitled under the Contract (including, without limitation, if applicable at such time, the refund payments) directly to an account specified by the Collateral Agent in writing to yourselves.

5	You are authorised and instructed, without requiring further approval from us, to provide the Collateral Agent with such information relating to the Contract as it may from time to time request and to send copies of all notices issued by you under the Contract to the Collateral Agent as well as to us.

6	This notice and the instructions herein contained may not be revoked or varied without the prior written consent of the Collateral Agent.

7	This notice is governed by English law.

Yours faithfully,

For and on behalf of

PACIFIC DRILLING V LIMITED

By:

We confirm our agreement to the terms of this notice and instruct you, in accordance with Clause 3 of this notice, and with effect from the date of your receipt of this notice, that all remedies provided for in the Contract (or otherwise available) and all rights to compel performance of the Contract shall be exercisable by Pacific Drilling V Limited until you receive written notification from us to the contrary.

For and on behalf of the

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Collateral Agent

By: Deutsche Bank National Trust Company

By:

By:

Notice of Assignment of Security Assignment of Contract

ANNEX E

Form of Vessel Mortgage

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THIS FIRST PREFERRED MORTGAGE (this “Mortgage”) is made and given this [•] day of [•], 2013 by PACIFIC DRILLING V LIMITED, a company organized and existing under the laws of British Virgin Islands and qualified as a foreign maritime entity under the laws of the Republic of Liberia, with offices at [•], British Virgin Islands (the “Owner”), in favor of DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation (in its individual capacity, “DBTCA”), with offices located at 60 Wall Street, New York, New York, 10005, acting not in its individual capacity, but solely as trustee under the Indenture (as such term is hereinafter defined) (in such capacity, the “Mortgagee”).

W H E R E A S :

A. The Owner is the sole owner of the whole of the vessel named PACIFIC KHAMSIN, Official Number [•], of about [•] gross tons and [•] net tons, registered and documented in the name of the Owner under the laws and flag of the Republic of Liberia.

B. The Owner has entered into an Indenture dated as of November 28, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”) among the Owner, as issuer, Pacific Drilling S.A., a corporation organized and existing under the laws of Luxembourg, and certain subsidiaries of the Owner, as guarantors (collectively, the “Guarantors”), the Mortgagee and DBTCA, as collateral agent for the Secured Parties (as defined in the Indenture), a copy of which is attached hereto as Exhibit A, pursuant to which the Owner issued to certain initial purchasers, upon the terms and conditions contained therein, its 7.250% Senior Secured Notes, in substantially the form attached as Exhibit 1 to the Indenture, in an aggregate original principal amount of Five Hundred Million United States Dollars (U.S. $500,000,000) (the “Initial Notes”), with the right to issue up to an additional Fifty Million United States Dollars (U.S. $50,000,000) aggregate principal amount thereof (the “Additional Notes” and, together with the Initial Notes, the “Notes”), totaling Five Hundred Fifty Million United States Dollars (U.S. $550,000,000), the Notes to mature on December 1, 2017, with interest being payable semiannually in arrears on June 1 and December 1 of each year commencing June 1, 2013.

C. The Owner, in order to secure the payment and performance of the Notes Obligations and the other Secured Obligations (as such terms are herein defined), has duly authorized the execution and delivery of this Mortgage under and pursuant to Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended, and this Mortgage, insofar as it relates to the Additional Notes, if any, is “given pursuant to agreement” within the meaning of Section 106A of said laws.

NOW, THEREFORE, THIS MORTGAGE WITNESSETH:

1.1 Definitions: In this Mortgage, unless the context otherwise requires:

(A)	“Event of Default” means the occurrence of any Event of Default as provided in Clause 7A hereof;

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(B)	“Insurances” when used herein shall have the same meaning as in the Indenture;

(C)	“ISM Code” means the International Safety Management Code for the Safe Operating of Ships and for Pollution Prevention constituted pursuant to Resolution A.741(18) of the International Maritime Organization and incorporated into the Safety of Life at Sea Convention and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

(D)	“ISM Documentation” means (i) the document of compliance and safety management certificate issued pursuant to the ISM Code in relation to the Vessel within the periods specified by the ISM Code, (ii) if applicable, the interim safety management certificate issued pursuant to the ISM Code in relation to the Vessel prior to or on the Delivery Date; (iii) all other documents and data which are relevant to the safety management system which is required to be developed, implemented and maintained under the ISM Code and its implementation and verification and (iv) any other documents which are prepared or which are otherwise relevant to establish and maintain the Vessel’s or the Owner’s compliance with the ISM Code;

(E)	“ISPC Code” means the International Ship and Port Facility Security Code adopted by the International Maritime Organization (as the same may be amended from time to time);

(F)	“Requisition Compensation” means all moneys or other compensation payable and belonging to the Owner by reason of requisition for title or other compulsory acquisition of the Vessel or otherwise than by requisition for hire;

(G)

“Secured Obligations” means (i) all advances to, and debts, liabilities, obligations, covenants and duties of, the Owner or any Guarantor arising under any of the Indenture, the Initial Notes, the Additional Notes, if any, issued between [the date of the first issuance of Additional Notes if any Additional Notes are issued prior to the Delivery Date][the date of this Mortgage if no Additional Notes are issued prior to the Delivery Date][1] and December 1, 2017, this Mortgage and the other Note Documents (including all principal, premium, interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable or arising thereunder), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter

[1]	NTD: Select and modify language as appropriate, depending on whether Additional Notes are issued prior to the Delivery Date.

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arising and including interest and fees that accrue after the commencement by or against the Owner or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding (all such obligations and liabilities being herein collectively called the “Notes Obligations”); (ii) any and all sums advanced by the Collateral Agent or the Trustee, as applicable, in order to preserve the Collateral or preserve its security interest in the Collateral; and (iii) in the event of any proceeding for the collection or enforcement of any Notes Obligations, after an Event of Default shall have occurred and be continuing, the expenses of taking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by the Collateral Agent or the Trustee, as applicable, of its rights under the Collateral Agreements, together with attorneys’ fees and expenses and court costs. It is acknowledged and agreed that the “Secured Obligations” shall include obligations of the types described above, whether outstanding on the date of this Mortgage or after the date of this Mortgage;

(H)	“Vessel” means the whole of the vessel described in Recital A hereof and includes its engines, machinery, boats, boilers, masts, rigging, anchors, chains, cables, apparel, tackle, outfit, spare gear, fuel, consumable and other stores, freights, belongings and appurtenances, whether on board or ashore, whether now owned or hereafter acquired, and any and all additions, improvements and replacements hereafter made in or to the said vessel, or any part thereof, or in or to the stores, belongings and appurtenances aforesaid except such equipment or stores which, when placed aboard said vessel, do not become the property of the Owner.

1.2. Other Defined Terms. Except as otherwise defined herein, capitalized terms defined in the Indenture shall have the same meaning when used herein.

2. Grant of Mortgage; Representations and Warranties.

2.1 In consideration of the premises and of other good and valuable consideration, the receipt and adequacy whereof are hereby acknowledged by the Owner, and in order to secure the payment and performance of the Secured Obligations, the Owner has granted, conveyed and mortgaged, and does by these presents grant, convey and mortgage, to and in favor of the Mortgagee, its successors and permitted assigns, the whole of the Vessel TO HAVE AND TO HOLD the same unto the Mortgagee, its successors and assigns, forever, upon the terms set forth in this Mortgage for the enforcement of the payment and performance of the Secured Obligations;

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PROVIDED, ONLY, and the conditions of these presents are such that, if the Secured Obligations are paid in full in cash, then, these presents and the rights of the Mortgagee under this Mortgage shall cease and terminate and the security interest hereby created shall be released and, in such event, the Mortgagee agrees by accepting this Mortgage, at the expense of the Owner, to execute all such documents as the Owner may reasonably require to discharge this Mortgage under the laws of the Republic of Liberia; otherwise to be and remain in full force and effect.

2.2 The Owner hereby represents and warrants to the Mortgagee that:

(A) The Owner is duly organized and validly existing as a company under the laws of the British Virgin Islands and duly qualified as a Liberian foreign maritime entity; it is duly authorized to mortgage the Vessel; all action necessary as required by law for the execution and delivery of this Mortgage has been duly and effectively taken; it has full power and authority to own and mortgage the Vessel; this Mortgage is a valid and enforceable obligation of the Owner, enforceable in accordance with its terms. All necessary consents and approvals for the entering into and performance of this Mortgage have been duly obtained or given and the entering into and performance of this Mortgage does not and will not contravene the terms of or constitute a default under (with or without giving of notice or lapse of time or both) any material agreement, instrument or document to which the Owner is a party or by which it or its properties are bound or affected. The Owner is now, and shall so remain until this Mortgage is discharged, fully qualified to own and operate vessels documented under Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended, and except as otherwise permitted hereunder, will remain qualified to document the Vessel in its name under the flag of the Republic of Liberia; and

(B) The Owner lawfully owns and is lawfully possessed of the whole of the Vessel free from any Lien whatsoever (other than Permitted Collateral Liens) and will warrant and defend the title and possession thereto and to every part thereof for the benefit of the Mortgagee against the claims and demands of all persons whomsoever; provided, however, that notwithstanding anything herein to the contrary, no intention to subordinate the security interest and Lien granted in favor of the Mortgagee hereunder is to be implied or expressed by the permitted existence of the Permitted Collateral Liens.

3. Payment of Notes Obligations. The Owner hereby further covenants and agrees to pay when due the Notes Obligations to the Mortgagee and the other Secured Parties or their respective successors or assigns and to comply with the covenants, terms and conditions herein and in the Indenture, in the Notes and in the other Note Documents, expressed or implied on its part to be observed, performed or complied with or applicable to it.

4. Covenants Regarding Security Granted Hereunder. It is declared and agreed that:

(A) The security created by this Mortgage shall be held by the Mortgagee as a continuing security for the payment and performance of the Secured Obligations and that the security so created shall not be satisfied by any intermediate payment or satisfaction of any part of the amount hereby and thereby secured;

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(B) Any settlement or discharge under this Mortgage between the Mortgagee and the Owner shall be conditional upon no security or payment to the Mortgagee or any other Secured Party by the Owner or any other Person being avoided or set-aside or ordered to be refunded or reduced by virtue of any provision or enactment relating to bankruptcy, insolvency or liquidation for the time being in force, and if such condition is not satisfied, the Mortgagee shall be entitled to recover from the Owner on demand the value of such security or the amount of any such payment as if such settlement or discharge had not occurred;

(C) The security created by this Mortgage shall be in addition to, and shall not in any way prejudice or affect, and may be enforced by the Mortgagee without prior recourse to, the security created by any of the other Note Documents, or by any present or future collateral instruments, right or remedy held by or available to the Mortgagee, any of the other Secured Parties or any Person acting on their behalf or any right or remedy of the Mortgagee, the other Secured Parties, or any Person acting on their behalf thereunder; and

(D) The rights of the Mortgagee under this Mortgage and the security hereby constituted shall not be prejudiced or affected by any act, omission, matter or thing which, but for this provision, might operate to impair, affect or discharge such rights and security, including without limitation, and whether or not known to or discoverable by the Owner, the Mortgagee, any of the other Secured Parties or any other Person:

(i)	any time or waiver granted to, or composition with, the Owner, any of the Guarantors or any other Person; or

(ii)	the taking, variation, compromise, renewal or release of or refusal or neglect to perfect or enforce any rights, remedies or securities against the Owner, any of the Guarantors or any other Person; or

(iii)	any legal limitation, disability, dissolution, incapacity or other circumstances relating to the Owner, any of the Guarantors or any other Person; or

(iv)	any amendment or supplement to the Indenture, the Notes or any of the other Note Documents; or

(v)	the unenforceability, invalidity or frustration of any obligations of the Owner, any of the Guarantors or any other Person under the Indenture, any of the Notes or any of the other Note Documents.

5. Affirmative Covenants and Insurances. The Owner further covenants with the Mortgagee and undertakes at all times until the Secured Obligations are paid in full in cash:

(A) to maintain its qualification in good standing as a foreign maritime entity under the laws of the Republic of Liberia;

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(B) to insure and keep the Vessel insured or cause or procure the Vessel to be insured and to be kept insured at no expense to the Mortgagee as provided in Section 4.25 of the Indenture;

(C) To keep the Vessel in a good and efficient state of repair so as to maintain its present class with [•] (or such other classification society of like standing) and so as to comply with the provisions of all laws, regulations and requirements (statutory or otherwise) from time to time applicable to vessels registered under the laws and flag of the Republic of Liberia, including, without limitation, to obtain all necessary ISM Documentation and to comply with the provisions of both the ISM Code and the ISPC Code;

(D) To submit or to cause the Vessel to be submitted to such periodical or other surveys as may be required for classification purposes and to supply to the Mortgagee upon request copies of all survey reports and class certificates issued in respect thereof;

(E) If an Event of Default shall have occurred and be continuing, to permit or to cause the Mortgagee to be permitted by surveyors or other Persons appointed by it on its behalf to board the Vessel at all reasonable times for the purpose of inspecting its condition or for the purpose of satisfying themselves in regard to proposed or executed repairs and to afford all proper facilities aboard the Vessel for such inspections (in a manner and at a time not to interfere with the normal operation of the Vessel);

(F) (i) To pay and discharge or cause to be paid and discharged all debts, damages and liabilities whatsoever which have given or may give rise to maritime or possessory Liens on or claims enforceable against the Vessel except for Permitted Collateral Liens and (ii) in event of arrest of the Vessel pursuant to legal process or in event of its detention in exercise or purported exercise of any such Lien as aforesaid to procure the release of the Vessel from such arrest or detention within fifteen (15) days of receiving notice thereof by providing bail or otherwise as the circumstances may require;

(G) Not to employ the Vessel or suffer its employment in any trade or business which is forbidden by applicable law or in carrying illicit or prohibited goods or in any manner whatsoever which may render it liable to condemnation or to destruction, seizure or confiscation and in event of hostilities in any part of the world (whether war be declared or not) not to employ the Vessel or suffer its employment in carrying any contraband goods or to enter or trade to or to continue to trade in any zone after it is declared a war zone by any government or by the Vessel’s war risk insurers unless the Mortgagee shall have first given its consent thereto in writing and the Owner at its expense shall have obtained such special insurance coverage as to extend to such voyage;

(H) Promptly to furnish or to use its best efforts to cause promptly to be furnished to the Mortgagee, to the extent not prohibited by any obligation of confidentiality, all such information as the Mortgagee may from time to time reasonably request regarding the Vessel, its employment, position and engagements, particulars of all towages and salvages and copies of all charters and other contracts for its employment or otherwise howsoever pertaining to the Vessel;

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(I) Promptly after learning of the same to notify or cause to be notified to the Mortgagee forthwith by electronic means (thereafter confirmed by letter) of:

(i)	any arrest or requisition of the Vessel or the exercise or purported exercise of any Lien on the Vessel or its Earnings; and

(ii)	any occurrence or circumstances forming the basis of any material Environmental Liability.

(J) To keep or to cause to be kept proper books of account of the Owner in respect of the Vessel and the Earnings and, if requested by the Mortgagee, to make such books available for inspection on behalf of the Mortgagee;

(K) To keep the Vessel registered under the laws of the Republic of Liberia and not do or cause to be done anything whereby such registration may be forfeited or imperiled;

(L) Not, unless expressly permitted by the terms of the Indenture, to sell, abandon or otherwise dispose of the Vessel or any interest therein or to suffer the disposition of any thereof;

(M) To pay promptly to the Mortgagee all moneys (including reasonable fees and expenses of counsel) whatsoever which the Mortgagee shall or may expend, be put to or become liable for, in or about the protection, maintenance or enforcement of the security created by this Mortgage or in or about the exercise by the Mortgagee of any of the powers vested in it hereunder;

(N) To comply with and satisfy all the requisites and formalities established by the laws of the Republic of Liberia to perfect this Mortgage as a legal, valid and enforceable first and preferred Lien upon the Vessel and to furnish to the Mortgagee from time to time such proofs as the Mortgagee may reasonably request for its satisfaction with respect to the compliance by the Owner with the provisions of this Section 5(N); and

(O) To place or to cause to be placed and at all times and places to retain or to cause to be retained a properly certified copy of this Mortgage on board the Vessel with its papers and cause this Mortgage to be exhibited to any and all Persons having business with the Vessel which might give rise to any Lien thereon other than Permitted Collateral Liens, and to any representative of the Mortgagee on demand; and to place and keep or to cause to be placed and kept prominently displayed in the chart room and in the Master’s cabin of the Vessel a framed printed notice in plain type in English of such size that the paragraph of reading matter shall cover a space not less than six inches wide by nine inches high, reading as follows:

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“NOTICE OF MORTGAGE

This Vessel is owned by PACIFIC DRILLING V LIMITED and is subject to a First Preferred Mortgage in favor of DEUTSCHE BANK TRUST COMPANY AMERICAS, as trustee for certain note holders under the authority of the Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended. Under the terms of the said First Preferred Mortgage, neither the Owner nor any charterer nor the Master of this Vessel nor any other person has any power, right or authority whatever to create, incur or permit to be imposed upon this Vessel any lien or encumbrance except for Permitted Collateral Liens (as defined in that certain Indenture dated as of November 28, 2012 (as amended, restated, supplemented or otherwise modified from time to time) among PACIFIC DRILLING V LIMITED, as issuer, PACIFIC DRILLING S.A. and certain subsidiaries of PACIFIC DRILLING V LIMITED from time to time party thereto, as guarantors, DEUTSCHE BANK TRUST COMPANY AMERICAS, as trustee and as collateral agent).”

6. Mortgagee’s Right to Cure. Without prejudice to any other rights, powers and remedies of the Mortgagee hereunder:

(i) in the event that the provisions of Section 4.25 of the Indenture or any of them shall not be complied with, the Mortgagee shall be at liberty, but not obligated and as often as may be necessary, to cure any such noncompliance, including, without limitation, to effect and thereafter to replace, maintain and renew all such Insurances upon the Vessel as it in its sole discretion may deem necessary or advisable in order to procure the compliance with such provisions or alternatively, to require the Vessel (at the Owner’s risk) to remain in, or to proceed to and remain in, a port designated by the Mortgagee until such provisions are fully complied with;

(ii) in the event that the provisions of Sections 5(C) and/or 5(D) hereof or any of them shall not be complied with, the Mortgagee shall be at liberty, but not obligated and as often as may be necessary, to arrange for the carrying out of such repairs, changes and/or surveys as it deems reasonably expedient or necessary in order to procure the compliance with such provisions; and

(iii) in the event that the provisions of Section 5(F) hereof or any of them shall not be complied with, the Mortgagee shall be at liberty, but not obligated and as often as may be necessary, to pay and discharge all such debts, damages and liabilities as are therein mentioned and/or to take any such measures as it deems reasonably expedient or necessary for the purpose of securing the release of the Vessel in order to procure the compliance with such provisions.

Any and all expenses incurred by the Mortgagee (including fees and expenses of counsel) in respect of its performances under the foregoing sub-sections (i), (ii) and (iii) shall be paid by the Owner on demand and shall constitute Secured Obligations hereunder.

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7. Events of Default and Remedies.

(A) The occurrence and continuation of an Event of Default under the Indenture shall constitute an Event of Default hereunder.

(B) If any Event of Default has occurred and is continuing, the Mortgagee shall be entitled to:

(i) demand payment by written notice to the Owner of the Notes Obligations, whereupon such payment by the Owner to the Mortgagee shall be immediately due and payable, anything contained in the Indenture, the Notes, this Mortgage or any of the other Note Documents to the contrary notwithstanding and without prejudice to any other rights and remedies of the Mortgagee or the other Secured Parties under the Indenture, the Notes, this Mortgage or any of the other Note Documents;

(ii) at any time and as often as may be necessary, take any such action as the Mortgagee may in its discretion deem necessary or advisable for the purpose of protecting the security created by this Mortgage and each and every expense or liability (including reasonable fees and expenses of counsel) so incurred by the Mortgagee in or about the protection of such security shall be repayable to it by the Owner promptly after demand, and shall constitute Secured Obligations hereunder. The Owner shall promptly execute and deliver to the Mortgagee such documents or cause promptly to be executed and delivered to the Mortgagee such documents, if any, and shall promptly do and perform such acts, if any, as in the reasonable opinion of the Mortgagee or its counsel may be necessary or advisable to facilitate or expedite the protection, maintenance and enforcement of the security created by this Mortgage;

(iii) exercise all the rights and remedies in foreclosure and otherwise given to the Mortgagee by any applicable law, including, without limitation, those under the provisions of Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended;

(iv) take possession of the Vessel, wherever the same may be, without prior demand and without legal process (when permissible under applicable law) and cause the Owner or other Person in possession thereof forthwith upon demand of the Mortgagee to surrender to the Mortgagee possession thereof as demanded by the Mortgagee;

(v) require that all policies, contracts, certificates of entry and other records relating to the Insurances (including details of and correspondence concerning outstanding claims) be forthwith delivered to such adjusters, brokers and/or other insurers as the Mortgagee may nominate;

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(vi) collect, recover, compromise and give a good discharge for all claims then outstanding or thereafter arising under the Insurances or any of them or in respect of the Vessel, the Earnings or Requisition Compensation or any part thereof, and to take over or institute (if necessary using the name of the Owner) all such proceedings in connection therewith as the Mortgagee in its absolute discretion deems necessary or advisable, and, in the case of the Insurances, to permit any brokers through whom collection or recovery is effected to charge the usual brokerage therefor;

(vii) discharge, compound, release or compromise claims against the Owner in respect of the Vessel, the Earnings or Requisition Compensation or any part thereof which have given or may give rise to any charge or Lien or other claim on the Vessel, the Earnings or Requisition Compensation or any part thereof or which are or may be enforceable by proceedings against the Vessel;

(viii) take appropriate judicial proceedings for the foreclosure of this Mortgage and/or for the enforcement of the Mortgagee’s rights hereunder or otherwise; recover judgment for any amount due by the Owner under the Indenture, the Notes or this Mortgage and collect the same out of any property of the Owner;

(ix) as permitted by the laws of Liberia and other applicable laws, sell the Vessel (having first given ten days written notice to the Owner), free from any claim by the Owner (whether in admiralty, in equity, at law or by statute) by public auction or private contract at such place and upon such terms as the Mortgagee in its absolute discretion may determine with power to postpone any such sale and without being answerable for any loss occasioned by such sale or resulting from postponement thereof and with the power, where the Mortgagee purchases the Vessel, to make payment of the sale price by making an equivalent reduction in the amount of the Secured Obligations;

(x) pending sale of the Vessel (either directly or indirectly) as permitted by the laws of Liberia and other applicable laws, manage, charter, lease, insure, maintain and repair the Vessel and to employ, sail or lay up the Vessel upon such terms, in such manner and for such period as the Mortgagee may reasonably deem expedient, and for any and/or all of the purposes aforesaid the Mortgagee shall be entitled to do all acts and things incidental or conducive thereto and in particular to enter into such arrangements respecting the Vessel, its insurance, management, maintenance, repair, classification and employment in all respects as if the Mortgagee were the owner of the Vessel and without being responsible for any loss incurred thereby;

(xi) recover from the Owner on demand any such losses as may be incurred by the Mortgagee in or about the exercise of the powers vested in the Mortgagee under Section 7(B)(x) above; and

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(xii) recover from the Owner on demand all expenses, payments and disbursements (including fees and expenses of counsel) incurred by the Mortgagee in or about or incidental to the exercise by it of any or all of the powers vested in it hereunder;

PROVIDED, ALWAYS, that any sale of the Vessel by the Mortgagee pursuant to Section 7(b)(ix) above shall operate to divest all right, title and interest of the Owner, its successors and assigns, in or to the Vessel so sold and to bar any such interest of the Owner and all persons claiming through or under the Owner and upon such sale the purchaser shall not be bound to see or inquire whether the Mortgagee’s power of sale has arisen in the manner herein provided and the sale shall be deemed to be within the power of the Mortgagee and the receipt by the Mortgagee of the purchase money shall effectively discharge the purchaser who shall not be concerned with the manner of application of the proceeds of the sale or be in any way answerable therefor.

In case the Mortgagee shall have proceeded to enforce any right, power or remedy under this Mortgage by foreclosure, entry or otherwise, and such proceedings shall have been discontinued or abandoned for any reason (including as a consequence of a rescission of acceleration by the Holders pursuant to Section 6.02 of the Indenture) or shall have been determined adversely to the Mortgagee, then and in every such case the Owner and the Mortgagee shall be restored to their former positions and rights hereunder with respect to the property, subject or intended to be subject to this Mortgage, and all rights, remedies and powers of the Mortgagee shall continue as if no such proceedings had been taken.

8. Application of Proceeds. The proceeds of any sale made either under the power of sale granted to the Mortgagee hereunder or under a judgment or decree in any judicial proceedings for the foreclosure of this Mortgage or for the enforcement of any remedy granted to the Mortgagee hereunder, any net earnings arising from the management, charter or other use of the Vessel by the Mortgagee under any of the powers herein contained or by law provided, the proceeds of any and all Insurances and any claims for damages on account of the Vessel or the Owner of any nature whatsoever and any Requisition Compensation, shall be applied in accordance with the terms of the Indenture.

In the event that the proceeds are insufficient to pay the amounts specified in Section 6.10(a) and (b) of the Indenture, the Mortgagee shall be entitled to collect the balance from the Owner or any other Person liable therefor.

9. No Waiver. No delay or omission of the Mortgagee to exercise any right or power or remedy vested in it under the Indenture, the Notes, this Mortgage, the other Note Documents or any of them shall impair such right or power or be construed as a waiver thereof or as acquiescence in any default by the Owner hereunder, nor shall the acceptance by the Mortgagee of any payments in connection with this Mortgage from any source be deemed a waiver hereunder. No single or partial exercise by the Mortgagee of any right, power or remedy nor the discontinuance, abandonment or adverse determination of any proceedings taken by the

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Mortgagee to enforce any right, power or remedy shall preclude any other or further exercise thereof or proceedings to enforce the same or the exercise of any other right, power or remedy, nor shall the giving by the Mortgagee of any consent to any act which by the terms of this Mortgage requires such consent prejudice the right of the Mortgagee to give or withhold consent to the doing of any other similar act.

10. Delegation of Power. The Mortgagee shall be entitled at any time and as often as may be expedient to delegate all or any of the powers and discretions vested in it by this Mortgage (including the power vested in it by virtue of Section 12 hereof) in such manner and upon such terms and to such Persons as the Mortgagee in its absolute discretion may deem advisable.

11. Indemnity. Without prejudice to any other rights or remedies of the Mortgagee under the Indenture, the Notes, this Mortgage or any of the other Note Documents, the Owner hereby agrees to indemnify, defend and save and hold harmless, the Mortgagee and each of its officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against, and shall pay on demand any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or resulting from this Mortgage or the performance or exercise of any rights or remedies hereunder or otherwise in connection with the Vessel (including, without limitation, its operations or any Environmental Liabilities in respect thereof), the Earnings, Requisition Compensation and Insurances, or otherwise howsoever arising out of or in connection with the enforcement of the Mortgagee’s rights and remedies hereunder, under the Indenture, the Notes or any of the other Note Documents, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from an Indemnified Party’s gross negligence, bad faith or willful misconduct.

12. Power of Attorney.

(A) The Owner hereby irrevocably appoints the Mortgagee as its attorney-in-fact , until such time as the Secured Obligations are paid in full in cash, to do in the name of the Owner all acts which the Owner, or its successors or assigns, could do in relation to the Vessel, including without limitation, to demand, collect, receive, compromise, settle and sue for (insofar as the Mortgagee lawfully may) all freights, hire, earnings, issues, revenues, income and profits of the Vessel, and all amounts due from underwriters under the Insurances as payment of losses or as return premiums or otherwise, salvage awards and recoveries, recoveries in general average or otherwise, and all other sums due or to become due to the Owner in respect of the Vessel, and to make, give and execute in the name of the Owner, acquittance, receipts, releases or other discharges for the same, whether under seal or otherwise, to take possession of, sell or otherwise dispose of or manage or employ, the Vessel, to execute and deliver charters and a bill of sale with respect to the Vessel, and to endorse and accept in the name of the Owner all checks, notes, drafts, warrants, agreements and all other instruments in writing with respect to the foregoing; PROVIDED, HOWEVER, that, unless the context otherwise permits under this Mortgage, such power shall not be exercisable by or on behalf of the Mortgagee unless and until an Event of

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Default has occurred and is continuing. The power of attorney hereby conferred shall be a general power of attorney and the Owner ratifies and confirms, and agrees to ratify and confirm, any deed, assurance, agreement, instrument, act or thing which the Mortgagee may execute or do pursuant thereto.

(B) The exercise of the power granted in this Section 12 by or on behalf of the Mortgagee shall not require any Person dealing with the Mortgagee to conduct any inquiry as to whether any Event of Default has occurred and is continuing, nor shall such Person be in any way affected by notice that any Event of Default has not occurred nor is continuing, and the exercise by the Mortgagee of such power shall be conclusive evidence of its right to exercise the same.

13. Appointment of Receiver. If any legal proceedings shall be taken to enforce any right under this Mortgage, the Mortgagee shall be entitled as a matter of right to the appointment of a receiver of the Vessel and of the freights, hire, earnings, issues, revenues, income and profits due or to become due and arising from the operation thereof.

14. Commencement of Proceedings. The Mortgagee shall have the right to commence proceedings in the courts of any country having competent jurisdiction and in particular the Mortgagee shall have the right to arrest and take action against the Vessel at whatever place the Vessel shall be found lying and the Owner agrees that for the purpose of proceedings against the Vessel any writ, notice, judgment or other legal process or documents may be served upon the Master of the Vessel (or upon anyone acting as the Master) and that such service shall be deemed good service on the Owner for all purposes.

15. Partial Invalidity. In the event that any provision or provisions of this Mortgage shall be declared invalid, void or otherwise inoperative by any present or future court of competent jurisdiction in any country, the Owner will, without prejudice to any other right and remedy of the Mortgagee under the Indenture, the Notes, this Mortgage, the other Note Documents, or any of them, execute and deliver such other and further instruments and do such things as in the reasonable opinion of the Mortgagee or its counsel will be necessary or advisable to carry out the true intent and spirit of this Mortgage. In any event, any such declaration of partial invalidity shall not affect the validity of any other provision or provisions of this Mortgage, or the validity of this Mortgage as a whole.

16. Further Assurances. The Owner hereby undertakes at its own expense from time to time to execute, sign, perfect, do and (if required), register every such further assurance, document, act or thing as in the reasonable opinion of the Mortgagee may be necessary or desirable for the purpose of more effectually mortgaging and charging the Vessel or perfecting the security constituted or intended to be constituted by this Mortgage or contemplated by the Indenture or the Notes.

17. Cumulative Remedies. Each and every power and remedy in this Mortgage specifically given to the Mortgagee shall be in addition to every other power and remedy herein or in the Indenture or in the Notes or in the other Note Documents specifically given or now or

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hereafter existing at law, in equity, admiralty, or by statute, and each and every power and remedy whether specifically in this Mortgage or in the Indenture or in the Notes or in the other Note Documents given or otherwise existing may be exercised from time to time and as often and in such order as may be deemed expedient by the Mortgagee, and the exercise or the beginning of the exercise of any such power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other power or remedy under the Indenture, the Notes, this Mortgage or any other Note Documents.

18. Recordation of Mortgage. For the purpose of recording this Mortgage as required by Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended, the total amount is Five Hundred Fifty Million United States Dollars (U.S. $550,000,000) and interest, fees, expenses, commissions and performance of mortgage covenants. The maturity date is December 1, 2017 and the discharge amount is the same as the total amount. It is not intended that this Mortgage shall include property other than the Vessel and it shall not include property other than the Vessel as the term “vessel” is used in subdivision 1 of Section 106 of Chapter 3 of the Title 21 of the Liberian Code of Laws of 1956, as amended. Notwithstanding the foregoing, for property other than the Vessel, if any should be determined to be covered by this Mortgage, the discharge amount is zero point zero one percent (0.01%) of the total amount.

19. No Waiver of Preferred Status. Anything herein to the contrary notwithstanding, it is intended that nothing herein shall waive the preferred status of this Mortgage under the laws of the Republic of Liberia or under the corresponding provisions of any other jurisdiction in which it is sought to be enforced and that, if any provision or portion thereof herein shall be construed to waive the preferred status of this Mortgage, then such provision to such extent shall be void and of no effect.

20. Counterparts. This Mortgage may be executed in any number of counterparts each of which shall be an original but such counterparts shall together constitute but one and the same instrument.

21. Notices. All notices and other communications provided for hereunder shall be in English and shall be either (i) in writing (including facsimile communication) and mailed by first class mail (registered or certified, return receipt requested), overnight air courier guaranteeing next day delivery, facsimile transmission or otherwise delivered in person or (ii) by electronic mail in portable document format (.pdf) (if electronic mail addresses are designated as provided below) confirmed immediately in writing, addressed to it at its address set forth below or at such other address as shall be designated by the Owner or the Mortgagee, as applicable, in a written notice to the other Person.

If to the Owner:

Pacific Drilling V Limited

3050 Post Oak Blvd., Suite 1500

Houston, Texas 77056

Attention: Treasurer

Facsimile: (713) 583-5777

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If to the Mortgagee:

Deutsche Bank Trust Company Americas

Trust & Agency Services

60 Wall Street, MS NYC60-2710

New York, New York 10005

Attention: Corporates Team Deal Manager – Pacific Drilling V Limited

Fax: 732-578-4635

With a copy to:

Deutsche Bank Trust Company Americas

c/o Deutsche Bank National Trust Company

Trust & Agency Services

100 Plaza One, Mailstop JCY03-0699

Jersey City, New Jersey 07311

Attention: Corporates Team Deal Manager – Pacific Drilling V Limited

Fax: 732-578-4635

All such notices and other communications shall, when mailed, transmitted by facsimile, sent by electronic mail or otherwise, be deemed to have been duly given five Business Days after being deposited in the mail, postage prepaid, the next Business Day after timely delivery to the courier, after receipt is acknowledged of a facsimile transmission, after receipt of electronic mail is confirmed in writing, or at the time delivered by hand if personally delivered, respectively, addressed as aforesaid; except that notices and other communications to the Mortgagee shall not be effective until received by the Mortgagee. Delivery by facsimile or portable document format (.pdf) transmission of an executed counterpart of any amendment or waiver of any provision of this Mortgage shall be effective as delivery of an original executed counterpart thereof

22. Rights of Owner. Unless and until one or more Events of Default shall have occurred and be continuing, to the extent not prohibited by, and subject to the terms of, the Indenture, the Owner (a) shall be suffered and permitted to retain actual possession and use of the Vessel, including, without limitation, the right to enter into drilling contracts, charters and other similar agreements with regard to the Vessel and (b) shall have the right, from time to time in its discretion, and without application to the Mortgagee, and without obtaining a release thereof by the Mortgagee, to dispose of, free from the Lien hereof, any boilers, engines, machinery, masts, spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture, fittings, equipment or any other appurtenances of the Vessel that are no longer useful, necessary, profitable or advantageous in the operation of the Vessel, first or simultaneously replacing the same by new or used boilers, engines, machinery, masts, spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture, fittings, equipment or any other appurtenances of substantially equal value to the Owner, which shall forthwith become subject to the lien of this Mortgage.

23. Waiver; Amendment. No amendment, modification or waiver of any provision of this Mortgage, and no consent to any departure by the Owner herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Article 9 of the Indenture.

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24. Successors and Assigns. All the covenants, promises, stipulations and agreements of the Owner and all the rights and remedies of the Mortgagee contained in this Mortgage shall bind the Owner, its successors and assigns, and shall inure to the benefit of the Mortgagee, its successors and assigns, whether so expressed or not.

25. Applicable Law. This Mortgage shall be governed by, and construed in accordance with, the laws of the Republic of Liberia.

26. Headings. In this Mortgage, section headings are inserted for convenience of reference only and shall be ignored in the interpretation of this Mortgage.

27. Mortgagee.

27.1 The Mortgagee shall not be required or responsible:

(A) to record, register, document, file, perfect, protect, maintain or renew any security interest in the Vessel or this Mortgage and it is understood for the avoidance of doubt that the Owner shall be solely responsible for any and all of the foregoing; and

(B) to monitor, observe, oversee or investigate the operations, status or activities of the Vessel or the Owner’s compliance and performance with any of the terms, conditions, covenants and agreements set forth in this Mortgage.

27.2 The Mortgagee shall be entitled to all of the rights, protections, privileges and immunities accorded the Trustee as set forth in the Indenture.

27.3 Notwithstanding anything else to the contrary herein, the Mortgagee shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers required in writing by the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (or such other number or percentage of the aggregate principal amount of Notes as shall be necessary under the circumstances as provided in the Indenture); provided, however, that if the taking or exercise of any such discretionary action could reasonably be expected to expose the Mortgagee to any loss, liability or expense, the Mortgagee shall have received, upon request therefor, indemnity or security (or both) satisfactory to it against such loss, liability or expense that might be incurred in connection therewith. Whenever reference is made herein to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Mortgagee or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Mortgagee, it is understood that in all cases the Mortgagee shall have no duty and shall be fully justified in failing or refusing to take any such action under unless it shall have

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received written instructions from the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (or such other number or percentage of the aggregate principal amount of Notes as shall be necessary under the circumstances as provided in the Indenture), subject to the proviso set forth in the immediately preceding sentence.

28. Force Majeure. The Mortgagee shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Mortgagee that prevents the Mortgagee from performing such act or fulfilling such duty, obligation or responsibility hereunder (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire, facsimile or other wire or communication facility).

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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IN WITNESS WHEREOF, the Owner has executed this Mortgage by its duly authorized representative on the day and year first above written.

PACIFIC DRILLING V LIMITED

By:
Name:
Title:

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ACKNOWLEDGMENT OF MORTGAGE

STATE OF	)
ss:
COUNTY OF	)

On this [•] day of [•] , 2013, before me personally appeared [•], to me known, who, being by me duly sworn, did depose and say that (s)he resides at [•], that (s)he is a/an [•] of PACIFIC DRILLING V LIMITED, the corporation described in and which executed the foregoing First Preferred Mortgage; and that (s)he signed his/her name thereto pursuant to authority granted to him/her by the Board of Directors of said corporation.

Notary Public

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FIRST PREFERRED MORTGAGE

- ON THE -

LIBERIAN FLAG VESSEL

PACIFIC KHAMSIN

PACIFIC DRILLING V LIMITED,

as Owner

TO

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Mortgagee

Dated: [            ], 2013

EXHIBIT A

Indenture

[See attached.]

ANNEX F

Form of Liberian Legal Opinion

Phone:	(212) 885-5000

Fax:	(212) 885-5001

,	2013

Deutsche Bank Trust Company Americas

60 Wall Street, MS NYC60-2710

New York, NY 10005

Re:	PACIFIC KHAMSIN
Our Reference: 137780-06501

Ladies and Gentlemen:

We have acted as your counsel regarding certain matters of the laws of the Republic of Liberia (“Liberia”) in connection with an Indenture, dated November     , 2012 (the “Agreement”), made between you, as trustee (in such capacity, the “Trustee”) and as collateral agent (in such capacity, the “Collateral Agent”), Pacific Drilling V Limited, a British Virgin Islands company registered as a foreign maritime entity under the laws of Liberia (the “Shipowner”), as issuer, Pacific Drilling S.A., a Luxembourg corporation, and certain subsidiaries of the Shipowner, as guarantors, pursuant to which the Shipowner has issued to certain initial purchasers its 7.250% Senior Secured Notes due to mature in 2017 in an aggregate original principal amount of USD500,000,000, with a right to issue up to an additional aggregate principal amount of USD50,000,000 (totaling USD550,000,000) (collectively, the “Notes”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Mortgage (as defined below).

In rendering this opinion letter, we have examined executed copies of the following documents (collectively, the “Documents”):

1.	the Agreement; and

2.	the First Preferred Mortgage, dated , 2013 (the “Mortgage”), on the Liberian-flag vessel named PACIFIC KHAMSIN, Official Number [ ] (the “Vessel”), made by the Shipowner in favor of the Trustee.

In addition, in rendering this opinion letter we have examined and relied on originals or copies of the following documents:

Deutsche Bank Trust Company Americas

                                     , 2013

1.	A copy of the Certificate of Goodstanding, dated , 2013, with respect to the Shipowner as a foreign maritime entity issued by the Liberian Ministry of Foreign Affairs, a copy of which is attached hereto as Appendix A (the “Certificate of Goodstanding”); and

2.	A copy of the Certificate of Ownership and Encumbrance, dated , 2013, issued by the Liberian Deputy Commissioner of Maritime Affairs with respect to the Vessel, a copy of which is attached hereto as Appendix B (the “Certificate of Ownership and Encumbrance”).

We have assumed for purposes of rendering this opinion letter:

1.	the genuineness of all signatures and the authenticity and completeness of all documents submitted to us as originals;

2.	the completeness and conformity to authentic original documents of all documents submitted to us in electronic form or as copies and that copies of the documents recited in the Mortgage as being attached as exhibits thereto were attached when the Mortgage was recorded;

3.	that all parties to the Documents are duly incorporated or formed, validly existing and (where the concept has a technical meaning) in good standing under the laws of their respective jurisdictions of incorporation or formation;

4.	that all parties to the Documents have all the requisite capacity, power and authority and have taken all necessary corporate or other action to enter into the Documents to which they are a party and to effect the transactions contemplated in them, have duly authorized, executed and delivered them and will do any further acts required in order to give full force and effect to them and the transactions contemplated by them;

5.	the truth and accuracy of all representations and statements as to fact made in the Documents by each of the parties to them;

6.	that none of the parties to the Documents has by entering into them infringed or breached, or will by incurring liabilities under them, infringe or breach, any law binding on it or any of its property in any part of the world other than Liberia;

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7.	that there is no rule of law (including any rule of public policy) of any jurisdiction other than Liberia which would affect any matter on which we have expressed an opinion below;

8.	that each of the Documents (other than the Mortgage with respect to the Shipowner) is the legal, valid, and binding obligation of the parties thereto, enforceable in accordance with its terms against such parties under the law by which it is stated to be governed;

9.	that Liberian laws and regulations, which have been made available to us by Liberian Corporation Services, Inc. and Liberian International Ship and Corporate Registry, LLC, have not been the subject of any amendments not made available to us by them, and otherwise remain in full force and effect on the date hereof, and that the persons who executed the aforesaid certificates of public officials are duly authorized to act in such capacity on behalf of Liberia;

10.	that all public records reviewed and examined by us are accurate and complete and that all factual matters stated in certificates of public officials are true and correct as set forth therein; and

11.	that all of the certifications and statements made in each of the [Documents, the Certificate of Goodstanding and the Certificate of Ownership and Encumbrance] remain true, correct and complete in all respects as if made as of the date of this opinion letter.

Based upon and subject to the foregoing, and subject to the qualifications, limitations, exceptions, exclusions, and assumptions set forth herein, we are of the opinion that insofar as the laws of Liberia are concerned:

1.	The Shipowner is duly registered and in good standing as a foreign maritime entity under the laws of Liberia and as such is entitled to register the Vessel under the Liberian flag.

2.	The Mortgage constitutes the legal, valid and binding obligation of the Shipowner, enforceable against the Shipowner in accordance with its terms.

3.	The Shipowner is the duly registered owner of the Vessel under the Liberian flag and the Vessel is free from any encumbrances of record other than the Mortgage.

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                                     , 2013

4.	The Mortgage was duly recorded in accordance with Liberian law in the office of the Liberian Deputy Commissioner of Maritime Affairs on , 2013, at : .M., , in Book PM-65, at Page , and the Mortgage constitutes a valid preferred mortgage lien on the Vessel under the laws of Liberia, and there are no other liens of record filed prior in time to the Mortgage with respect to the Vessel. No periodic re-recording or periodic refiling of the Mortgage is necessary to continue the lien of the Mortgage.

5.	Except for the recordation of the Mortgage, which has been completed, it is not necessary under the laws of Liberia in order to assure the validity, effectiveness or enforceability, or admissibility in evidence (except as referred to in paragraph 12 below) of the Documents that any of the Documents be filed, registered or recorded in any public office or elsewhere in Liberia.

6.	No further consent, license, permit, approval, exemption or authorization of Liberia, including any exchange control approval, is necessary to enable the Shipowner to execute, deliver and perform its obligations under any of the Documents to which it is a party or to assure the legality, validity, performance or enforceability of such Documents and the transactions contemplated thereby.

7.	Neither the execution and delivery by the Shipowner of, nor the performance by the Shipowner of its obligations under, the Documents to which it is a party will violate any provision of any applicable statute or regulation of Liberia.

8.	Under the laws of Liberia, the Shipowner is not required or entitled to make any withholding or deduction with respect to any tax from any payment which it is or may be required to make under any of the Documents to which it is a party.

9.	The choice of law provision contained in the Documents should be recognized by the Liberian courts as valid and does not contravene the laws of Liberia.

10.	The submission by the Shipowner to the jurisdiction stated in the Documents to which it is a party does not contravene the laws of Liberia.

11.

A final, non-appealable judgment obtained in New York against the Shipowner on any of the Documents to which it is a party should be admissible into evidence and enforceable in Liberia without a retrial on the merits if: (i) the court rendering the judgment had jurisdiction over the persons and the subject-matter; (ii) the judgment is for a definite sum of money and is final and non-appealable in the jurisdiction in which the judgment was rendered; (iii) the defendant was

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present in person or by a duly appointed representative and the judgment was not a default judgment; (iv) the judgment was not obtained by fraud; and (v) the judgment does not offend the principles of Liberia as to due process, natural justice or public policy.

12.	Assuming none of the Documents were executed in Liberia, there are no stamp or registration duties or similar taxes or charges payable in respect of the execution, delivery, performance or enforcement of any of the Documents other than (i) nominal documentary stamp taxes which must be paid if any of the Documents is ever submitted to a Liberian court, (ii) court fees consequent upon litigation in Liberia, and (iii) the fees due to Liberia for the recordation of the Mortgage.

13.	To our knowledge without having made any investigation of agreements (other than our examination of the Documents), the obligations of the Shipowner under the Mortgage are direct, general and rank at least pari passu with all other present or future unsecured and unsubordinated Indebtedness (as defined in the Agreement) of the Shipowner under the laws of Liberia, except such Indebtedness which is manditorily preferred by law whether pursuant to statute, regulation, the decision or order of a court or other tribunal, or otherwise.

14.	Neither the Trustee nor the Collateral Agent will be deemed to be resident, domiciled, carrying on business or subject to taxation in Liberia by reason only of the negotiation, preparation, execution, performance, enforcement of, and/or receipt of any payment due from the Shipowner under the Documents.

15.	It is not necessary under the laws of Liberia (i) in order to enable either the Trustee or the Collateral Agent to enforce their rights under the Mortgage or (ii) by reason of the execution, delivery and performance of the Mortgage that either the Trustee or the Collateral Agent must be licensed, qualified or otherwise entitled to carry on business in Liberia.

The opinions expressed herein are subject in all respects to the following qualifications, limitations, exceptions, exclusions, and assumptions:

(a) We qualify the opinions expressed herein as follows: (1) the enforceability of the rights and remedies provided for in the Documents (i) may be limited by insolvency, bankruptcy, reorganization, fraudulent conveyance, fraudulent transfer, fraudulent obligation, moratorium or other similar laws affecting generally the enforceability of creditors’ rights and remedies or the collection of debtor’s obligations from time to time in effect, and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered in a proceeding in

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equity or at law, including the application of principles of good faith, fair dealing, course of dealing, course of performance, commercial reasonableness, materiality, unconscionability and conflict with public policy and other similar principles; (2) different results might be obtained under the laws (other than the laws of Liberia) by which the Documents or any of them are expressed to be governed; (3) while there is nothing in the laws of Liberia which prohibits the Shipowner from submitting to the jurisdiction of a forum other than Liberia, the validity and the enforceability of the submission to jurisdiction provisions set forth in the Documents are not dependent upon such laws and such provisions may not be enforceable under the laws of another jurisdiction; (4) Liberian courts are not bound by a foreign judgment and have the right to review a case on the merits if a motion is made to the court to the effect that there is no merit to the case or the foreign court lacked jurisdiction; (5) certain of the remedial and self-help provisions of the Documents may be limited or rendered unenforceable by the laws of Liberia (but such limitations do not, in our opinion, make the enforcement remedies provided by the Documents unsatisfactory for the practical realization of the benefits provided thereby) or under the laws of other jurisdictions where enforcement may be sought; (6) obligations contained in documents referred to in the Documents but which are not attached to the Mortgage might not be secured by the Mortgage; and (7) enforcement of the Documents might not be available with respect to amounts that the Shipowner has merely stipulated are owing but have not been actually advanced or do not represent costs actually incurred.

(b) We express no opinion as to the availability of the remedy of specific performance as to any of the Documents, or as to the availability of equitable remedies, including injunctive relief, for the enforcement of any provision of any of the Documents.

(c) Notwithstanding anything to the contrary contained in the foregoing, we express no opinion as to the enforceability under the laws of Liberia of any provision of the Documents which purports to provide for the payment of, or to secure the obligation of the Shipowner to pay, interest on overdue interest or additional sums as a result of losses due to currency fluctuations subsequent to the granting of judgment by a court of competent jurisdiction.

(d) In rendering the opinions expressed in paragraph 1 above concerning the registration and good standing of the Shipowner as a foreign maritime entity in Liberia, we have relied solely on the Certificate of Goodstanding.

(e) In rendering the opinions expressed in paragraphs 3 and 4 above concerning the ownership of the Vessel and the recording of the Mortgage on the Vessel and the absence of liens or encumbrances of record on the Vessel filed prior in time to the Mortgage, we have relied solely on the Certificate of Ownership and Encumbrance.

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(f) Except as specifically set forth in opinion paragraph 4 above concerning the recording of the Mortgage and the absence of liens of record on the Vessel filed prior in time to the Mortgage, we express no opinion regarding the creation, perfection or priority of any security interest or lien in your favor.

(g) As to questions of fact material to our opinion, we have not conducted an independent investigation thereof and have relied exclusively upon the representations set forth in the Documents and certificates of public officials. We have not made any independent investigation in rendering this opinion other than the document examination described above. Our opinion is qualified in all respects by the scope of that document examination. We make no representation as to the sufficiency of our investigation for your purposes.

(h) The words “to our knowledge” as used herein signify that, in the course of our review and analysis for the purpose of rendering this opinion letter, no information has come to our attention that has given us actual knowledge or actual notice that any such opinions or other matters are not accurate or that any of the reports, records, documents, certificates, instruments and information on which we have relied are not accurate and complete. Except as otherwise stated herein, we have not undertaken any independent investigation or verification of such matters. The words “our knowledge” and similar language used herein are intended to be limited to the knowledge of the lawyers within our firm who have worked on the matters to which this opinion letter relates.

(i) The opinions expressed herein are expressed as of the date hereof, and we assume no obligation to supplement this opinion to reflect facts or circumstances that may hereafter come to our attention or any changes in law that may hereafter occur. This opinion letter is strictly limited to the matters stated herein, and no other or more extensive opinion is intended, implied or to be inferred beyond the matters expressly stated herein. This opinion letter is not a guarantee and should not be construed or relied on as such.

Although we are not admitted to practice law in Liberia, we are familiar with certain matters of Liberian law, including its maritime and corporate laws. As to matters of Liberian law, we have relied principally on our independent examination of legal materials made available to us by Liberian Corporation Services, Inc. and Liberian International Ship and Corporate Registry, LLC. The opinions expressed herein are limited to the laws of Liberia and do not cover any other laws.

This opinion letter is issued solely for your benefit and may be relied upon solely by you and your legal counsel in connection with the transaction described herein and is not to be made available to, or relied upon by, any other person, firm or entity. This opinion letter may not be used or relied upon in connection with any transaction other than the transaction described in the

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first paragraph of this letter. Notwithstanding the foregoing, at your request, we hereby consent that this opinion letter may be disclosed to, but may not be relied upon in any way by, (i) any person to whom disclosure is required to be made by applicable law or court order or pursuant to the rules or regulations of any governmental supervisory or regulatory body or in connection with any judicial proceedings; (ii) the officers, employees, auditors and professional advisers of yours; (iii) any affiliate of yours and the officers, employees, auditors and professional advisers of such affiliate; and (iv) any purchasers of any of the Notes.

Very truly yours,

BLANK ROME LLP

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Appendix A

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Appendix B